EXHIBIT 10.1

Société Anonyme with share capital of € 1,292,324,754
Head office: 25, avenue Kléber — 75116 Paris — France
R.C.S.: 389 058 447 Paris
Internet addresses: www.alstom.com
www.alstom.fr

ANNUAL REPORT — FINANCIAL INFORMATION
FISCAL YEAR 2002

[Selected Pages]

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our Consolidated Financial Statements for fiscal year 2002 and the notes thereto, “Description of Activities” and “Risk Factors”, included elsewhere in this Annual Report. During the periods discussed in this section, we made several significant transactions that affected the comparability of our financial results between periods. In order to allow you to compare the relevant periods, we present certain information both as it appears in our financial statements and adjusted to improve comparability. We describe these adjustments under “Financial Statements for the Years Ending 31 March 2000, 2001 and 2002 – Changes in business composition” below.

This document contains certain information about the markets in which we operate (market size, competitive position). Unless otherwise stated, we have prepared all market share and statistical data contained in this Annual Report on the basis of internal sources and estimates.

OVERVIEW

Since our initial public offering in 1998, we have faced a dramatic transformation of the industries in which we operate, and have responded by reshaping our portfolio of products, systems and services. These changes have been due principally to continued deregulation of our markets and privatisation, which has increasingly changed our customer base from one composed of large state-owned companies to one composed of smaller private companies. We have addressed these developments by transforming our group. We have completed our technology base through a series of strategic acquisitions, most notably through the acquisitions of heavy-duty gas turbine technology from ABB and tilting train technology through our acquisition of Fiat Ferroviaria. In February 2002, we entered into a technology agreement with Rolls Royce that we intend to exploit to further develop our heavy-duty gas turbines technology. As a result of this transformation, our Power Sector represented 57% of our sales in fiscal year 2002, Transport 19%, Transmission & Distribution (T&D), when combined with Power Conversion, 17%, and Marine 6% (these figures exclude sales of our former Contracting Sector, which we sold in July 2001). In the process, we have significantly improved the geographical balance of our sales, with approximately 62% of our fiscal year 2002 sales generated outside of Europe, including 34% in the Americas (these figures exclude sales from our former Contracting Sector).

The following table sets forth, on a consolidated basis, some of our key financial and operating data.

	Year ended and at 31 March
	2000	2001	2002
	(in € million)
Order backlog	23,701	39,429	35,815
Orders received	17,259	25,727	22,686
Sales	16,229	24,550	23,453
Operating income	729	1,151	941
Operating margin	4.5%	4.7%	4.0%
Net income after goodwill amortisation	349	204	(139)
Earnings per share (€)(1)	1.6	0.9	(0.6)

(1)	Per share information is calculated on the basis of the weighted average number of outstanding shares.

In fiscal year 2002, our results were generally disappointing. In the first six months of fiscal year 2002, orders and sales increased. More difficult market conditions in Power and Marine appeared later in fiscal year 2002 as the economic downturn in the US was further impacted by the tragic events of 11 September 2001 and the bankruptcy proceedings of Enron. The lower levels of global economic activity, notably in the US and Japan, are also affecting Asia. Due to this global economic environment, the orders we received in fiscal year 2002 declined whilst our sales were stable versus fiscal year 2001, in each case on a comparable basis. The order book proved resilient overall and amounted to € 35.8 billion at 31 March 2002, representing 19 months of sales (excluding sales from our former Contracting Sector). Orders and sales were negatively impacted by the disposals of our former Contracting Sector and our 51% interest in GT Railway Maintenance Holdings Limited (“GTRM”), a UK rail maintenance company, by lower orders and deliveries in Marine and lower orders in Power. Operating margin decreased to 4.0% from 4.7% due mainly to delivery difficulties on several UK train contracts, pricing pressure in our T&D activities and a drop in the Marine operating margin, as described below.

We incurred a net loss of € 139 million in fiscal year 2002 versus a net profit of € 204 million in fiscal year 2001. This net loss was due essentially to lower operating margins, higher restructuring costs, provision charges for vendor financing and interest expense, partly offset by capital gains on disposals. Due to a net cash outflow as a result of several operational and working capital issues, our net debt at 31 March 2002 increased to approximately € 2.1 billion from € 1.6 billion at 31 March 2001. The balance of future receivables sold under our securitisation programme rose to approximately € 1.7 billion from € 1.6 billion at 31 March 2001.

In response to this deterioration of our financial situation and market environment, we are implementing a strategic plan, “Restore Value”, discussed later in this section.

OPERATIONAL ISSUES

Our results for the fiscal year ended 31 March 2002 were particularly influenced by three operational issues.

Power: Update on GT 24/26 Gas Turbine Issues

On 31 July 2000, we announced that we had experienced significant technical difficulties in the introduction of the new GT 24/26 heavy-duty gas turbines. GT 24/26 heavy-duty gas turbines are at the top end of our extensive range of gas turbines, with respective outputs of 179 MW and 262 MW. They are among the largest individual products we sell and are typically sold as part of a larger power project involving other Power products. The GT 24/26 turbines are based upon technology developed by ABB. ABB initiated the development and marketing of the GT 24/26 turbines in 1995, and also entered into the contracts for sales of these turbines. These turbines were based on an advanced and novel design concept. In connection with the start of commercial operation of these turbines in 1999 and 2000, a number of significant technical problems were identified affecting all the 79 turbines previously sold.

In response to these technical problems, we are progressively designing and implementing modifications across the fleet of GT 24/26 turbines and we continue to negotiate settlement agreements with our customers. Our plan is to modify all existing GT 24/26 turbines and to include the modifications to the 21 GT 24/26 turbines remaining to be delivered. Modifications that should deliver further enhancements to output and efficiency over future years are also being designed, tested and then incorporated progressively into the turbines. In February 2002, we entered into a technology agreement with Rolls-Royce, in relation to use of their aero-engine technology, to further develop our heavy-duty gas turbine technology, in particular the GT 24/26 turbines.

To date the cumulative operating hours of the installed turbines had reached in excess of 250,000 hours. The improvement programme is on schedule and settlements have been agreed or are not required for 56 turbines. Of the remaining 23 turbines, settlement negotiations are under way on 16 machines (including five that are subject to litigation) with seven still to be started. The settlements are agreements with our clients for penalties and remedial actions during the agreed interim period, until the implementation of the performance improvement modifications at which time the agreements require the turbines to meet specified performance criteria.

We have established provisions to cover the anticipated costs of making modifications to the turbines and to allow for the additional expenditure not already covered within contract costs that we expect to incur in reaching settlements with our customers, including the costs of fulfilling contractual conditions. We recorded, prior to 30 September 2000, € 1,625 million of provisions and accrued contract costs in respect of projects relating to the 79 GT 24/26 turbines. We retained € 1,440 million of provisions and accrued contract costs at 31 March 2002 in respect of these turbines. See Notes 6 and 18 to the Consolidated Financial Statements for fiscal year 2002.

Sales of GT 24/26 gas turbines represented approximately 14% of Power’s sales during fiscal year 2002 versus 17% of Power’s sales during fiscal year 2001.

Transport: UK Trains

In 1997, shortly after the privatisation of the UK rail industry, we took five orders for a total of 119 new regional trains with an aggregate value of € 670 million. These contracts were part of the first series of orders following the rail deregulation in the UK.

The difficulties that we encountered on these contracts are isolated but nevertheless significant. As part of the UK deregulation, responsibility for approving railway vehicle safety specifications shifted to a variety of new governmental agencies, which delayed the receipt of necessary government approvals and authorisations. In addition, deregulation introduced a number of new rail operators each of whom had their own contractual and technical requirements. In order to meet our initial delivery commitments, we were required to commence production prior to receipt of final government specifications and approvals. When these specifications were finalised, they differed from our expectations, which required costly and time-consuming modifications. As a result, we did not meet our delivery schedules and are implementing action plans to gain customer acceptance of the remaining trains.

We have reorganised the business and put in place new management to resolve this issue quickly and comprehensively. At 31 March 2002, 90 of the 119 CORADIA and Juniper trains ordered by South West Trains, Scotrail, Northwest Trains and Gatwick Express had been delivered. We expect to deliver the remaining 29 trains by the end of the 2002 calendar year.

Marine: Vendor Financing

We undertook financial assistance, which we refer to as “vendor financing”, in support of the recovery plan for the Marine Sector from fiscal year 1996 to fiscal year 1998, which assisted us to obtain repeat orders for cruise-ships and increased the productivity of the shipyard. We provided guarantees to financial institutions relating to indebtedness incurred by certain purchasers of our cruise-ships and fast ferries. At 31 March 2002, these guarantees related to a total of 13 ships, including six cruise-ships delivered to Renaissance Cruises and seven for four other customers. In addition, two other cruise-ships were supplied to Renaissance Cruises (“Renaissance”) without vendor financing.

Renaissance filed for bankruptcy proceedings in September 2001. Thereafter, the lenders and we have undertaken actions to secure and maintain the ships and to restructure their financing. Our overall exposure to Renaissance vendor financing at 30 September 2001 was € 684 million in guarantees of financing made in connection with the delivery of the six ships.

As part of the restructuring, which was completed in fiscal year 2002, ownership of the six ships, including four that were previously owned by four special purpose leasing entities in which we had an interest, was transferred to subsidiaries of Cruiseinvest (Jersey) Ltd., an entity in which we own no shares. Cruiseinvest financed this acquisition principally through bank borrowings, guaranteed in part by us. In addition, we purchased subordinated limited recourse notes issued by Cruiseinvest, agreed to provide Cruiseinvest with a line of credit and met certain of our commitments under our pre-existing guarantees. Interest on the subordinated limited recourse notes is payable only from amounts remaining after satisfaction of payments due on Cruiseinvest’s bank borrowings.

In parallel, the re-marketing of the ships has commenced, with the objective to charter the ships on a long-term basis or sell them on normal market terms. One of the ships, R8, has been chartered to P&O Princess. In the meantime, alternative revenue generating uses for the other five ships are being put in place. Our overall exposure to Renaissance vendor financing was reduced from € 684 million at 30 September 2001 to € 432 million at 31 March 2002, consisting of € 195 million relating to the limited recourse notes, € 40 million relating to the line of credit, and € 197 million relating to guarantees. We describe our exposure in greater detail in Notes 9, 23 and 26(b) of the Consolidated Financial Statements for fiscal year 2002.

In addition to our Renaissance vendor financing exposure of € 432 million, at 31 March 2002 our other remaining vendor financing exposure in Marine amounted to € 612 million, relating to five cruise-ships and two ferries for four customers. Consequently, our total vendor financing exposure in relation to Marine amounted to  € 1,044 million at 31 March 2002. In addition, after 31 March 2002, a guarantee was granted, for a total of  € 42 million, for the financing of one other cruise-ship ordered in 1998 which was delivered in April 2002. There are no other vendor financing arrangements or commitments relating to cruise-ships in the order book.

During fiscal year 2002, we recorded a provision of € 110 million above operating income relating to our exposure to Renaissance, of which we expensed € 56 million, leaving a retained provision of € 54 million for the Renaissance exposures, and recorded an additional provision of € 90 million under other expenses to cover risks relating to Marine vendor financing generally. Consequently, we retained a total of € 144 million of provisions at 31 March 2002 to cover risks associated with Marine vendor financing. Given previously existing provisions to cover risks in our Marine Sector, part of which were released, the net impact on our consolidated net income for the year ended 31 March 2002, was an additional expense of € 90 million, corresponding to the € 90 million provision recorded under other expenses.

The balance sheet impact of the Renaissance restructuring was limited due to the fact that at 31 March 2001 we had € 346 million in dedicated deposits (recorded under long term deposits and retentions in Other Fixed Assets) relating to our initial guarantees, which we used to finance in part the restructuring. At 31 March 2002, we had € 169 million deposited in relation to our remaining guarantees. See Note 9 to the Consolidated Financial Statements for fiscal year 2002.

RESTORE VALUE

On 14 March 2002 we presented our “Restore Value” plan with the key objective of strengthening our balance sheet and cash flow generation. Strengthening the balance sheet is necessary due to the increase in our debt-to-equity ratio since our initial public offering resulting from increased working capital requirements and major acquisitions undertaken over the last four years, including the creation of ABB ALSTOM Power and subsequent purchase of ABB’s stake and the acquisition of Fiat Ferroviaria. We funded these investments substantially from cash and borrowings. As explained above, we have also faced several one-off issues such as the GT 24/26 technical difficulties and delays in the delivery of UK trains. The Renaissance Cruises bankruptcy has highlighted our highly leveraged balance sheet. Over the next three years we will concentrate on the most profitable segments of our markets, improving operational efficiency at all levels and substantially improving cash generation across the whole range of our businesses.

The “Restore Value” plan focuses on three elements: reinforcing management, strengthening our balance sheet and improving operational excellence.

Management

During fiscal year 2002, we made important organisational changes and strengthened our management both at Corporate and Sector levels.

The Power Sector has been fully integrated into ALSTOM following the acquisition from ABB, and the structure of our T&D and Transport Sectors has been reconfigured. More generally, the integration between Sectors and Corporate has been substantially reinforced and tighter controls put in place.

Cash Focus

•
Generate cash flow from operations.    Our objective is to generate € 1.3 billion of cumulative free cash flow from operations over the fiscal year 2003 to fiscal year 2005 period, although our ability to do so will depend on the operating performance of our Sectors and our ability to reduce working capital requirements;

•
Restructure debt and improve liquidity.    We and our banks have agreed changes to our covenants for a limited period and to our debt structure and maturity. In addition, in March 2002, we secured  € 850 million of supplementary back-up lines of credit;

•
Real estate sales.    We intend to sign agreements for the sale of an estimated € 750 million in real estate sales by December 2002. We have identified sites for sale located in seven western European countries. Advisers have been working on a three-stage plan consisting of a feasibility study, marketing and execution. We expect to remain the occupier of most properties, and do not intend to enter into put or call arrangements in connection with the sales. We expect future savings on depreciation and interest expense to offset higher rent expense;

•
Disposal of non-core businesses.    Through a comprehensive strategic review of our portfolio, we have identified twelve non-core assets for disposal. These assets generated total revenues of approximately  € 3.3 billion for the fiscal year 2002. At 31 March 2002, we had commenced the disposal process of nine businesses. Once the savings of tax, interest and goodwill amortisation have been realised we expect that the impact on net income of the disposals will be negligible. If the proceeds of the disposals equal our estimates, we would realise a small capital gain before tax. This plan is based on selling constituent businesses from different Sectors, and would not include the sale of an entire Sector; and

•
Capital increase.    We intend to issue new shares through a capital increase with preferential subscription rights for existing shareholders. The timing and the amount of the offering depend on market conditions and regulatory approvals.

Operational Excellence

Our strategic plan includes several objectives:

•	Improve our business mix with an increased emphasis on higher growth and margin activities in each Sector’s portfolio;

•
Streamline our cost structure through continuous improvement of productivity with an estimated restructuring charge of € 200 million per year over the three-year plan period. We are seeking to reduce annual overhead expense by an estimated € 250 million per year by the end of the three-year plan;

•	Improve operational excellence by further tightening risk management and focusing on improved quality; and

•	Rapidly resolve the operational issues discussed above in Power, Transport and Marine.

Power Strategy

In order to boost our position in the competitive global market, Power continues to focus on a series of measures to improve our market position and product quality. Power’s key strategies are as follows:

•
Increasing our emphasis on operational efficiency by reducing our cost structure, enhancing cash management and focusing on quality and process improvements. In addition, implementation of the Quality Focus 6 Sigma programme — an operational excellence programme central to Power’s performance improvement strategy — is being accelerated to increase on-time delivery of high-quality products and services to customers;

•	Focusing on high-growth/high-margin activities, such as service, including information technology solutions, industrial gas turbines and emissions reduction products and services;

•
Given the importance of new orders in the marketplace, we are strengthening our technological expertise in heavy-duty gas turbines, notably through a long-term technology agreement we have entered into with Rolls-Royce; and

•
Increased spending on gas turbine-related research and development will be directed to the enhancement of existing products and the development of new competitive products in this area in the medium and long-term.

T&D Strategy

In line with its market positioning as a leading solution provider, T&D intends to implement a three-fold strategy as follows:

•
Strengthen core activities in order to sustain competitive advantage on conventional T&D products. This consists mainly of improving the current profitability of conventional products, through product, cost and manufacturing base rationalisation. In addition, we are building foundations to grow in new market segments, and filling minor gaps in our product portfolio;

•
Grasp growth opportunities in the new, extended T&D market scope by developing value-added services and systems activities. This includes growing information technology, developing network consultancy and building a field service activity; and

•
Expand geographically and re-deploy the sales force to adapt coverage to market potential and leverage the Sector’s strength on a world-wide basis. This requires re-balancing presence to growing markets, including, more particularly, the US and China.

To implement this strategy, we implemented a new organisation in fiscal year 2002. This new organisation, supported by an internal change programme, T&D On the Move, is based on the following:

•
An International Sales and Country Organisation (ISCO), which provides customers with a single point of contact for all of our T&D products and services, whilst improving access of our rationalised manufacturing base to world-wide markets;

•
Our reorganised Businesses, which provide a wide range of T&D products and services for the energy supply chain — transforming voltage, switching, protecting, measuring, managing energy flows and interconnecting networks; and

•	Supporting functions, such as Strategy, Communications and Finance, will provide cohesive support across T&D, ensuring control of costs across the Businesses.

Transport Strategy

We intend to sustain our leading market positions and ensure product superiority in our chosen markets by:

•	Taking advantage of the buoyant European markets;

•	Continuing to grow non-manufacturing activities such as service and signaling;

•
Improving profitability and cash flow of our Rolling Stock activities, principally by improving our operating margin in Europe, whilst maintaining our current market share, and continuing to increase our market share in the US; and

•	Developing technological advantages by improving existing product ranges.

Marine Strategy

To address further the recent difficulties in the cruise-ship market and capitalise on our efficient shipbuilding technology, our strategy in Marine seeks to:

•	Maintain our position as a world leader in cruise-ships by focusing on cost, technology and quality;

•	Capitalise on growth in the LNG market through advanced technological solutions and strategic partnerships and alliances, possibly with a Chinese manufacturer; and

•	Take advantage of opportunities in the supply of naval vessels.

In addition to our Restore Value programme of operational excellence, Marine has initiated a new programme, CAP 21+, designed to capitalise on the results of its previous major productivity initiative called the CAP 21 programme, which was launched in 1997. CAP 21+ relies on the same elements as Quality Focus, our company-wide programme, which emphasises reliability, performance, competencies and innovation. Our objectives will require an increased focus on research and development and training, and reinforced co-operation with suppliers and subcontractors. As part of this effort, we have also developed a CAP performance plan that we believe will help us optimise our relationships with suppliers and business partners.

OUTLOOK

In connection with the “Restore Value” plan, we have established a number of internal financial targets. Our targets are the following:

•	To increase operating margin from 4% to near 5% on broadly stable sales in fiscal year 2003 and to 6% by 2005.

The targets for each Sector are the following:

—	Power: operating margin to be 6% by end of fiscal year 2005;

—	T&D: operating margin to be 8% by end of fiscal year 2005 including Power Conversion;

—	Transport: operating margin to be 7% by end of fiscal year 2005; and

—	Marine: operating margin to be 3% by end of fiscal year 2005 and 5% by end of fiscal year 2006;

•
To generate cumulative free cash flow from operations of € 1.3 billion over the fiscal year 2003 to fiscal year 2005 period and for free cash flow from operations to equal EBIT (earnings before interest and tax) by fiscal year 2005; and

•	To generate overall proceeds of € 2.1 billion by the end of fiscal year 2003 from real estate sales, non-core disposals and a capital increase.

These actions, plus the other cash management actions described above, are intended to allow us to achieve a gearing ratio (net financial debt divided by the sum of shareholders’ equity and minority interests) of around 20% by the end of fiscal year 2005.

The success of Restore Value and our actual operating margin and financial position could differ materially from the goals and targets expressed above if any of the risks we describe in the “Risk Factors” section, or other unknown risks, materialise. These risks include, among other things, our exposure to the global level of infrastructure spending, the technological risks related to new products we introduce and competition in our industries.

RECENT DEVELOPMENTS

In April 2002, we purchased the remaining 49% of ALSTOM Ferroviaria Spa (formerly Fiat Ferroviaria) for € 154 million.

In May 2002, we announced that Power had been awarded contracts to supply and maintain for 20 years a gas fired power plant at Dunkirk, France to be owned by Gaz de France. These orders have a combined value of approximately € 450 million and will be recorded in fiscal year 2003.

The cruise-ship European Stars was delivered on 24 April 2002.

FINANCIAL STATEMENTS FOR THE YEARS ENDING 31 MARCH 2000, 2001 AND 2002

Changes in business composition

Our results of operations for the three years ended 31 March 2002 have been significantly impacted by the acquisitions and disposals described below. The table below sets forth our main acquisitions and joint ventures during the periods indicated. Sales and number of employees are presented for the fiscal year preceding the acquisition, except as otherwise indicated.

Company	Sectors	Country/Region	% of shares acquired	Sales (in € million)		Number of Employees
Fiscal year 2002
Bitronics, Inc.	T&D	United States	100%	13		60
Railcare Ltd.	Transport	UK	100%	53		633
Ansaldo Coemsa SA	T&D/Power	Brazil	100%	40		516

Fiscal year 2001
ABB ALSTOM Power	Power	World-wide	Remaining 50%	7,706	(1)	58,000
Norweb Contracting	Contracting/T&D	UK	Assets	65		300
Scottish Power Contracting	Contracting/T&D	UK	Assets	100		1,100
Sunvic	Contracting	Germany	100%	81		750
Traxis	Transport	Netherlands	100%	37		240
Fiat Ferroviaria(2)	Transport	Italy	51%	375		2,200
Faceo (JV with property management Subsidiaries of Thales)	Contracting	France	50%	163		1,000

Fiscal year 2000
ABB ALSTOM Power	Power	World-wide	50%	7,706	(1)	58,000
ALSTOM South Africa	Other	South Africa	Remaining 50%	187		3,181
Missenard Quint	Contracting	France	100%	46		434
Electricité et Technique	Contracting	France	100%	6		32
ALTM S.A.	T&D	Brazil	51%	17		380
ALSTOM Parafoudres (ex Soulé)	T&D	France	100%	8		55
Télécité Inc.	Transport	Canada	100%	7		70

(1)	100% of ABB ALSTOM Power sales for period from 1 July 1999 to 31 March 2000.

(2)	Fiat Ferroviaria consolidated with effect from 1 October 2000.

The table below sets forth our main disposals during the periods indicated. Sales are presented for the fiscal year preceding disposal.

Company	Sectors	Country/Region	% of shares disposed	Sales (in € million)	Number of Employees
Fiscal year 2002
Contracting Sector	Contracting	World-wide	100%	2,485	23,797
GTRM	Transport	UK	51%	229	4,203
ALSTOM Power Boilers (waste to energy) business	Power	France	100%	124	155

Fiscal year 2001
Various businesses reported within the Industry Sector	Industry	World-wide	100%	281	2,800

Fiscal year 2000
ALSTOM Gas Turbines S.A. and ALSTOM Gas Turbines GmbH	Power	World-wide	100%	609	2,500

Power

Under the terms of the agreement we signed on 23 March 1999, we sold our heavy-duty gas turbines business to General Electric (GE) for net proceeds of US$ 912 million. The heavy-duty gas turbines business we sold to GE contributed € 609 million to our sales for the year ended 31 March 1999. Also on 23 March 1999, we entered into an agreement with ABB to create a new joint venture company, ABB ALSTOM Power. On  30 June 1999, we transferred to ABB ALSTOM Power all of our Energy operations, except for the heavy-duty gas turbines business that we had sold to GE. ABB transferred to ABB ALSTOM Power substantially all of its power generation business, except for its nuclear operations, Combustion Engineering Inc. and its asbestos liabilities. At the time of the transaction, the combined sales of ABB ALSTOM Power amounted to approximately € 9.9 billion, of which approximately € 7.2 billion was contributed by ABB and approximately  € 2.7 billion by us. To offset the difference in the size of the contributions made by us and by ABB and to reach ownership parity, we paid ABB € 1.48 billion, approximately US$ 1.53 billion at that date, upon the creation of the joint venture. On 11 May 2000, we acquired ABB’s 50% interest in ABB ALSTOM Power. We paid ABB  € 1.25 billion in cash. This transaction included the resolution of all outstanding matters related to the formation of the joint company. In these two transactions, we acquired substantially all of ABB’s power generation business for approximately € 2.7 billion.

As a result of this repositioning, the reported figures for Power in fiscal years 2000, 2001 and 2002 are not directly comparable. The data concerning Power for the year ended 31 March 2000 include the figures of the former Energy Sector of ALSTOM for the period 1 April to 30 June 1999 (3 months), and 50% of the figures of ABB ALSTOM Power for the period 1 July 1999 to 31 March 2000 (9 months). For fiscal year 2001, the figures reflect the 50% consolidation of ABB ALSTOM Power under the proportional consolidation method  from 1 April 2000 to 10 May 2000 and the 100% consolidation of Power from 11 May 2000 to 31 March 2001. The figures for fiscal year 2002 reflect the full consolidation for the entire year.

Power Conversion

Power Conversion was created on 1 July 1999 from the merger of our Drives and Controls, Motors and Generators and several smaller related businesses previously part of our former Industry Sector. Power Conversion replaced Industry within our reporting structure from 1 April 2000. As mentioned above, we integrated this sector into T&D with effect from 1 April 2002.

Contracting

We sold our former Contracting Sector on 20 July 2001 to CDC Equity Capital (CDC IXIS Group) and Charterhouse Development Capital, which financed a management buy-out. The transaction was finalised with a sale price of € 756 million.

Comparable figures for fiscal years 2001 and 2002

Adjustments have been made to evaluate orders received and sales on a comparable basis by removing material acquisitions made during fiscal year 2002 (Bitronics Inc., Ansaldo Coemsa SA, and Railcare Ltd.), from results reported at 31 March 2002. Material disposals made during fiscal year 2002 (Contracting and GTRM) have also been removed from the figures reported at 31 March 2001 and at 31 March 2002. For Fiat Ferroviaria, 51% of which was acquired in fiscal year 2001 and which was fully consolidated as of 1 October 2000, the figures have been removed from both fiscal year 2001 and 2002. For Power, comparable figures have been calculated to illustrate the estimated effects of the full consolidation of ABB ALSTOM Power, as if the acquisition of ABB’s 50% interest had occurred on 1 April 2000.

	Fiscal Year 2001 Actual	Fiscal Year 2001 Comparable	Fiscal Year 2002 Actual	Fiscal Year 2002 Comparable	Variation on a historical basis	Variation on a comparable basis
	(in € million)
Orders received
Power	11,502	12,069	11,033	11,033	-4%	-9%
T&D	2,882	2,882	3,210	3,142	11%	9%
Transport	5,558	5,054	6,154	5,242	11%	4%
Marine	1,835	1,835	462	462	-75%	-75%
Power Conversion	737	737	667	667	-10%	-10%
Contracting	2,840	0	909	0	-68%
Others(1)	373	373	251	251	-33%	-33%

Total	25,727	22,950	22,686	20,797	-12%	-9%
Sales
Power	12,040	12,591	12,976	12,976	8%	3%
T&D	2,792	2,792	3,164	3,096	13%	11%
Transport	4,400	3,753	4,413	3,780	0%	1%
Marine	1,841	1,841	1,240	1,240	-33%	-33%
Power Conversion	617	617	650	650	5%	5%
Contracting	2,485	0	759	0	-70%
Others(1)	375	375	251	251	-33%	-33%

Total	24,550	21,969	23,453	21,993	-4%	0%

(1)	The figures for fiscal years 2001 and 2002 represent the orders received and sales of the overseas entities in Australia, New Zealand, South Africa and India not allocated to the Sectors.

Currency effect

Changes in the value of the Euro against other currencies had no significant effect on our results of operations during fiscal year 2002. The translation effect reduced our consolidated orders and sales by less than 1% and had almost no effect on operating income. This impact was higher in the Power Sector, which has a wider geographical spread outside the Euro zone, particularly in the US and in the UK. Translation effects created higher sales in Power that were offset by lower sales principally in T&D and Transport.

Order Backlog

	Year ended 31 March
	2000	2001	2002
	(in € million)
Power	8,161	17,740	15,404
T&D	2,077	2,104	2,255
Transport	7,137	13,124	14,505
Marine	3,712	3,706	2,928
Power Conversion	n/a	667	668
Contracting	1,660	1,872	n/a
Others(1)	954	216	55

Total ALSTOM	23,701	39,429	35,815

(1)
The figure for fiscal year 2000 represents the order backlog of € 954 million of our former Industry Sector. The figures for fiscal years 2001 and 2002 represent the orders of the overseas entities in Australia, New Zealand, South Africa and India not allocated to the Sectors.

Our order backlog at 31 March 2002 amounted to € 35.8 billion, a decrease of € 3.6 billion mainly due to the disposal of Contracting and GTRM. Excluding Contracting and GTRM, order backlog increased due primarily to Transport and T&D, partially offset by a decline in Marine. The order backlog in terms of months of sales (calculated by dividing the order backlog by one twelfth of annual sales) remained stable at approximately 19 months, excluding Contracting. Order backlog at 31 March 2002 included € 5.8 billion of operation and maintenance contracts.

Our order backlog consists of a mix of confirmed orders for short-term projects, particularly for our T&D Sector and for our various service activities, and confirmed orders for longer-term projects, particularly for our Power, Marine and Transport Sectors. Our short-term projects are generally traded within one year of the date we record the order, whilst long-term projects generally are traded within three years. Operation and maintenance contracts can often have terms of up to ten years and occasionally for much longer periods.

Orders Received

	Year ended 31 March
	2000	2001	2002
	(in € million)
Power	5,569	11,502	11,033
T&D	2,532	2,882	3,210
Transport	3,918	5,558	6,154
Marine	1,623	1,835	462
Power Conversion	n/a	737	667
Contracting	2,283	2,840	909
Others(1)	1,334	373	251

Total ALSTOM	17,259	25,727	22,686

(1)
The figure for fiscal year 2000 represents € 1,017 million of orders received by our former Industry Sector and € 317 million of orders received by the overseas entities in Australia, New Zealand, South Africa and India not allocated to the Sectors. The figures for fiscal years 2001 and 2002 represent orders received by the overseas entities.

Orders received during fiscal year 2002 decreased due to the disposal of our Contracting Sector and GTRM and the lack of significant Marine orders following an exceptionally strong fiscal year 2001. This was partly offset by an increase in Transport and T&D. Power orders received decreased. In fiscal year 2001, orders received amounted to € 25,727 million, on a consolidated basis, an increase of 49% over the prior year due primarily to the full integration of Power.

We operate in more than 70 countries around the world. The table below sets forth the geographic breakdown of orders received by destination for the periods indicated.

	Year ended 31 March
	2000	2001	2002
	(in € million)
Orders received:
European Union of which	7,776	9,536	8,517
France	2,618	3,485	3,139
UK	1,678	1,246	1,720
Germany	1,335	1,648	1,330
Rest of Europe	778	1,967	1,579
North America of which	3,785	6,416	5,161
US	3,186	4,736	4,370
Central and South America	1,034	1,567	1,832
Asia/Pacific	2,762	3,955	4,162
Africa/Middle East	1,124	2,286	1,435

Total ALSTOM	17,259	25,727	22,686

In fiscal year 2002, the geographic breakdown was generally the same as in fiscal year 2001.

Europe remained the most important region in terms of orders received with 45% of total orders, but decreased by 12% versus fiscal year 2001. This decrease resulted mainly from the disposals of Contracting and GTRM, each of which had a large presence in Europe, especially in the UK, Germany and France, and from a decline in orders for Power projects in this region during fiscal year 2002. Even with the sale of Contracting, orders received increased in France due to a € 506 million increase for Transport and a € 317 million increase for Marine.

In fiscal year 2002, the decrease in North America was mainly due to Transport and Marine, which had won the exceptionally large order for the Queen Mary 2 in fiscal year 2001, partly offset by T&D, whilst Power decreased slightly.

Growth in Central and South America in fiscal year 2002 was particularly strong in Power and T&D, whose impact was partially offset by Transport.

The growth in Asia/Pacific was attributable mainly to Power, Transport and T&D, offset by the disposal of Contracting.

The decrease in Africa/Middle East was due to Power and Transport, where several large projects were registered in fiscal year 2001. It represented a growing market for T&D.

Power

Market conditions for Power were characterised during fiscal year 2002 by the end of the boom in gas turbine orders in the US. The collapse of Enron added to pressures on independent power producers and merchant power plants. As a result, we believe that market liberalisation may slow as obstacles to deregulation grow. Underlying long-term demand is expected to continue to grow, essentially due to economic growth and replacement of ageing equipment. We also expect that developments in both consumer and industrial markets should increase electricity consumption, over the long term, through growth in automation, motors and drives, electric transportation, telecommunications and computers.

Added to economic demand growth, which we estimate at approximately 5% per year, is the long-term market demand for new equipment coming from replacement of ageing plants. Overall we estimate underlying order demand for new equipment to have grown at an average rate of 7% per year over the last 15 years. Some estimates put the demand at 100,000 MW to 150,000 MW per year for the next 50 years. Due to the expected slowdown in world-wide demand for new equipment, in particular, utility gas turbines and combined cycle plants in the US, our strategy over the next 3 years is to concentrate on service, industrial gas turbines and environmental products businesses.

As we expect the medium and long-term demand for new equipment to be dominated by gas turbines technology, we signed a long-term technology agreement with Rolls-Royce on 12 February 2002, which will enable us to use Rolls-Royce aero-engine technology in the development of our heavy-duty gas turbine product range. This agreement is in line with our long-term strategy to offer a highly competitive heavy-duty gas turbine product range to address the global power generation equipment market.

Orders received by Power during fiscal year 2002 amounted to € 11,033 million, a decrease of 4% versus  € 11,502 million for fiscal year 2001. Orders received decreased by 9% on a comparable basis.

Customer Service, Boilers & Environment products and Industrial Gas Turbines segments saw significant increases in orders received. These increases were offset by declines in Steam Power Plants and Heavy-Duty Gas Turbines, due to the postponement of turnkey projects, and in Hydro. Customer Service increased mainly due to the higher volumes of plant overhauls in the US, and higher long-term operation and maintenance bookings, particularly in the US and South American markets. Boiler & Environment had a strong performance, especially in the heat recovery products associated with combined cycle plants and utility boilers in the US. Orders received for Steam power plants decreased following the lack of orders in turnkey projects, partly offset by the high order intake for direct turbine and generator orders associated with combined cycle plants, mainly in the US. Industrial Turbines increased significantly due to the success of two new gas turbines, Cyclone and GTX100, mainly in the oil and gas market. As a consequence of the significant decrease of the general market demand in the US in the second half of fiscal year 2002, we expect global market conditions in the new power equipment market, in the short term, to become more competitive.

Hydro Power registered fewer large orders in fiscal year 2002 than in fiscal year 2001, partly offset by more mini-hydro projects.

By geography, the Americas grew 7% due to growth in the US and South America, particularly in Brazil. The US market benefited from boiler and steam components for combined cycle plants as well as customer service activity, mainly offset by a decrease in Mexico and Canada. Overall orders in Europe dropped slightly despite Eastern Europe growing due to three large steam orders in Poland. Asia/Pacific increased significantly and the Africa/Middle East decreased due to a major contract registered in fiscal year 2001 in Saudi Arabia.

Orders in the fourth quarter of fiscal year 2002 were impacted by developers reassessing their portfolios due to the downturn in the US and as banks and insurers became more cautious following the collapse of Enron. In Europe, the UK market continues to be affected by low electricity prices, but this impact is partly offset by other European countries and the Middle East.

Orders received by Power during fiscal year 2001 amounted to € 11,502 million, versus € 5,569 million in fiscal year 2000. In fiscal year 2001 Power increased mainly as a result of the full consolidation of the former ABB ALSTOM Power business, and increased 2% on a comparable basis.

T&D

During fiscal year 2002, the transmission and distribution market continued to become more competitive and information driven and was subject to more environmental concerns. Deregulation world-wide continued to present new, complex challenges for our clients. Orders received by T&D for fiscal year 2002 amounted to  € 3,210 million, which corresponds to an increase of 11% over the orders received in fiscal year 2001, during which orders received amounted to € 2,882 million. On a comparable basis, the increase was 9% over fiscal year 2001. This performance in a difficult market was achieved principally through the creation of a new international marketing and sales organisation and strategy.

Orders received from South America grew significantly, due to both the acquisition of Ansaldo Coemsa, a Brazilian transformer manufacturer, and the high number of Brazilian transmission projects. North America orders continued to increase, representing 16% of T&D orders received. This was mainly due to a large project in Mexico. In the US, the continuing growth of the high voltage equipment market offset the reduced number of large contracts in the Energy Management Markets, as customers delayed orders pending the anticipated introduction by the US Federal Energy Regulatory Commission of new regulations to reorganise energy transmission markets. In Asia/Pacific, the Australian and Chinese markets continued to grow. The decreasing activity in Western Europe was more than offset by increases in the other regions mentioned above. The regional mix changed, with Europe becoming less important whilst faster growing regions, such as the Americas, constituted a larger proportion of T&D’s orders.

Orders received by T&D in fiscal year 2001 amounted to € 2,882 million, an increase of 14% over the orders received in fiscal year 2000. On a comparable basis, the increase in fiscal year 2001 was 12% over fiscal year 2000.

Transport

In Transport, anticipated or continued deregulation and privatisation of our customer base led to renewed investment in rail infrastructure and growth in demand for passenger rolling stock in many of our markets, particularly in the field of urban and suburban transportation. In parallel, the trend towards increased outsourcing continues and we are exploiting these new business opportunities through our dedicated customer service business world-wide. With safety concerns combined with asset utilisation improvements becoming a top priority, we also benefited from increased investment in signaling and train control systems.

Orders received by Transport in fiscal year 2002 amounted to € 6,154 million, an increase of 11% over fiscal year 2001. Orders received were generally stable at a high level due to the continued investment in European rail infrastructure. Orders received in fiscal year 2002 included several large orders received by GTRM, which we sold in September 2001. On a comparable basis, Transport recorded order growth of 4%. Europe remains Transport’s biggest market representing 71% of the total. Asia is also an important market for Transport with 15% of the total, whilst orders received in the Americas decreased to 11%, versus 23% at the same period last fiscal year. Europe increased by 38% and Asia by 17% versus fiscal year 2001, whilst the Americas decreased by 46% due to the difficulties encountered in the US and Canadian freight service markets.

The growth in orders received was essentially due to the strong rolling stock and freight market, mainly in Europe, as well as to demand for our information solutions and systems which more than doubled. The higher activity level in Europe was mainly the result of the continued revival of the French market in rolling stock and freight, where we have maintained our market share. However, the UK market is sluggish due to the current regulatory uncertainty. Order intake was also strong in Asia due to contracts in Singapore for the Circle Line Metro.

Orders received by Transport in fiscal year 2001 amounted to € 5,558 million, an increase of 42% versus orders received of
€ 3,918 million for fiscal year 2000. On a comparable basis, Transport’s orders received grew 31% in fiscal year 2001.

Marine

Due to the US economic slowdown and the effects of September 11, the cruise-ship market suffered a slowdown resulting in a temporary suspension of new orders. Marine had an exceptionally high level of orders in fiscal year 2001, and the comparative data for fiscal year 2002 shows a sharp decline. As a result of the existing order backlog and the new orders in the fiscal year, our order book is full to the end of fiscal year 2004.

Orders received in fiscal year 2002 amounted to € 462 million, versus € 1,835 million in fiscal year 2001. The 2002 orders included sections for assault ships for the French navy and a liquid natural gas tanker for Gaz de France.

Orders received in fiscal year 2001 amounted to € 1,835 million, versus € 1,623 million in fiscal year 2000, an increase of 13%, mainly due to the active cruise-ship market, including the exceptional order for the super liner Queen Mary 2, the order for a cruise ship for NYK/Crystal Cruise, and the order for two cruise-ships for Mediterranean Shipping Company (MSC).

Power Conversion

Orders received in fiscal year 2002 amounted to € 667 million, a decrease of 10% versus fiscal year 2001. This decrease was mainly due to the decline in industrial investment, partly offset by orders for marine propulsion systems for naval applications.

Orders received in fiscal year 2001 amounted to € 737 million, an increase of 33% compared to fiscal  year 2000, on a comparable basis.

INCOME STATEMENT

Sales

	Year ended 31 March
	2000	2001	2002
	(in € million)
Power	4,471	12,040	12,976
T&D	2,649	2,792	3,164
Transport	4,092	4,400	4,413
Marine	1,318	1,841	1,240
Power Conversion	n/a	617	650
Contracting	2,276	2,485	759
Others(1)	1,423	375	251

Total ALSTOM	16,229	24,550	23,453

(1)
The figure for fiscal year 2000 represents € 1,110 million of sales recorded by our former Industry Sector and € 313 million of sales recorded by the overseas entities in Australia, New Zealand, South Africa and India not allocated to the Sectors. The figures for fiscal years 2001 and 2002 represent sales recorded by the overseas entities.

Sales were € 23,453 million for fiscal year 2002 versus € 24,550 million in fiscal year 2001, a decrease of 4%, due principally to the disposal of Contracting. On a comparable basis, sales were stable from fiscal year 2001 to fiscal year 2002. Power achieved an increase of 8% in sales and T&D an increase of 13%. Transport was stable and the decline in Marine reflects the timing of ship deliveries, as one ship was delivered in April 2002, and another planned in May, after the close of the fiscal year. No client represented more than 10% of our sales over the last three years.

Sales were € 24,550 million in fiscal year 2001 versus € 16,229 million in fiscal year 2000. On a comparable basis sales increased 15%.

The table below sets forth the geographic breakdown of sales by destination for the periods indicated.

	Year ended 31 March
	2000	2001	2002
	(in € million)
Sales:
European Union of which	8,258	9,909	7,953
France	3,278	2,939	1,867
UK	1,713	2,436	1,862
Germany	1,535	1,712	1,226
Rest of Europe	723	1,169	1,360
North America of which	3,073	6,863	6,255
US	2,433	5,548	4,633
Central and South America	681	952	1,439
Asia/Pacific	2,299	3,957	4,521
Africa/Middle East	1,195	1,700	1,925

Total ALSTOM	16,229	24,550	23,453

Power

Sales amounted to € 12,976 million in fiscal year 2002, versus € 12,040 million in fiscal year 2001. On a comparable basis, sales increased by 3%. The main contributors to this increase were Customer Service and Industrial Gas Turbines. This was offset by Boiler & Environment, Steam Power Plants and Gas Turbines. Hydro Power sales remained stable. By geography, North America continued to represent the main region for Power, with deliveries of gas turbines, boiler and steam components as well as our strong service business. Europe remained an important market but decreased by 9%, whilst Asia/Pacific increased significantly following major deliveries of gas turbines in Malaysia and Thailand.

Sales amounted to € 12,040 million in fiscal year 2001, versus € 4,471 million in fiscal year 2000, due primarily to the full consolidation of ABB ALSTOM Power. On a comparable basis, sales increased by 25%, as a result of a significant order backlog built up over the past few years translating into sales, particularly in the fields of steam power plants, gas turbines and boilers.

T&D

T&D’s sales amounted to € 3,164 million in fiscal year 2002 versus € 2,792 million in fiscal year 2001. On a comparable basis, sales increased by 11%. The sales increase in fiscal year 2002 was particularly strong in the Americas, due to the important energy management contracts signed in previous years in the US and continuing growth in Brazil. The Middle East increased, following the execution of transmission projects in Kuwait and in the United Arab Emirates. Europe remained stable, with increases in western Europe, eastern Europe, and the UK offsetting declines in Germany.

Sales in the fiscal year 2001 were € 2,792 million versus € 2,649 million in fiscal year 2000. On a comparable basis, T&D’s sales increase was 4% over fiscal year 2000.

Transport

Sales in Transport amounted to € 4,413 million in fiscal year 2002, stable versus € 4,400 million registered in fiscal year 2001. On a comparable basis, sales in Transport increased by 1%. Europe remained the most important market with relatively flat sales. Slower deliveries, related to UK trains, were offset by increases in

France and eastern Europe. Excluding the UK, sales in Europe increased by 25%. Sales decreased in the Americas due to difficulties in the freight service market in North America. Sales in Asia increased by 72% due to the Singapore metro contract and additional signaling contracts, notably in Australia.

Sales in Transport amounted to € 4,400 million in fiscal year 2001, an increase of 8% versus fiscal year 2000. On a comparable basis, sales in Transport increased by 2%, to € 4,164 million from € 4,092 million. This slight increase was due to the exceptionally high level of deliveries completed during fiscal year 2000, in particular deliveries for the Korean High Speed Link.

Marine

Sales amounted to € 1,240 million in fiscal year 2002 versus € 1,841 million in fiscal year 2001, representing a decrease of 33% in sales. This decrease resulted from an exceptionally high level of deliveries (6 cruise-ships) in fiscal year 2001 and the delay in the delivery of the European Stars until April 2002. In fiscal year 2002, Marine delivered two cruise-ships, the European Vision to Festival and the Summit to RCCL. In addition, Marine delivered a frigate to Morocco, and two high speed ferries to NEL lines in Greece.

Sales amounted to € 1,841 million in fiscal year 2001 versus € 1,318 million in fiscal year 2000. The 40% increase over that year was a result of higher deliveries.

Power Conversion

Sales amounted to € 650 million during fiscal year 2002, versus € 617 million in fiscal year 2001, a 5% increase. This growth reflected the strong order intake in fiscal year 2001 and was particularly good for both the Marine & Offshore and Process Industries activities.

Contracting

Sales for fiscal year 2002 until the sale of the Sector on 20 July 2001 amounted to € 759 million. Sales in fiscal year 2001 amounted to € 2,485 million, an increase of 9%, versus fiscal year 2000. On a comparable basis, sales were stable in fiscal year 2001.

Cost of sales

Our cost of sales amounted to € 19,622 million (84% of sales) versus € 20,428 million (83% of sales) in fiscal year 2001. This decline is due to the decline in sales. Our ratio of cost of sales to sales was relatively stable compared to fiscal year 2001. The cost of sales amounted to € 12,977 million in fiscal year 2000. The increase in our cost of sales in fiscal year 2001 over fiscal year 2000 was mainly attributable to the full integration of Power.

Our cost of sales consists primarily of labour, raw materials and components, transport and freight, and production overheads, including depreciation. Cost of sales also includes provisions for risks and charges related to contracts, such as warranty claims, contract losses and project penalties. However, because of the diversity of the cost structure of our various activities, we analyse the items that make up cost of sales only by business or by contract and do not analyse these items at a consolidated level.

Our cost reduction efforts have been further reinforced by the Quality Focus programme, which aims to reduce the cost of non-quality significantly over the long-term, through quality improvement in product designs, industrial processes and project management.

Selling and administrative expenses

Selling expenses amounted to € 1,078 million (4.6% of sales) in fiscal year 2002 versus € 1,140 million (4.6% of sales) in fiscal year 2001. Administrative expenses amounted to € 1,236 million (5.3% of sales) in fiscal year 2002 versus € 1,202 million (4.9% of sales) in fiscal year 2001. Selling and administrative expenses were slightly higher as a percentage of sales due to Power and T&D. In absolute terms, however, these expenses decreased during fiscal year 2002.

Selling and administrative expenses amounted to a smaller percentage of sales in fiscal year 2001, as a result of the continuous efforts to rationalise and optimise our commercial and management organisation.

Selling expenses amounted to € 904 million (5.6% of sales) in fiscal year 2000 and administrative expenses amounted to € 1,112 million (6.8% of sales).

Research and development

Research and development expenses amounted to € 575 million (2.5% of sales) in fiscal year 2002 versus  € 629 million (2.6% of sales) in fiscal year 2001 and € 506 million (3.1% of sales) in fiscal year 2000. R&D expenses were reduced in all Sectors except for Power as we focused our efforts on key areas. They include expenses related to the research and development of basic technology. They exclude all research and development activities that are specific to one particular customer or to one particular application, which are included in the cost of sales.

Research and development activities during fiscal year 2002 were focused on improving our existing products range, notably heavy-duty gas turbines and clean coal technologies in Power, new generation control systems in T&D and new rolling stock, traction units, and improved maintenance and information systems in Transport.

Operating income and margin

Operating income is measured before restructuring costs, goodwill and other acquired intangible assets amortisation expenses and other items, which include foreign exchange gains and losses, gains and losses on sales of assets, pension costs and employee profit sharing and before taxes, interest income and expenses.

The following tables set out our operating income and operating margin (operating income as a percentage of sales) by Sector for the periods indicated.

	Year ended 31 March
	2000	2001	2002
	(in € million)
Operating Income:
Power	117	448	572
T&D	233	235	203
Transport	231	266	101
Marine	71	80	47
Power Conversion	n/a	40	23
Contracting	91	123	30
Others(1)	(14)	(41)	(35)

Total ALSTOM	729	1,151	941

(1)
Fiscal year 2000 includes income of € 21 million recorded by our former Industry Sector. The figures for fiscal years 2001 and 2002 represent operating results due to the overseas entities, the internal sales network and corporate costs.

	Year ended 31 March
	2000	2001	2002
Operating Margin:
Power	2.6%	3.7%	4.4%
T&D	8.8%	8.4%	6.4%
Transport	5.6%	6.0%	2.3%
Marine	5.4%	4.3%	3.8%
Power Conversion	n/a	6.5%	3.5%
Contracting	4.0%	4.9%	4.0%

ALSTOM average	4.5%	4.7%	4.0%

Operating income amounted to € 941 million in fiscal year 2002 versus € 1,151 million in fiscal year 2001, a decrease of 18%. Operating margin decreased to 4.0% from 4.7% in fiscal year 2001. The major impacts on operating income and operating margin for the fiscal year 2002 were:

•	Continued operating profit improvements in Power as costs savings and increased focus on higher value activities led to higher operating income;

•	The significant decrease in T&D operating margin as a result of pricing pressure, despite an increase in sales;

•	The significant decrease in operating margin in Transport due to delivery issues on our UK regional train contracts;

•	Lower sales volume and decrease in margin in Marine versus fiscal year 2001; and

•	Reduced operating income due to the sale of the Contracting Sector.

Operating income amounted to € 1,151 million in fiscal year 2001 versus € 729 million in fiscal year 2000, an increase of 58%. Operating margin rose to 4.7% in fiscal year 2001 versus 4.5% in fiscal year 2000 with improvements in all sectors except T&D and Marine.

Power

Operating income amounted to € 572 million in fiscal year 2002, versus € 448 million in fiscal year 2001. The operating margin was 4.4% in fiscal year 2002, versus 3.7% in fiscal year 2001. Significant increases in Customer Service were due to higher margins and better volumes. To a lesser extent, sales and margins improved in steam turbine components and in most of Steam Power Plant’s businesses. Industrial Gas Turbines operating income improved due to development of the new equipment sales and after-sales market. These improvements were partly offset by the financial effects of delivery of GT 24/26 gas turbines and lower economies of scale in Boiler & Environment. Hydro Power was affected by the weakening of the Brazilian Real during the year.

Power’s operating income amounted to € 448 million in fiscal year 2001 versus € 117 million in fiscal year 2000. The increase was mainly due to the full integration of ABB ALSTOM Power.

T&D

Operating income amounted to € 203 million in fiscal year 2002 versus € 235 million in fiscal year 2001. The operating margin decreased to 6.4% in fiscal year 2002 from 8.4% in fiscal year 2001. The decrease in the operating margin is mainly attributable to price decreases in recent years, triggered by the globalisation and the deregulation of T&D markets.

Operating income amounted to € 235 million in fiscal year 2001 versus € 233 million in fiscal year 2000. The operating margin slightly decreased to 8.4% in fiscal year 2001 from 8.8% in fiscal year 2000.

Transport

Transport’s operating income amounted to € 101 million in fiscal year 2002, a decrease of 62% over  € 266 million in fiscal year 2001. The operating margin declined to 2.3% in fiscal year 2002 versus the 6.0% margin in fiscal year 2001. The major negative impact on operating income was from the UK train contracts issues, as described above.

In fiscal year 2001, Transport’s operating income amounted to € 266 million, an increase of 15% over  € 231 million in fiscal year 2000. The operating margin improved to 6.0% in fiscal year 2001 versus the 5.6% margin recorded in fiscal year 2000. The delivery of certain contracts at higher margins and increased level of activity in the higher margin Service and Signaling businesses contributed to the improvement.

Marine

Operating income amounted to € 47 million in fiscal year 2002 (representing a margin of 3.8%) against  € 80 million in fiscal year 2001(representing a margin of 4.3%). The drop is mainly due to a lower level of sales (€ 1.2 billion versus € 1.8 billion). The € 110 million provision recorded in operating income for Renaissance Cruises described above under “Operational Issues”, was fully offset by releases of provisions for risks on other contracts where such risks did not materialise.

Operating income amounted to € 80 million in fiscal year 2001 (representing a margin of 4.3%) against  € 71 million in fiscal year 2000 (representing a margin of 5.4%).

Power Conversion

Operating income was € 23 million in fiscal year 2002 versus € 40 million in fiscal year 2001. The decrease in operating income versus our exceptionally high level of operating income in fiscal year 2001 was mainly due to reduced parts and spares sales as a result of the world recession in industrial markets.

Operating income more than doubled to € 40 million in fiscal year 2001 versus € 18 million in fiscal year 2000 on a comparable basis. The rise in operating income was mainly due to successful management of specific difficult contracts, reducing our risk exposure. These improvements were partially offset by competitive pressures in the Process Industries and General Drives Businesses.

Contracting

Operating income amounted to € 30 million in fiscal year 2002 up to the sale of the business on  20 July 2001. Operating income amounted to € 123 million in fiscal year 2001 versus € 91 million in fiscal year 2000. The operating margin was 4.9% in fiscal year 2001 versus 4.0% in fiscal year 2000.

Other income (expense)

During fiscal year 2002 we incurred other expenses of € 477 million versus other expenses of € 256 million during fiscal year 2001 and other income of € 72 million for fiscal year 2000. The significant increase in other expenses was due to higher restructuring expenses and the provision for Marine vendor financing partly offset by capital gains. Other income and expenses include the following elements: gain on disposal of fixed assets and investments, restructuring costs, pension costs, employee profit sharing, securitisation and other.

Capital Gains

In fiscal year 2002, we earned net capital gains of € 118 million. These capital gains included € 106 million before tax (€ 83 million after tax) for the sale of Contracting, and € 43 million before tax for the disposal of GTRM. We incurred a € 42 million loss on the sale of parts of our waste-to-energy business.

We received no significant capital gain in fiscal year 2001 but recorded a significant gain in fiscal year 2000 from the sale of our Heavy Duty Gas Turbine business to GE.

Restructuring

Restructuring costs for fiscal year 2002 were € 227 million versus € 81 million for fiscal year 2001 and  € 442 million for fiscal year 2000. The increase in fiscal year 2002 versus fiscal year 2001 was mainly due to continued company-wide cost rationalisation, especially product rationalisation, streamlining manufacturing and optimising staffing levels in Power. We also increased our restructuring costs for cost reduction programmes in T&D and Power Conversion. This increase was partly offset by lower restructuring costs in Transport.

Pensions

Pension expenses increased to € 139 million in fiscal year 2002 versus € 112 million in fiscal year 2001 and costs of € 66 million during fiscal year 2000. The increase in fiscal year 2002 was due to increased contributions to multi-employer and defined contribution schemes, primarily in the US.

Securitisation costs and other

Expenses related to the asset-backed financing programmes amounted to € 87 million in fiscal year 2002, versus € 90 million in fiscal year 2001.

Other expenses in this category in fiscal year 2002 included the additional provision of € 90 million for Marine vendor financing.

Goodwill and other acquired intangible assets amortisation

Goodwill and other acquired intangible assets amortisation amounted to € 350 million in fiscal year 2002, versus € 360 million in fiscal year 2001. In fiscal year 2000, goodwill amortisation was € 244 million. The slight decrease from fiscal year 2001 to fiscal year 2002 was mainly due to the disposals of Contracting and GTRM. The increase from fiscal year 2000 to 2001 was mainly attributable to our acquisition of ABB’s 50% share in ABB ALSTOM Power, including the finalisation of the purchase price allocation as described in Note 6 to the Consolidated Financial Statements for fiscal year 2002, as well as to our acquisition of 51% of Fiat Ferroviaria.

Financial income (expense)

Our net financial expenses in fiscal year 2002 were € 207 million versus € 116 million in fiscal year 2001 and € 62 million in fiscal year 2000.

The major impact on financial expenses for fiscal year 2002 was mainly the higher net interest expense due to the higher level of net debt as well as the increase in other financial items, which consisted principally of fees paid on bonds, guarantees and credit lines.

Income tax

Income tax expenses for fiscal year 2002 were € 10 million at an effective rate of 4%. Such expenses were € 174 million in fiscal year 2001, and € 119 million in fiscal year 2000. The low expense in fiscal year 2002 is due to a current income tax expense of € 97 million (lower than in previous years due to decreased operating income), which was significantly offset by deferred tax income of
€ 87 million.

In fiscal year 2001, our effective tax rate was 22%. This low level was due to the recognition of deferred tax assets mainly in France, Germany, Spain, Brazil and the US.

Share in income (loss) of equity investments

Our share in income of equity investments was € 1 million in fiscal year 2002 versus a € 4 million loss in fiscal year 2001. In fiscal year 2000, our share in income of equity investment amounted to a negative  € 13 million.

Dividends on redeemable preference shares

A wholly owned indirect ALSTOM subsidiary issued redeemable preference shares with a face value of  € 205 million at the end of fiscal year 2001. The first dividend of € 14 million on these shares was paid in fiscal year 2002.

Minority interests

Minority interests decreased from € 37 million in fiscal year 2001 to € 23 million in fiscal year 2002 due to the disposal of GTRM.

Net income (loss)

Net loss in fiscal year 2002 amounted to € 139 million versus net income of € 204 million in fiscal year 2001 and € 349 million in fiscal year 2000.

BALANCE SHEET

Goodwill and other acquired intangible assets

Goodwill and other acquired intangible assets at 31 March 2002 was € 5,782 million versus € 6,498 million at 31 March 2001. Power accounted for € 4,694 million of goodwill and other acquired intangibles at  31 March 2002. Total annual amortisation of goodwill and other acquired intangibles (€ 350 million) and the disposal of Contracting (€ 681 million) are the main reasons for the reduction of goodwill at 31 March 2002. This was partly offset by an increase in goodwill related to a decrease in our valuation of the net assets (€ 198 million) in Power, acquired from ABB, following final determination of the purchase price allocation made in connection with the acquisitions. See Note 6 to the Consolidated Financial Statements for fiscal year 2002.

Working capital

Working capital requirements (defined as inventories and contracts in progress, trade receivables and other accounts receivable, less provisions for risks and charges, customers’ deposits and advances, trade payables and other accrued contract costs, other payables and accrued expenses) amounted to € (6,280) million at  31 March 2002 versus € (6,555) million at 31 March 2001, and
€ (4,031) million at 31 March 2000.

The variation in fiscal year 2002 is due to the sale of our former Contracting Sector and to the continuous optimisation of asset management throughout the Company as discussed further under “Liquidity and capital resources — Net cash provided by operating activities.”

Working capital requirements increased significantly in fiscal year 2001 mainly because of the full consolidation of Power Sector.

Pension liability

Accrued pension and retirement benefits liability has decreased to € 994 million at 31 March 2002, versus  € 1,058 at 31 March 2001.

Shareholders’ equity

At 31 March 2002 shareholders’ equity amounted to € 1,752 million, or € 1,844 million including minority interests, versus
€ 2,090 million, at 31 March 2001, or € 2,193 million including minority interests. The decrease was due to the net loss for fiscal year 2002, the payment of dividends for fiscal year 2001 and the negative impact of the cumulative translation adjustments.

Financial debt

We define net financial debt as financial debt minus short-term investments, cash and cash equivalents. The table below provides a breakdown of financial debt.

	At 31 March
	2000	2001	2002
	(in € million)
Bonds and notes issued	651	1,200	1,200
Bank debt and other	1,466	1,680	2,434
Commercial paper	622	1,611	455
Bank overdrafts	821	162	211

Total	3,560	4,653	4,300

Total cash, cash equivalents and short-term investments	2,421	3,020	2,236

Net financial debt	1,139	1,633	2,064

Net financial debt at 31 March 2002 was € 2,064 million versus € 1,633 million at 31 March 2001 and € 1,139 million at 31 March 2000. The increase for fiscal year 2002 was due mainly to an increase in our bank debt due to net cash outflow from operations as described below. The large reduction in our commercial paper outstanding at 31 March 2002 compared with 31 March 2001 was due mainly to a general decline in liquidity in the commercial paper market, resulting in increased bank debt.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated statements of cash flows

The following table sets out selected data concerning the movements in cash flows for the periods shown.

	Year ended 31 March
	2000	2001	2002
	(in € million)
Net cash provided by operating activities	439	592	(418)
Net cash provided by (used in) investing activities	(1,259)	(1,590)	124
Net cash provided by (used in) financing activities	(111)	370	(136)
Net (increase) decrease in net debt	(908)	(494)	(431)

Cash flows from operating activities

Net cash provided by operating activities for fiscal year 2002 was affected by the net loss for the year and by a net outflow from changes in working capital of € 759 million, to produce a net outflow of € 418 million.

The principal movements in working capital were due to:

•
Decreases in customer deposits and advances of € 1,255 million due principally to Power, and to a much lesser extent, Transport. This movement was offset by improvements in inventories and accounts receivable, through better management. These flows are reported after netting of customer advances and deposits with receivables and inventories. Large contracts obtained prior to fiscal year 2002 provided substantial up front payments to Power on three such contracts and to Transport on one contract. Such circumstances created non-recurring favourable effects at the start of the contracts but resulted in future cash consumption as the contracts were undertaken and working capital was funded;

•
Decreases in contract-related provisions of € 948 million due to the application of provisions, particularly relating to penalties and claims. These decreases mainly concerned Power (gas and steam businesses), Transport and Marine; and

•	The application of € 123 million of restructuring provisions, principally in Power.

Such outflows in working capital were only partly compensated for by positive changes resulting from:

•
A decrease in trade and other receivables of € 668 million, especially in Power, offset partially in Transport and T&D. This includes an increase of € 142 million in the sale of trade receivables (see Note 11 of the Consolidated Financial Statements for fiscal year 2002);

•	An increase in trade and other payables, accrued contract costs and accrued expenses, of € 681 million, mainly in Power, but also for T&D;

•	Increase in securitisation of future receivables of € 161 million, essentially in Transport; and

•	Reduction in inventories, of € 54 million mainly in Transport and T&D, offset partially by one UK train contract and other Sectors.

Cash flows from investing activities

Net cash generated from investing activities was € 124 million in fiscal year 2002. The net cash inflow was due to € 772 million from sale of investments, principally Contracting (€ 689 million) and GTRM (€ 66 million) and € 119 million from disposals of plant and equipment. Capital expenditure was € 550 million. Our capital expenditure relates principally to acquisitions of machinery, equipment, tools and fixtures for maintaining our manufacturing base. Power had € 286 million in capital expenditure in fiscal year 2002, T&D € 61 million, Transport € 105 million, Marine € 24 million, Power Conversion € 12 million, and Corporate and other
€ 62 million. The changes in property, plant and equipment are shown in greater detail in Note 7 to the Consolidated Financial Statements for fiscal year 2002. Cash expenditures for acquisition of investments, net of net cash acquired, was € 113 million and cash outflow from increases in fixed assets was € 104 million.

We spent € 1,595 million in investing activities in fiscal year 2001, and € 1,273 million in fiscal year 2000, due principally to the acquisitions described above under “Changes in business composition”.

Cash flows from financing activities

Net cash used in financing activities for fiscal year 2002 was € 136 million due to dividends paid, including dividends paid to minority interests of € 18 million.

In fiscal year 2001, the € 370 million generated from financing activities included issuance of undated subordinated notes for a total amount of € 250 million and redeemable preference shares for an amount of  € 205 million decreased by the dividend payment of € 118 million. In fiscal year 2000, net cash used in financing activities was € 111 million.

Change in Net Debt

As a result, the net debt increased by € 431 million in fiscal year 2002, € 494 million in fiscal year 2001 and € 908 million in fiscal year 2000.

Maturity and liquidity profile

	Total line		Amounts drawn	Less than 1 year	1-2 years	2-3 years	4-5 years	5+ years
	(in € million)
At 31 March 2002
Bonds	1,200		1,200		550		650
Commercial paper	455	(1)	455	455
Bank debt & Overdrafts	4,305	(2)	2,645	2,050		1,250	805	200

Totals	5,960		4,300	2,505	550	1,250	1,455	200

Cash at 31 March 2002			(2,236)

Net Debt			2,064

(1)	The total authorised commercial paper programme is € 2,500 million, however availability is subject to market conditions.

(2)	Includes € 812 million of various credit lines to Sector businesses.

At 31 March 2002 we had total gross outstanding debt of € 4,300 million including bonds of € 550 million maturing February 2004 and € 650 million maturing July 2006. Commercial paper (French billets de trésorerie) accounted for € 455 million. We have adequate alternative unused bank facilities should the commercial paper market weaken. Net debt was € 2,064 million after netting
€ 2,236 million of available cash and cash equivalents and short term investments.

Available committed bank lines at 31 March 2002 amounted to € 1,660 million. This includes € 850 million of supplemental back-up lines we arranged during the last quarter of fiscal year 2002, which expire at  31 March 2003. This amount of available committed lines may fluctuate significantly during the course of the year depending on our cash needs.

Those facilities maturing before 31 March 2003 total approximately € 1,238 million of corporate facilities, including the supplemental back-up lines but excluding credit lines to Sector businesses, which comprise a large number of relatively small overdraft and similar facilities for day to day operations. We intend to cover maturing facilities via one or more of:

•	Proceeds from disposals and real estate sales under the Restore Value programme;

•	Proceeds from the planned capital increase;

•	Drawing upon unutilised availability in other facilities; and

•	Cash generation from operations.

We describe above the impact of the Restore Value plan on liquidity, which is designed to generate one-off short-term cash inflow of approximately € 2.1 billion by 31 March 2003 and to produce net additional operating cash of approximately € 1.3 billion by 31 March 2005. Our ability to meet these objectives is subject to risk, including those described in “Risk Factors”.

Redeemable preference shares

The terms of the € 205 million redeemable preference shares provide that a mandatory redemption in full is made at the fifth anniversary date, being 30 March 2006, upon the occurrence of the issue of any equity or equity linked securities (whether shares, bonds, options, warrants or rights to subscribe for, exchange or convert into any shares) to any person or entity where the proceeds of any such issue(s) either individually or in aggregate is equal to or exceeds the principal amount outstanding. Such redemption would most likely be triggered by the proposed increase in capital referred to under “Operating and Financial Review and Prospectus—Restore Value.”

Customer deposits and advances

On average we estimate that 40% of our contracts relate to “Long-Term Projects”, defined as those projects which are completed over more than one year, 25% relate to products or individual items of equipment typically supplied within one year, and the remaining 35% is split between long-term service agreements (15%) and short-term contracts such as the supply of spares and service and overhauls of equipment. Our long-term projects are principally in Power, Transport and Marine.

Customer deposits and advances include the preliminary advances by customers as well as customers’ progress payments during the construction of the project as contractually agreed. Taking customer advances serves to protect our interests by improving our control over adverse outcomes. In the case of contract cancellation by the customer, such advances and deposits are generally used to cover our expenses and any penalties we may be due. Proceeds from the securitisation of future receivables are recorded initially as cash on the assets side of our balance sheet and as customer deposits and advances on the liabilities side.

We record customer deposits and advances on our balance sheet upon receipt as gross customer deposits and advances. The gross amounts were € 15,895 million, € 14,344 million and € 9,397 million for fiscal years 2002, 2001 and 2000, respectively. At the balance sheet date, we apply these deposits first to reduce any related gross accounts receivable and then to reduce any inventories and contracts in progress relating to the project for which we received the deposit or advance. Any remaining deposit or advance is recorded as “Customer deposits and advances” on our balance sheet as described in Note 2 (p) of the Consolidated Financial Statements for fiscal year 2002. As of 31 March 2002, our net customer deposits and advances, including securitisation of future receivables, were € 5,956 million, compared with € 7,783 million as of 31 March 2001.

Long-term projects experience a disbursement of expenses over the life of the project which can take two to five years to complete, depending upon the nature of the contract. Major transport projects tend towards the longer end of the range. The cash disbursement pattern for a project usually starts slowly through the design and mobilisation stages, then accelerates through project construction tailing off at the end of the project during the installation and commissioning stages. Such disbursement pattern is often referred to as the “spend-curve” or “S-Curve”. When pricing our projects and negotiating the payment terms we carefully analyse both the spend-curve and also the liability curve. This liability curve is only partially represented by cash and records the forward commitments we need to make on long-lead supply items that require our suppliers to enter into forward commitments themselves.

Obtaining customer deposits and advances assists us in managing the following risks:

•	Risk of negative cash flows for us in performing the contract;

•	Risk of payment default due to client credit risk, which is mitigated via larger down payments and progress payments; and

•	Foreign exchange risks.

Securitisation

The net amount of future receivables we had sold under our securitisation programme amounted to  € 1,735 million at 31 March 2002, € 1,578 million at 31 March 2001 and € 1,167 million at 31 March 2000. The securitisation of future receivables applies to our Marine and Transport Sectors.

Marine

Our shipbuilding business typically operates on terms of trade that produce initial payments to us, which for cruise-ships represent around 15% in aggregate of the total contract value, followed by a final balancing payment on delivery. This creates a funding need once the initial payments have been consumed in work in progress, which can happen at a relatively early stage. In order to finance working capital, we sell to third parties the future receivables due from our customers. This action has the additional benefit of reducing the credit risk of the customer.

Such transactions provide for limited recourse to us in the event of customer default prior to the delivery of the cruise-ships. The amount of the recourse covers a pre-agreed portion of the eventual losses of the investors upon the resale of the cruise-ship in question, subject to pre-agreed caps.

At 31 March 2002 the amount of future receivables securitised in our Marine sector was € 1,072 million. Recourse against us for these future receivables was capped at € 348 million, comprising up to € 98 million in respect of a customer’s order for one cruise-ship, € 82 million in respect of a cruise-ship to a second customer and up to € 168 million in respect of two cruise-ships sold to third customer. At 31 March 2001 the amount of future receivables securitised amounted to € 1,061 million with recourse to us of € 357 million and  at 31 March 2000 the amount of € 486 million with recourse to us of up to € 168 million.

Transport

Payments from our customers are usually linked to milestones achieved under the contract or percentages paid according to a pre-agreed payment schedule against evidenced performance of the contract. Nevertheless, sales of future receivables assists in mitigating lower cash payment profiles on some contracts. At 31 March 2002 we had € 675 million of future receivables securitised versus € 542 million at 31 March 2001 and € 567 million at 31 March 2000. We have no recourse liability to the third party purchasers assuming that we perform our contractual obligations in the ordinary course of business.

COMMITMENTS AND CONTINGENCIES

Guarantees related to contracts

There are contingent liabilities at 31 March 2002 in respect of bonds, guarantees and indemnities entered into in the ordinary course of business. These bonds, guarantees and indemnities relate primarily to long-term contracts and are given to support our contractual relationships with our customers.

The amounts of guarantees given relating to contracts totalled € 11,535 million at 31 March 2002,  € 14,156 million at 31 March 2001 and € 7,291 million at 31 March 2000, the increase between 31 March 2001 and 31 March 2000 being largely due to our aquisition of ABB’s remaining interest in ABB ALSTOM Power.

The process of undertaking the contract naturally results in us keeping in close regular contact with our customers. Where circumstances arise that result in the threat of calling a bond, then we seek to negotiate acceptable alternative arrangements. Bonds are typically called only where there is no other remedy acceptable to our customer. Our experience to date has been that bonds are very rarely called. In general we establish provisions to cover any anticipated loss arising from our contractual obligations.

Bid bonds are given at tender or bid submission stage and are usually released once the equipment or services supply contracts become effective. If the tender does not succeed the bonds are cancelled. Performance bonds related to our contractual obligations are usually not for the full amount of the maximum theoretical contractual liability but the precise amounts are subject to individual negotiation. Performance bonds would usually be released upon delivery of the supplied equipment into service following successful completion of commissioning of the equipment to pre-agreed standards as measured by pre-agreed performance tests, which could include a trial running period.

Warranty bonds are given to cover risks for the customer following acceptance of the equipment by the customer. Retention bonds are similar in nature and affect to payments due at completion of a contract and are released at the end of the contract.

Vendor financing

We provide certain financial assistance to institutions that finance some of our customers and also, in some cases, directly to our customers for their purchases of our products. We refer to this financial assistance as “vendor financing”. Vendor financing totalled
€ 1,493 million at 31 March 2002 versus € 1,404 million  at 31 March 2001.

We have decided that we will not make commitments to provide additional vendor financing guarantees to our customers.

The table below provides a breakdown of our vendor financing by Sector at 31 March 2002.

	Year ended 31 March
	2001	2002
	(in € million)
Vendor financing:
Power	31	29
Transport	341	416
T&D	4	4
Marine	1,028	1,044
of which
Renaissance Cruises	605	432	(1)
Others	423	612

Totals	1,404	1,493

(1) This	amount includes € 195 million of limited recourse notes which are in Other Fixed Assets (see Note 9 to the Consolidated Financial Statements for fiscal year 2002).

Marine

The situation relating to Renaissance Cruises and other Marine vendor financing has already been addressed above under “Operational Issues”. The table above does not include the € 42 million vendor financing provided after 31 March 2002 for a ship delivered in April. There are no other vendor financing arrangements or commitments relating to cruise-ships in the order book.

Transport

Transport has entered into certain vendor financing arrangements to support a small proportion of their sales. Such arrangements are tailored to the specific requirements of each transaction. In every case, the potential exposure is capped as to time and as to amount, as shown in the table above.

In 1995 Transport sold and leased back 103 trains and related equipment to two leasing entities under  a 30-year lease agreement. Such trains are made available to London Underground in the UK for use on its Northern Line under a contact entered into in 1995, known as the Usage Contract. The Usage Contract has an initial term of 20 years, and can be extended for an additional 10 years at London Underground’s option.

The terms of the Usage Contract required us to arrange finance for and to make available the trains and related equipment for delivery into service. All the trains had been delivered by 31 August 1999. We also maintain the trains and receive, from London Underground, payments which cover all the costs of supplying and maintaining the trains. These payments can vary depending upon performance including both bonuses and deductions for performance above or below the prescribed levels. Such performance is substantially dependent upon making the trains available for use to London Underground. We are currently substantially above the minimum performance levels.

The lease arrangements require us to perform the Usage Contract and also to guarantee the residual value of the trains and related equipment at September 2017 in circumstances where London Underground does not exercise its option to extend the Usage Contract beyond the initial period.

The net amount of the Residual Value Guarantee is € 289 million at September 2017. Under the terms of the leasing arrangements the lenders take the risk of London Underground default without recourse to us.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies, including financing arrangements. On a regular, ongoing basis, we evaluate our estimates, including those relating to projects, products, parts and other after-market operations, and included in accrued contract costs, provisions for risks and charges, bad debts, inventories, investments, intangible assets, including goodwill and other acquired intangibles, taxation including deferred tax assets and liabilities, warranty obligations, restructuring, long-term service contracts, pensions and other post retirement benefits, commitments, contingencies and litigation. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities. Actual results may differ from those estimates under different circumstances, assumptions or conditions.

Accounting policies important to an understanding of the financial statements include business combinations, consolidation methods, goodwill, other acquired intangible assets and restructuring that may be subject to the application of differing accounting principles. We believe the following critical accounting policies are most affected by our judgements and estimates in preparing our consolidated financial statements.

Revenue recognition

We recognise revenue and profit as work in progress progresses on long-term, fixed-price contracts using the percentage of completion method, based on contract milestones which relies on estimates of total expected contract revenue and cost. We follow this method because we believe we can make reasonably dependable estimates of the revenue and costs applicable to various defined stages, or milestones, of a contract. Recognised revenues and profit taken are subject to revisions as the contract progresses to completion. Revisions to profit estimates are charged to income in the period in which the facts that give rise to the revision become known. When we book revenue, we also book certain contract costs (including direct materials and labour costs and indirect costs related to the contract) so that the contract margin, on a cumulative basis, equals the total contract gross margin determined during the latest project review. Selling and administrative expenses are charged to expenses as incurred. If a project review indicates a negative gross margin, we recognise the entire expected loss on the contract when we identify the negative gross margin. Estimates of future costs reflect our current best estimate of the probable outflow of financial resources that will be required to settle contractual obligations. These estimates are assessed on a contract by contract basis.

We provide for the estimated cost of product warranties at the time revenue is recognised. Our warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting any failures. Should actual failure rates, material usage or service delivery cost of the products differ from current estimates, revisions to the estimated warranty liability would be required. The introduction of technologically advanced products exposes us to risk of product failure significantly beyond the terms of standard contractual warranties applying to suppliers of equipment only. Should adverse changes to product failure rates occur, additional cost to complete may be required and result in actual financial consequences different from our estimates.

Inventories

We write down our inventories for estimated obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favourable than those we project, additional inventory write-downs may be required.

Doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Impairment of fixed assets and valuation of deferred tax assets

We review our fixed assets, both tangible and intangible, on an annual basis and record an impairment charge when we believe an asset has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results from underlying assets could result in losses or an inability to recover the carrying value of the assets that may not be reflected in the current carrying value. This could require us to record an impairment charge in the future.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realised. We take into account future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If we were to determine that we would be able to realise our deferred tax assets in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset, which would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realise all or part of our net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Pension benefits

We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines.

In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences could result in a significant change to the amount of pension expense recorded.

Other significant accounting policies

Other significant accounting policies are important to an understanding of the financial statements. Policies related to purchase accounting, consolidation policies, provisions and financial debt require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN FRANCE AND IN THE US

As a foreign registrant on the New York Stock Exchange, we prepare a reconciling table of net income and shareholders’ equity from French GAAP to US GAAP for inclusion in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC).

US GAAP financial statements are not available at the time we file our Annual Report with the Commission des opérations de bourse (COB). The main differences related to net income, liabilities and shareholders’ equity are as follows:

Accounting for restructuring costs — The conditions under which a liability can be recorded are different than those that prevail under French GAAP. We record a liability related to a restructuring plan whenever the plan is finalized, approved by management and announced before the closing of the financial statements. In US GAAP, exit costs are accrued as a liability when an announcement is made to employees prior to the closing date. In addition, some costs that are recorded as restructuring costs under French GAAP are classified under cost of goods sold in US GAAP (inventories write off which result from restructuring plans).

Valuation and accounting of financial instruments — Under French GAAP, profit and losses on financial instruments considered as hedges of our interest rate and forward exchange rate risks are recorded in the same period as the hedged item. The US standard SFAS 133, which is applicable to us from 1 April 2001, requires that all derivatives are recorded at their fair values in the balance sheet. The change in fair value of these derivatives is recorded in the income statement. If, under certain criteria, the derivative is qualified as a hedge, the effect in the income statement resulted from the change in fair values is compensated by the income or loss generated by the change of the value of the underlying item.

Business combination — The allocation of purchase price to assets and liabilities acquired or assumed following an acquisition can be revised under French GAAP until the end of the fiscal year following the fiscal year of an acquisition, whereas, according to US GAAP, such revision can only be made until the end of the fiscal year in which the acquisition occurred. This difference in principles may result in material differences between goodwill recorded under each set of norms.

Stock compensation — Under US GAAP, employee compensation may have to be recorded in the income statement following the issuance of employee stock-based instruments.

Financial debt — Certain items which are not necessarily recorded as financial debt under French GAAP, such as capital leases or securitisations of future receivables, are recorded as financial debt under US GAAP. Financial debt is also increased under US GAAP with the consolidation of special purpose entities which are not consolidated under French GAAP and with the US treatment of the remaining 49% acquisition of Fiat Ferroviaria as a financial debt for € 146 million in addition to the items referred to above.

In addition to the matters described above that impact net income, liabilities and shareholders’ equity, there are other differences in accounting principles between French GAAP and US GAAP that may materially affect the presentation of the balance sheet and income statement.

We expect to file our Annual Report on Form 20-F for the fiscal year ended 31 March 2002 with the SEC during May 2002. An electronic version of our Annual Report on Form 20-F will be available on our internet site at www.finance.alstom.com.

IMPACT OF EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS

Our policy is to use derivatives, such as forward foreign exchange contracts in order to hedge exchange rate fluctuations and, to a much lesser extent, interest rate fluctuations. Our policy does not permit any speculative market position.

Exchange rate risks

In the course of our operations, we are exposed to currency risk arising from tenders for business remitted in foreign currency, and from awarded contracts or “firm commitments” under which revenues are denominated in foreign currency. The principal currencies to which we had significant exposure in fiscal year 2002 were US dollars, Pounds sterling and Swiss francs. We hedge risks related to firm commitments and tenders as follows:

•	By using forward contracts for firm commitments;

•	By using foreign exchange derivatives instruments, for tenders, usually pursuant to strategies involving combinations of purchased and written options; or

•	By entering into specific insurance policies, such as with Coface in France or Hermes in Germany.

The purpose of these hedging activities is to protect us against any adverse currency movements which may affect contract revenues should the tender be successful, and to minimise the cost of having to unwind the strategy in the event of an unsuccessful tender. The decision whether to hedge tender volumes is based on the probability of the transaction being awarded to us, expected payment terms and our assessment of market conditions. Under our policy, only senior management may make such decisions. See Notes 2(g) and 27 to the Consolidated Financial Statements for fiscal year 2002.

When a tender results in the award of a contract, we hedge the resulting net cash flows mainly in the forward markets or, in some exceptional cases, keep them covered under insurance policies. Due to the long-term nature of our business, the average duration of these forward contracts is approximately 12-14 months.

We do not hedge our net assets invested in foreign operations. We monitor our market positions closely and regularly analyse market valuations. We also have in place counter-party risk management guidelines. In addition, all derivative transactions other than forward exchange contracts, which our Sectors are independently authorised to execute, are designed and executed by our central corporate treasury department.

Interest rate risks

Currently, we do not have a dynamic interest rate risk management policy. However, we may enter into transactions in order to cover our interest rate risk on a case-by-case basis according to market opportunities under the supervision of the executive committee. The bond issue, nominal value of € 650 million, was initially swapped up to € 600 million from fixed to floating rates. € 280 million were returned to a fixed rate exposure and € 320 million remain swapped at March 31, 2002. Some other long-term financial debts are also swapped for a notional amount of € 153 million as at 31 March 2002.

We have implemented a centralised treasury policy in order to make better use by pooling of our available cash, thereby reducing the amount of external debt required and permitting us to obtain better terms under our various financing arrangements.

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VALUE OF FINANCIAL INSTRUMENTS

These tables set forth the nominal value and the fair value of our financial instruments (including insurance contracts).

Nominal value

	At 31 March 2002 Maturing in year ending 31 March
	Total	2003	2004	2005	2006	2007	>5 years
	(in € million)
Balance sheet items:
Assets:
Loans to cost basis investees	251.3	8.5					242.8
Long-term deposits	527.1	96.4	67.2	72.4			291.1
Other financial assets	78.6	30.9					47.7
Short-term investments	331.4	135.1	164.3				32.0
Highly liquid investments	491.0	491.0
Liabilities:
Long-term debt	2,762.9		611.6	1,153.7	3.6	787.5	206.5

Off balance sheet items:
Interest rate instruments
Interest rate swaps: pay fixed(1)
US dollars	69.0	6.7					62.3
Indian Rupee	4.0	4.0
Interest rate swaps: receive fixed(2)
Euro	398.9	12.5	33.2			353.2
US dollars	73.8	7.1	15.7	19.8	16.1	10.9	4.7
Cap	1.8						1.8
Foreign exchange instruments:
Currency swaps — currency purchased
US dollars	623.7	619.1	4.6
Swiss Francs	479.9	470.9	5.9	3.1
Pound sterling	178.0	162.3	15.7
Swedish Krona	54.4	54.4
Japanese Yen	51.8	51.8
Other currencies	192.9	191.5	1.4
Currency swaps — currency sold
US dollars	3,391.0	2,984.9	190.4	186.4	21.6	6.0	1.7
Swiss Francs	1,945.7	1,649.6	146.3	147.4	2.4
Pound sterling	1,070.2	1,032.5	37.7
Singapore dollars	187.8	52.9	3.4	87.9	43.6
Canadian dollars	128.9	127.9	1.0
Swedish Krona	118.3	118.3
Japanese yen	110.1	98.7	10.7	0.7
Other currencies	190.9	178.6	12.3

(1)	Average fixed rate 11.92%.

(2)	Average fixed rate 5.30%.

	At 31 March 2002 Maturing in year ending 31 March
	Total	2003	2004	2005	2006	2007	>5 years
	(in € million)
Foreign exchange contracts purchased
Swiss Francs	356.1	345.1	2.7	8.3
US dollars	237.7	201.2	31.7	4.3	0.3	0.2
Polish Zloty	124.6	94.7	29.3	0.6
Pound sterling	95.6	72.5	19.6	2.5	1.0
Swedish Krona	81.9	81.4	0.5
Other currencies	74.6	60.6	10.7	3.1	0.2
Foreign exchange contracts — sold
US dollars	3,028.6	1,920.8	511.6	357.0	30.3	1.1	207.8
Swiss Francs	1,236.4	790.5	152.3	257.7	35.9
Pound sterling	347.4	288.0	25.2	34.1	0.1
Japanese Yen	90.0	38.2	29.9	12.6	9.3
Malaysian Rupee	68.6	68.6
United Arab Emirates Dinar	62.2	59.6	2.6
Canadian dollars	60.8	47.1	12.5	1.2
Danish Krona	25.1	18.3	3.2	3.6
Other currencies	253.4	212.3	33.9	7.0	0.2
Insurance contracts — contracts purchased
US dollars	0.4	0.4
Insurance contracts — contracts sold
US dollars	198.9	167.9	26.6	3.7	0.7
Japanese Yen	22.5	10.7	9.9	1.9
Other currencies	5.5	5.5
Currency options — purchased
Call
Euro	311.2	311.2
US dollars	78.6	78.6
Pound sterling	48.1	48.1
Put
Euro	268.3	268.3
US dollars	129.7	129.7
Pound sterling	17.8	17.8
Currency options — sales
Call
Euro	25.9	25.9
US dollars	6.9	6.9
Pound sterling	112.9	112.9
Put
Euro	338.8	338.8
US dollars	13.4	13.4
Japanese Yen	0.6	0.6
Pound sterling	48.1	48.1

Fair value

	At 31 March 2002 Maturing in year ending 31 March
	Total	2003	2004	2005	2006	2007	>5 years
	(in € million)
Balance sheet items:
Assets:
Loans to cost basis investees	251.3						242.8
Long-term deposits	499.0	96.4	67.2	79.3			256.1
Other financial assets	78.6	30.9					47.7
Short-term investments	332.8	136.5	164.3				32.0
Highly liquid investments	491.0	491.0
Liabilities:
Long-term debt	2,675.7		595.9	1153.6	3.6	716.1	206.5

Off balance sheet items:
Interest rate instruments
Interest rate swaps: pay fixed
US dollars	(6.0)	(0.3)					(5.7)
Interest rate swaps: receive fixed			(0.9)
Euro	10.9					11.8
US dollars	(0.7)	(0.7)
Cap							40
Foreign exchange instruments:
Currency swaps — currency purchased
US dollars	8.4	8.2	0.2
Swiss Francs	0.7	0.6	0.1
Pound sterling	2.9	2.3	0.6
Swedish Krona	0.8	0.8
Other currencies	3.6	3.0	0.6
Currency swaps — currency sold
US dollars	(73.4)	(60.3)	(10.3)	(2.3)	(0.3)	(0.2)
Swiss Francs	(2.0)	0.5	(0.8)	(1.7)
Pound sterling	2.0	2.0
Singapore dollars	(2.7)			(1.6)	(1.1)
Canadian dollars	(3.3)	(3.3)
Swedish Krona	(1.1)	(1.1)
Japanese yen	13.8	11.1	2.7
Other currencies	(2.9)	(2.2)	(0.7)

	At 31 March 2002 Maturing in year ending 31 March
	Total	2003	2004	2005	2006	2007	>5 years
	(in € million)
Foreign exchange contracts purchased
Swiss Francs	1.5	1.0		0.5
US dollars	15.6	12.5	2.9	0.2
Polish Zloty	13.9	10.0	3.9
Pound sterling	1.2	0.8	0.4
Swedish Krona	1.9	1.9
Other currencies	4.4	3.4	0.7	0.3
Foreign exchange contracts — sold
US dollars	(214.5)	(95.4)	(57.1)	(53.0)	(4.1)		(4.9)
Swiss Francs	7.8	3.0	0.7	4.8	(0.7)
Pound sterling	(1.3)	(1.0)		(0.3)
Japanese Yen	16.5	7.0	5.3	2.5	1.7
Canadian dollars	1.7	1.1	0.6
Other currencies	(6.9)	(4.5)	(1.4)	(1.0)
Insurance contracts — contracts purchased
US dollars	(0.1)	(0.1)
Insurance contracts — contracts sold
US dollars	3.9	5.0	(0.6)	(0.5)
Japanese Yen	(1.5)	(1.2)		(0.3)
Currency options — purchased
Call
Euro	0.7	0.7
US dollars	0.3	0.3
Put
Euro	5.3	5.3
US dollars	1.1	1.1
Currency options — sales
Call
Pound sterling	(1.5)	(1.5)
Put
Euro	(11.8)	(11.8)

DESCRIPTION OF ACTIVITIES

Overview

We serve the energy market through our activities in the fields of power generation and power transmission and distribution, as well as the transport market through our activities in rail and marine. We design, supply and service a complete range of technologically advanced products and systems for our customers, and possess a unique expertise in systems integration and through-life maintenance and service.

We began operations in 1989 as the GEC ALSTHOM group, a 50/50 joint venture company between The General Electric Company (now known as Marconi) of the United Kingdom and Alcatel of France. On  22 June 1998, as part of our initial public offering on the Paris, New York and London stock exchanges, all the activities previously carried out by GEC ALSTHOM were transferred to ALSTOM, a société anonyme à conseil d’administration, a form of limited liability company incorporated in France.

In fiscal year 2002, we had sales of € 23,453 billion. As of 31 March 2002, we employed approximately 120,000 people in over 70 countries.

Since our initial public offering in 1998, we have almost doubled our sales, essentially through a number of strategic acquisitions, whilst during the same period disposing of a number of non-core businesses. The total value of our acquisitions since 1998 is € 4.5 billion, while the total value of our disposals is € 2.5 billion. For a further discussion of these acquisitions, see “Operating and Financial Review and Prospects”.

Our most significant transaction involved the acquisition of the power generation activities of ABB in two separate transactions. In July 1999 we combined our power generation activities with ABB’s in a 50/50 joint venture called ABB ALSTOM Power. We acquired ABB’s share of the joint venture in May 2000. The transaction gave us full control of heavy-duty gas turbine technology, as well as strengthening our position in service, boilers and other activities.

Another key component of this strategy was our acquisition of Fiat Ferroviaria, which gave us access to advanced tilting train technology. We acquired 51% of Fiat Ferroviaria in October 2000 and the remaining 49% in April 2002.

Our divestitures have allowed us to focus on our core activities. The most significant divestiture was the sale of our former heavy-duty gas turbine business to General Electric in July 1999. Another major divestiture was the disposal of our former Contracting Sector in July 2001. Before this divestiture, we transferred some of our Contracting activities to other Sectors, including most significantly service and software activities that are now part of our Transmission & Distribution Sector.

As part of our Restore Value programme, we are planning to dispose of additional non-core assets in fiscal year 2003. We are currently seeking to realise net proceeds of approximately € 900 million from these disposals, although our ability to do so will depend on a number of factors outside our control, including in particular whether we will be able to find buyers willing to purchase the relevant activities for the values we are seeking.

POWER

We are one of the world’s leading suppliers to the power generation industry. We offer a comprehensive range of power generation solutions from turnkey power plants to all types of turbines (gas, steam, hydro), generators, boilers, emissions reduction systems, and control systems, as well as a full range of services including plant modernisation, maintenance and long-term operation.

In fiscal year 2002, our Power Sector reported sales of € 12,976 million (equivalent to 55% of ALSTOM sales), and as of 31 March 2002, had 49,097 employees in over 50 countries (41% of ALSTOM’s total employees).

In the table below, the figures for fiscal year 2000 comprise 50% of the former ABB ALSTOM Power. For fiscal year 2001, the figures comprise 50% of the former ABB ALSTOM Power for the period from 1 April to 11 May 2000, and 100% for the period from 11 May 2000 to 31 March 2001.

	Year ended 31 March
	2000	2001	2002
	(in € million, except employees)
Orders received	5,569	11,502	11,033
Sales	4,471	12,040	12,976
Operating income	117	448	572
Research and development expenses	190	370	349
Capital expenditures	254	326	286
Employees	26,107	48,219	49,097

The following table sets forth the breakdown of sales by each of the Power Sector’s Segments for fiscal year 2002:

Year ended 31 March 2002
Gas Turbine	25%
Steam Power Plant	23%
Boilers & Environment	16%
Customer Service	21%
Industrial Turbine	9%
Hydro Power	6%

Total	100%

The following table sets forth the geographic breakdown of Power Sector sales for the periods indicated:

	Year ended 31 March
	2000	2001	2002
European Union	31%	23%	18%
of which
France	7%	4%	3%
UK	10%	5%	3%
Germany	5%	3%	2%
Rest of Europe	8%	7%	7%
North America	25%	35%	36%
of which US	21%	28%	26%
Central & South America	5%	4%	7%
Asia/Pacific	19%	22%	23%
Africa/Middle East	12%	9%	9%

Total	100%	100%	100%

Industry characteristics

The world’s installed power generation capacity currently stands at over 3,500 GW. In fiscal year 2002, conventional steam technologies represented approximately 52% of installed capacity, hydropower 21%, nuclear 11%, gas turbines 14%, and others 2%. As gas turbines continue to dominate new orders, we expect that gas will become a more significant part of the installed base.

Demand for power generation equipment tends to be driven by a variety of complex and inter-related factors, notably:

•	Economic growth;
•	Deregulation and liberalisation;
•	Globalisation;
•	Environmental concerns;
•	The need for replacement and refurbishment of aging plants; and
•	Fossil fuel prices.

Economic Growth.    Responding to growth in demand for electricity, global demand for power generation equipment has tended to be strongest in those regions where economic growth is high. Historically, there has been a strong correlation between growth in the installed base of power plants and worldwide real GDP growth, although on a short term basis power generation demand can fluctuate significantly. We believe that power generation demand is also driven by changing consumption patterns that favour electricity as a power source, including the development of computers, telecommunication products and more electricity-based transportation.

Following a period of intense growth of investment in energy infrastructure in the US from the late 1990’s into 2002, which we refer to as the “gas bubble”, in the second half of fiscal year 2002 the economic slowdown in the US and evidence of increasing capacity as a result of ongoing power plant construction triggered a sharp decline in orders for power generation equipment. Developers have also started to cut capital investment to strengthen their balance sheets following Enron’s collapse. We believe that pockets of demand still exist, however, due to gridlocks in the US transmission and distribution infrastructure.

Deregulation and Liberalisation.    Deregulation and liberalisation of electricity markets have transformed our customer base and also impacted demand, especially in North America, where demand for new power generation equipment comes principally from merchant developers, which are private power plant operators that sell their electricity independently. Besides driving new investment, liberalisation has resulted in considerable price pressure on power plant costs over the last decade and has led to a need for more efficient and environmentally-friendly plants with higher operating profitability. In deregulated markets, the allocation of technical and financial risks has also changed, with more risks currently being supported by suppliers such as ALSTOM.

The roles and requirements of traditional utilities, independent power producers (IPPs) and other actors in the industry are converging further as the electricity market becomes increasingly competitive. Additionally, numerous mergers are taking place among utilities in the US and Europe. Large national utilities, following a period of low investment whilst liberalisation changed the market rules in their respective home countries, are currently re-deploying their assets internationally.

In addition, the end-consumer is beginning to influence market demand. With increased choice as a result of liberalisation, there is growing interest in distributed power and cleaner, environmentally-friendly power generation.

Globalisation.    Suppliers with global capabilities, such as ALSTOM, are well placed to serve customers who are themselves becoming more global. This globalisation has also helped suppliers to cope with major shifts in regional demand. For example, the decrease in investment in power plants in Asia since 1998, following more than 10 years of continuous growth in the region, was offset by the upsurge in demand from the US during the gas bubble. Europe and Latin America have had generally consistent demand overall and are also showing signs of growth in demand.

Environmental Concerns.    Concerns about security of energy supply combined with increasing pressure to reduce greenhouse gas emissions are reviving discussions on new nuclear power stations. More generally, environmental concerns are creating demand for clean-coal technologies, which allow inexpensive, low-grade coal to be used as fuel whilst minimising emissions (mainly in Eastern Europe and Asia, but also in the US). In addition, the “Clear Skies” initiative recently announced by the Bush administration in the US set ambitious targets to reduce emissions from power plants.

In addition, environmental concerns, higher fossil fuel prices and government subsidies are making renewable energy a potentially viable option for small-scale generation. This is most noticeable in wind generation. Demand for large hydro projects exists mainly in Asia and South America, where a large number of natural sites have not yet been exploited, whilst refurbishment and mini-hydro markets are developing rapidly.

Replacement and Refurbishment of Aging Plants.    In recent years, demand for maintenance and refurbishment has been strengthened by a general trend among power producers to increase efficiency, lower operating costs and extend the useful lives of their existing plants. This increase in demand to upgrade facilities has particularly benefited original equipment suppliers, and we believe it will be a significant source of future growth for the Power Sector due to its large installed base.

Fossil Fuel Prices.    Determination of plant type, particularly the choice between gas-fired and coal-fired plants, is determined in part by the medium and long-term anticipation of the relative cost of fuel. Demand for coal-fired plants fluctuates with the anticipated relative cost of gas as compared to coal. Better plant economics combined with reasonable natural gas prices and environmental concerns have favoured gas over coal as fuel in recent years. However, tighter natural gas supply resulting from higher demand and increasing concerns about security of energy supplies could make the construction of new coal-fired plants a more viable option.

Power Strategy

In order to boost our position in the competitive global market, Power continues to focus on a series of measures to improve our market position and product quality. Power’s key strategies are as follows:

•
Increasing our emphasis on operational efficiency by reducing our cost structure, enhancing cash management and focusing on quality and process improvements. In addition, implementation of the Quality Focus 6 Sigma programme — an operational excellence programme central to Power’s performance improvement strategy — is being accelerated to increase on-time delivery of high-quality products and services to customers;

•	Focusing on high-growth/high-margin activities, such as service, including information technology solutions, industrial gas turbines and emissions reduction products and services;

•
Given the importance of new orders in the marketplace, we are strengthening our technological expertise in heavy-duty gas turbines, notably through a long-term technology agreement we have entered into with Rolls-Royce; and

•
Increased spending on gas turbine-related research and development will be directed to the enhancement of existing products and the development of new competitive products in this area in the medium and long-term.

Competitive position

The power generation equipment market has been characterised in recent years by industry consolidation among the main suppliers. We are a world leader in many of our power activities such as steam turbines, boilers and hydro power, and have the largest installed base of power generation equipment of any supplier (based on data released by McCoy 1998-2000, and Utility Data Institute of the US (UDI), a subsidiary of McGraw-Hill, in 2001). According to the same McCoy data, we were ranked number two globally in gas turbines below 15 MW and number three globally in gas turbines over 15 MW for 1998-2000.

In gas and steam turbines, we compete mainly against two other major groups: General Electric and Siemens, and to a lesser extent, the Japanese groups Mitsubishi, Toshiba and Hitachi. In the utility boiler and emissions control products markets, we compete with several other players. In utility boilers, our main competitors are Foster Wheeler, Babcock Borsig Power and Babcock & Wilcox. In emissions control systems for the power industry, our main competitors are Babcock Borsig and its affiliates, Babcock & Wilcox, Lurgi and its affiliates, Mitsubishi Heavy Industries (MHI), FLS Miljo, Wheelabrator and Hamon/Research Cottrell. In emissions control systems for industry, Foster Wheeler, Black & Veatch, IHI, Kawasaki Heavy Industries and Rafako compete in selected areas. In the hydro power market our main competitors are Voith-Siemens, VA-Tech and General Electric Hydro.

The success factors in the power generation industry are principally technology, quality, cost, size and international presence. Our competitive strengths include our leading market position in a number of technologies (for example, steam turbines and industrial gas turbines), our size and extensive geographic presence (a global marketing and sales network in more than 70 countries), our broad range of products and services covering the full range of power generation technologies, as well as our considerable experience with a large installed base of all types of power plants in every major market in the world (including the US).

Based on internal estimates, we believe the overall world power generation market was approximately  $125 billion in calendar year 2001. Approximately 48% of this market consisted of new equipment sales, whilst approximately 36% represented service (counting only outsourced service activities, and not those conducted by utilities themselves). The rest of the market consisted mainly of civil construction works. We believe that the service market is growing rapidly, driven by increased trends towards outsourcing and the large volume of older plants, particularly coal plants, in need of modernisation.

Activities — Segments

As of 31 March 2002, Power had 50 manufacturing sites and major service centres globally, with main locations in France, UK, Germany, Spain, Switzerland, Sweden, Poland, the Czech Republic, the US, Canada, Brazil, China and India. As of 31 December 2001, we had installed the equivalent of approximately 18.5% of the world’s power generation capacity (over 650 GW) according to UDI. We believe this installed base will be key in securing higher-margin spare parts and customer service or support sales in the future.

Power offers a comprehensive range of power generation equipment and services, unique in the industry. This broad scope of supply increases market flexibility and the ability to balance the business with changing market demands.

The Power Sector is currently organised into the following six Segments:

•	Gas Turbine;

•	Steam Power Plant;

•	Boilers & Environment;

•	Customer Service;

•	Industrial Turbine; and

•	Hydro Power.

Gas Turbine

Power’s Gas Turbine Segment supplies the following products and services:

•	Gas turbines ranging from 50 mega-watts, or MW, to 262 MW;

•	Turnkey power plants (engineering-procurement-construction) for simple cycle and combined cycle applications (standardised and tailor-made solutions); and

•	Re-powering services.

The Segment’s main markets are Asia, Latin America and Europe. In fiscal year 2002, the Gas Turbine Segment represented 16% of the Power Sector’s orders.

Our gas turbine product range includes various products, with output from 58MW for the GT8C2 unit to 262 MW for the GT26, our largest unit. As part of our strategy for fiscal year 2002, we have successfully refocused our sales efforts on a number of our mid-range gas turbine engines with proven track records, particularly the GT11N2 and GT13E2 machines. We received orders for € 1.4 billion in fiscal year 2002 for our principal mid-range gas turbines (GT13 and GT11) in Brazil, Malaysia, Bahrain and Australia.

In fiscal year 2002, a central focus was to continue to address problems with our GT 24/26 gas turbines. For further information regarding the GT 24/26 issue, please see “Operating and Financial Review and Prospects”. Because of technological and developmental problems associated with these gas turbines, we did not benefit greatly from the gas bubble in the US. During that time, however, we did benefit from the boom in combined-cycle plants through the sale of steam turbines and Heat Recovery Steam Generators (HRSG). As a result, we believe we have limited exposure to project cancellations as a result of the termination of the gas bubble and the current economic conditions in the US. We are currently re-emphasising our sales efforts on both the GT24 and GT26, whilst work is on-going to re-design certain components of the machines and obtain performance improvements.

In pursuit of our goal to continue to strengthen our technological expertise in heavy-duty gas turbines, we entered into an agreement in February 2002, which enables us to use Rolls-Royce aero-engine technology in the development of our heavy-duty gas turbine product range. This agreement will provide us with access to Rolls-Royce’s technical base, notably very high temperature technologies, advanced aerodynamics and very high strength/high temperature materials. Through this agreement, the expertise and knowledge gained by Rolls-Royce in developing its globally-recognized aero-engines (which use the same base technology as gas turbines) will be applied to our heavy-duty gas turbines to improve efficiency, power output and durability. We believe that access to these enhanced technology solutions will strengthen our position in the heavy-duty gas turbine market and lead to economies of scale in our R&D spending. The agreement is also expected to accelerate over the medium term the introduction of new products in this area. In addition to technology access, Rolls-Royce may also provide engineers to assist us in the application of technology on specific development projects. For example, a joint design team is currently in place in the Power Sector’s Derby office in the UK.

Steam Power Plant

The Steam Power Plant Segment supplies the following products and services:

•	Steam turbines from 100 MW to 1,560 MW, including turbines for combined-cycle gas fired plants;

•	Turnkey fossil-fired power plants and conventional turbine islands for nuclear power plants;

•	Turnkey steam add-ons converting single-cycle gas-fired plants to combined-cycle;

•	Standardised range of turbo-generators (40-1,500 MW) and large air-cooled generators up to 400 MW;

•	Electrical and control systems for all types of plants; and

•	Retrofit and rehabilitation services.

The Segment’s main markets are the US and Europe. In fiscal year 2002, the Steam Power Plant Segment represented 12% of the Power Sector’s orders.

This Segment has recently been the focus of a major restructuring programme, announced in 1999, which is now in its final phase of implementation. The aim of this programme was to reduce overcapacity in the steam- related business. As a result, employee numbers in the Segment as well as in the Boilers and Environment Segment have been reduced by a combined total of approximately 10,000. We are also currently focusing on a single technology for large steam turbines.

Until recently, this Segment benefited from the gas bubble in the US through the supply of steam turbines and generators for gas-fired combined-cycle plants. We are a leading manufacturer of steam turbines, having supplied close to 27% of steam turbines for combined-cycle plant applications ordered worldwide in the 1998-2000 period, according to data published by McCoy.

During the past year, the turnkey market has been slow, but the downturn has been partly offset by a high order intake for direct turbine and generator orders, mainly in the US. We sold a total of 50 steam turbines during fiscal year 2002, confirming our leading position in this market. In Chile, a turnkey order was received to convert the Nehuenco II power station to combined-cycle operation. Major orders were also won for steam turbine retrofit in Canada, the US, Italy and India. Other significant orders were registered in Poland for rehabilitation of the Turow power plant and a supercritical unit at Patnow.

In electrical and control systems, where the Segment is a leading player according to a report published by ARC Advisory Group in 2001, we focused particularly on developing the steam turbine and generator control business. Several contracts were also secured for electrical systems for emergency diesel generator sets in nuclear power plants in Taiwan and Romania.

In addition, more than 120 generators were ordered during the year, including one TOPAIR 25, a recently launched generator based on our superior air-cooled technology.

Boilers & Environment

The Boilers & Environment Segment supplies the following product and service range:

•	Advanced sub-critical and advanced high-temperature supercritical boilers up to 1,000 MW;

•	Circulating Fluidised Bed boilers, which allow low grade fuels to be burned whilst minimising emissions;

•	Heat recovery steam generators for gas turbines in combined-cycle and industrial applications;

•	Mills, firing equipment, air pre-heaters, condensers and heat exchangers;

•	Clean coal technologies designed for low-grade/waste coal;

•	Asset enhancement (retrofit and rehabilitation services);

•	Energy recovery products for petrochemical processes;

•
Emissions control systems, which are products, systems and services that reduce the adverse environmental impact of a wide range of industrial processes (power plants, waste incineration, pulp and paper plants, metal plants, cement plants, oil refineries and chemical factories);

•	Waste-to-energy systems for municipal and industrial applications; and

•	Environmental management and consultancy services.

Demand for the Boilers & Environment Segment’s products has been strongest for heat recovery steam generators in North America, China, India and Europe, and an important market for equipment and plant enhancement is emerging. In fiscal year 2002, the Boilers & Environment Segment represented 22% of the Power Sector’s orders. In addition, demand for emissions control systems has benefited from increased environmental regulation.

We are one of the world’s leading boiler manufacturers according to data published by McCoy in 1998-2000, and supply a wide range of energy recovery and emissions control systems able to reduce emissions below levels stipulated by the most demanding environmental regulations.

During fiscal year 2002, the Boilers & Environment Segment benefited from renewed interest in coal-fired plants in the US. The Segment was notably awarded a major contract to design, supply and build a 268 MW power plant in Kentucky based on its world-leading Circulating Fluidised Bed (CFB) clean coal technology. The project will also leverage the Segment’s emissions control systems expertise by including a system which integrates several flue gas desulphurisation functions into one unit and will allow the plant to achieve nearly 98% sulphur dioxide (SO2) removal. A major contract was also awarded in Italy to engineer, design and supply a similar CFB boiler for a project in Portoscuso, Sardinia. Producing over 300MW of electricity, this will be the largest CFB in the world when completed, according to information published by McCoy for the 10-year period ended in 2000. Similar CFB plants are currently under construction in Mississippi, US, and in Guayama, Puerto Rico.

In North America, demand for boiler upgrades continued to be strong in fiscal year 2002, with the Segment winning a large number of orders. Demand was particularly strong for pressure part replacements/upgrades and retrofits of firing systems to significantly reduce nitrogen oxide (NOx) emissions. Substantial orders were received for boiler rehabilitations in the Middle East and Latin America.

Our Energy Recovery Systems and Heat Exchange Businesses performed well, the latter winning its largest single order to date for the supply of equipment to a power plant in Taiwan. The Environmental Control Systems Business also registered a major order for the supply of a Selective Catalytic Reduction system in the US.

We are a leading supplier of large Heat Recovery Steam Generators (HRSG), with orders booked for over 50 large HRSGs for gas-fired combined-cycle and cogeneration plants mainly in the US. Many of these units have a high degree of supplemental duct firing (a method to increase the output of a combined cycle plant) and are installed in plants using gas turbines supplied by us and our competitors.

We sold or closed down the French portions of our waste-to-energy business in fiscal year 2000.

Customer Service

The Customer Service Segment promotes the service activities relating to the Gas Turbine, Steam Power Plant and Boilers & Environment Segments and promotes services to customers in all geographic markets. In particular this Segment supplies the following product and service range:

•	Portfolio of services from spare parts and field services to full operation and maintenance packages;

•	Refurbishment and modernisation of existing plants;

•	Technical consultancy services;

•
Tailor-made services and “value packages” (integrated solutions designed to achieve improved plant availability and reliability; improved plant efficiency and capacity; lower production costs and environmental compatibility); and

•	New service development.

The Segment’s orders and sales volumes are generally divided equally between the US, Europe and the rest of the world. The Segment has grown significantly since 1999, when it was first established as a separate Segment. In fiscal year 2002, the Latin American market also developed strongly with the booking of several large contracts. In fiscal year 2002, the Customer Service Segment represented 28% of the Power Sector’s orders.

The Customer Service Segment was established to increase our service business and to gain a sustainable competitive advantage through dedicated resources. The Segment’s regional structure, embracing 20 Service Execution Centers (SECs) and over 50 Local Service Centers (LSCs), ensures that the Segment operates as close as possible to its customers.

The strategy to move towards plant services with the objective of becoming an integrated service provider has enabled the Segment to quickly follow and adjust to the dynamics of the power service market. Traditional services such as parts supply as well as product and system maintenance have been complemented by long-term service contracts, including plant assessment services (ECORAM), and support in Operation and Maintenance management (O&M).

The Internet also continued as a strategic focus during the past year for this Segment. Our Customer Service Portal (www.service.power.alstom.com) has been developed for online transactions and information sharing. Customers can use the portal to receive news and technical information, to request quotes, to order parts and services, to view inventory status and to plan outages. Over 1,000 users are now registered representing 391 plant sites. Around 16% of all our transactions in the US are now handled via the Customer Service Portal.

In fiscal year 2002, we received more than 100 new long-term service contracts. As a result of these new O&M contracts, the Segment currently has over 20,000 MW under contract.

    Industrial Turbine

The Industrial Turbine Segment supplies the following products and services:

•
Gas turbines up to 43 MW and steam turbines up to around 100 MW for oil & gas production and distribution, industrial power generation, co-generation, combined cycle, mechanical drive and marine propulsion applications;

•	Power plants (turnkey contracting and service);

•	Retrofit, rehabilitation and gas turbine service (up to 43 MW turbines); and

•	Pre-insulated pipe systems and networks (district heating and cooling, oil and gas).

This Segment’s main geographic markets are Europe, the Middle East and North America. In fiscal year 2002, the Industrial Turbine Segment represented 14% of the Power Sector’s orders.

In fiscal year 2002, we saw strong growth in this Segment, with sales of approximately 120 gas turbines and 50 steam turbines. The Segment performed particularly well in the oil & gas market, with orders for 50 gas turbine compressor sets in Iran and 15 Tornado pump sets in Algiers.

The first two operational 13 MW Cyclone gas turbines were commissioned during fiscal year 2001. Orders for this machine currently total 30. This high-efficiency turbine has demonstrated excellent emissions characteristics by using dry low NOx combustors. During fiscal year 2002, 10 Cyclones were sold for power generation and mechanical drive, including four for the US and two for UK gas transmission.

A total of 16 43MW GTX100 gas turbines have been sold following the machine’s introduction in fiscal year 2002. An order was also received to supply four such machines together with two steam turbines for a new 225 MW combined cycle plant in Moscow. Additionally, the inauguration of the first GTX100 gas-fired combined-cycle plant took place at Helsingborg in Sweden during the period.

The opening of our Houston industrial gas turbine packaging facility in fiscal year 2002 signalled our commitment to further strengthening our presence in the North American market. In fiscal year 2002, a new test facility was also opened there and 18 gas turbines were sold. Another gas turbine test facility was also opened in Finspong, Sweden, equipped for dual fuel testing, with the primary purpose of testing the 30 MW GT10C. The GT10C has undergone extensive performance testing, successfully reaching full load whilst achieving low emissions.

We are also focusing on biomass fuel, which could become increasingly important due to environmental concerns. Two 20 MW turnkey biomass projects, using the expertise of our Boilers & Environment Segment, were awarded in Germany in fiscal year 2002.

Hydro Power

The Hydro Power Segment supplies the following product and service range:

•	Hydraulic turbines and pump turbines up to 800 MW;

•	Hydro generators up to 800 MW;

•	Generator motors, salient pole generators, gates and valves;

•	Turnkey contracting including control systems covering the complete range of plants from 2 MW to 800 MW;

•	Refurbishment of hydro power plants; and

•	Water pumping stations and hydromechanical equipment for water transportation.

The Hydro Power Segment has a global manufacturing network in countries with high hydro power potential such as Canada, Brazil and China, where the market for new hydro power plants was particularly strong this year. In fiscal year 2002, the Hydro Power Segment represented 8% of the Power Sector’s orders.

We are the leading supplier of hydro power equipment and services worldwide according to data published in 2001 by UDI, a subsidiary of McGraw-Hill.

The Segment’s scope has widened following the integration of the Water Business from the former Contracting Sector, and we now offer a full range of equipment and services in the hydro market, together with a full range of pumping equipment for the transport and control of water.

In fiscal year 2002, major orders included a turnkey contract for a 708 MW hydro power plant by Grupo de Empresas Associadas de Barra Grande in Brazil, and a pumping station order at Beni Haroun in Algeria. In the US, an order for the Rocky Reach hydro power plant refurbishment was received from Chelan County, and in Canada a contract for the complete refurbishment of the Outardes 3 power plant was awarded by Hydro Quebec. The Segment also recorded a breakthrough in the after-sales market, with Operations and Maintenance contract awards for the Santa Clara project in Brazil (five years) and the Beni Haroun hydro power plant in Algeria (ten years).

The Hydro Power Segment also recently launched a new range of mini-hydro products, named Mini-Aqua™ (2-15MW). Since its introduction in June 2001, 55 orders have been received and market demand for these products continues to grow.

Research & Development

R&D has been, and continues to be a strategic priority in the Power Sector. Power’s R&D programmes focus particularly on gas turbines and more generally on anticipating customer requirements for low life-cycle cost, environmentally-friendly solutions with shorter delivery times. Our emphasis on new product and technology developments continues to be price competitiveness (notably through design standardisation), enhanced product efficiency and performance, and reduced adverse environmental consequences.

In fiscal year 2002, work continued on developing common cross-Segment control systems and on development and enhancement initiatives in the field of gas turbines. More particularly, R&D in the Power Sector focused on the following in fiscal year 2002:

•	Continued operating improvement relating to the GT 24/26 gas turbines;

•
The use of Rolls-Royce’s aero-engine technology in the development of our heavy-duty gas turbine product range through access to enhanced technology solutions — very high temperature technologies, advanced aerodynamics and high strength/high-temperature materials; and

•
Further improvements in the environmental performance and efficiency of our products, such as development of new clean coal combustion processes. We are working on advanced power plant concepts with the goal of making future coal plants up to 50% more efficient by optimising steam cycles, plant performance, boiler design and operating costs.

For customer service, our research and development focus has been on development of differentiating products and services in anticipation or response to customers’ key drivers, including improvement packages, advanced repair solutions, upgrade packages, component life-time optimisation, retrofit products, on-site repair capabilities and monitoring and diagnostics.

In addition to the foregoing, we continue to work on new technologies in co-operation with a number of universities. These technologies are currently concentrated on four main areas:

•	High efficiency cycles;

•	Advanced electrical insulation materials;

•	Instrumentation and control; and

•	Mitigation of emissions, including CO2.

Significant orders

The table below sets forth the most significant orders received by the Power Sector as of 7 May 2002:

Customer	Order
Fiscal Year 2003
Gas Turbine
Gaz de France (France)	Combined Cycle power plant

Fiscal Year 2002
Gas Turbine
Petrobras, Petroleo Brasilero SA (Brazil)	3xGT11 N 2-2 Cogen Gas Turbines
Technology Tenaga Perlis Consort (Malaysia)	1xGT 13 E2-3 Combined Cycle
Ministry of Electricity & Water (Bahrain)	1xGT 13 E2-3 Combined Cycle
Senoko Power (Singapore)	2xGT 26-1 Combined Cycle
Western Power Kwinana (Australia)	1xGT 13 E2-1 Combined Cycle
Electricity of Vietnam (Vietnam)	Conversion to combined cycle plant
Petrobras, Petroleo Brasilero SA (Brazil)	2xGT 11 N2
KHI/Mitsui (Brazil)	2xGT 11 N2

Steam Power Plant
Elektrownia (Poland)	1x260MW steam turbine generator sets
Mirant (US)	4x250MW steam turbine generator sets
Elektrownia Turow (Poland)	Upgrade steam turbine plant (Unit 6)
Elektrim Megadex SA (Poland)	Steam turbine rehabilitation
Colbun (Chile)	1x135MW steam turbine generator set
Connective Mid Merit Inc (US)	2x260MW steam turbine generator sets
Southern Energy (US)	2x280MW steam turbine generator sets

Customer	Order
Boilers & Environment
Reliant Energy (US)	2x250MW CFB Boilers
East Kentucky Power (US)	1x268MW CFB Boiler
NEPCO/Panda (US)	8x Heat Recovery Steam Generators
SC&G Williams (US)	Installation of Selective Catalyst Reduction technology
ENEL (Italy)	1 x 300MW CFB Boiler
Wngmen (Taiwan)	2 Condensing units for nuclear power plant

Customer Service
Companhia Hidroelectrica do Sao Francisco (Brazil)	Gas turbine service
Technology Tenaga Perlis Consort (Malaysia)	Gas turbine service
Midlothian Cogen (US)	Operation & Maintenance

Industrial Turbine
National Iranian Gas Company (Iran)	15x24.6MW Gas Turbines (15xGT10)
General Aviation AG (Russia)	2x43MW Combined cycle plant (2xGTX100)
Spie Capag (Algeria)	15x6.75MW Tornado Gas Turbines
E-on Kraftwerke (Germany)	2x20MW Biomass plants
City of Vernon (US)	2x43MW Combined cycle plant (2xGTX100)

Hydro Power
Grupo De Empresas Associadas de Barra Grande (Brazil)	708MW Hydro Power Plant
Chelan County (US)	Installation of 7x117MW Generator Stators and Rotors
Hydro Quebec (Canada)	Complete plant rehabilitation
National Agency of Algerian Dams (Algeria)	Pumping Station

TRANSMISSION & DISTRIBUTION

The Transmission & Distribution Sector (T&D) provides products, equipment and services for the medium and high voltage markets. Transmission & Distribution products and services cover the total range from design through equipment and systems supply to global support.

In fiscal year 2002, T&D had sales of € 3,164 million (13% of ALSTOM’s total sales), and as of 31 March 2002, had 27,736 employees in over 40 countries (23% of ALSTOM’s total employees). The following table sets forth selected financial information as well as the number of employees of T&D for the periods indicated:

	Year ended 31 March
	2000	2001	2002
	(in € million, except employees)
Orders received	2,532	2,882	3,210
Sales	2,649	2,792	3,164
Operating income	233	235	203
Research and development expenses	117	97	106
Capital expenditures	73	75	61
Employees	26,629	26,384	27,736

The following table sets forth the geographic breakdown of T&D’s sales for the periods indicated:

	Year ended 31 March
	2000	2001	2002
European Union	42%	42%	37%
of which
France	13%	11%	10%
UK	5%	6%	6%
Germany	17%	15%	13%
Rest of Europe	7%	6%	6%
North America	14%	17%	17%
of which
US	4%	8%	10%
Central and South America	8%	7%	8%
Asia/Pacific	16%	17%	19%
Africa/Middle East	13%	11%	13%

Total	100%	100%	100%

Industry characteristics

Demand in the power transmission and distribution industry is driven by numerous factors, namely:

•	Economic growth;
•	Deregulation; and
•	Environmental concerns.

Economic Growth.    Demand is closely correlated with the increase in the gross domestic product and related investment in the power generation sector. We expect that the recent inflow of investment in the US power generation industry will be followed by an increase in the demand for transmission equipment, as a result of the need there for expanded transmission capacity.

Deregulation.    Long-term development of the T&D market has been heavily impacted by the progressive deregulation and privatisation of the energy market. This driver is reshaping market structures differently from one region to another, from one country to another and even from one customer to another. Deregulation has led to the unbundling of the transmission and distribution customer base, as independent, specialized and often privatized companies have in many countries replaced integrated, heavily regulated utilities. These new actors are focused on operating efficiency and cost reduction. Additionally, by permitting the creation of energy trading markets, deregulation has led to the creation of regional electricity markets, creating the need for interconnection equipment between local transmission and distribution networks. Deregulation has also prompted, we believe, increased development and sales of power generation equipment, which we expect will be followed by increases in transmission investment.

The world-wide deregulation process is now well advanced. Whereas ten years ago the energy industry of only three countries was deregulated, today we estimate that 32 countries have started the deregulation process, representing approximately 62% of the world’s generation capacity. Deregulation is most advanced in North America, as well as in parts of South America and Western Europe, whilst other countries are only just beginning the process, notably in Asia (China, South Korea), central Europe (Czech Republic, Russia, Romania and Bulgaria), the Middle East (Egypt) and Africa (Algeria, Kenya).

Environmental Concerns.    Concerns over the visual impact of new transmission lines favour solutions that permit greater energy flows through existing infrastructure, thus avoiding the need to build new lines. Likewise, certain insulating materials traditionally used in the industry are no longer considered appropriate, leading to a need to replace installed equipment.

As a result of these industry characteristics, customers have become more cost conscious, while competitive pressures increase. There are, however, new market opportunities, such as:

•
Modernisation and upgrading of existing networks. Power grids in many parts of the world will need to upgrade significantly as post-privatisation conditions generate a demand for improved power quality and efficiency. We expect that demand for higher value-added products and services such as network automation and power quality solutions will increase as deregulation progresses;

•
Increased access to service segment. As new customers attempt to optimise their return on investment, they increasingly outsource activities such as engineering, maintenance and project management to transmission and distribution specialists. In addition, these customers increasingly require value added services such as technical consulting, network design and planning; and

•	Development of energy trading. The unbundling of electricity generation requires metering equipment, energy management software systems to monitor and manage flows, exchange and clear transactions.

T&D Strategy

In line with its market positioning as a leading solution-provider, T&D intends to implement a three-fold strategy as follows:

•
Strengthen core activities in order to sustain competitive advantage on conventional T&D products. This consists mainly of improving the current profitability of conventional products, through product, cost and manufacturing base rationalisation. In addition, we are building foundations to grow in new market segments, and filling minor gaps in our product portfolio;

•
Grasp growth opportunities in the new, extended T&D market scope by developing value-added services and systems activities. This includes growing our information technology, developing network consultancy and building a field service activity; and

•
Expand geographically and re-deploy the sales force to adapt coverage to market potential and leverage the Sector’s strength on a world-wide basis. This requires re-balancing presence to growing markets, including, more particularly, the US and China.

T&D Reorganisation

To implement this strategy, we implemented a new organisation in fiscal year 2002. This new organisation, supported by an internal change programme, “T&D On the Move,” is based on the following:

•
An International Sales and Country Organisation (ISCO) which provides customers with a single point of contact for all of our T&D products and services, whilst improving access of our rationalised manufacturing base to world-wide markets;

•
Our reorganised Businesses, each as described below, which provide a wide range of T&D products and services for the energy supply chain — transforming voltage, switching, protecting, measuring, managing energy flows and interconnecting networks; and

•	Supporting functions, such as Strategy, Communications and Finance, which provide cohesive support across T&D, ensuring control of costs across the Businesses.

Competitive position

T&D ranks among the top suppliers world-wide in the field of power transmission and distribution, with leading positions in the field of high voltage, or HV, switchgear, protection and control and energy management systems. Our main competitors currently include ABB, Siemens, Schneider, VA Tech and a number of Japanese groups (Hitachi, Mitsubishi and Toshiba).

Based on internal estimates, we believe the overall T&D market (including traditional sectors as well as energy management systems, distributed generation, protection and control systems, network planning and field services) had sales of approximately € 36 billion world-wide in calendar year 2001. We also believe that the overall transmission and distribution market (including in Businesses such as Energy Management Markets and Service) will grow steadily between 2001 and 2004. We anticipate the growth rates will vary between the markets in which our Businesses operate, as higher rates of growth are expected in the energy management markets, service and protection and control, and in high voltage and medium voltage product lines markets. We anticipate lower growth rates in high voltage switchgear, medium voltage switchgear and power transformers markets. We also estimate uneven growth rates in different geographic markets in the 2001-2004 period, with growth in the Americas and the Asia/Pacific region probably stronger than in the more mature European market. We currently estimate that the African and Middle-Eastern markets will match average world-wide growth rates.

T&D is among the top suppliers on the market offering integrated solutions which are based on their own product offering. Capitalising on world-wide coverage and expertise in all market segments, the Sector is able to meet the needs of the market, whether customers act locally or trans-nationally.

Barriers to market entry remain high in the T&D Sector. These barriers include the necessity for products to be qualified by the user, the need to demonstrate operational experience, and the conservative attitude of power operators towards innovation. The final barrier is due mainly to the strategic nature of the reliability of power transmission for national economies and concerns for safety. As a result, the T&D market is concentrated, with the largest five players currently accounting for approximately 50% of sales. The market has also experienced increasing consolidation in recent years.

Activities — Businesses

Since its creation, T&D has grown organically and by the acquisition of selected activities with complementary technologies and/or geographic markets.

Today, T&D benefits from global operations. For instance, in fiscal years 2001 and 2002 we sold our equipment in more than 130 countries. The Sector is organised around 15 regions as part of the International Sales and Country Organisation, and 86 industrial sites world-wide are managed under the eight Businesses described below.

T&D operates in the following eight Businesses — four Product Businesses, three Systems Businesses and our Service Business:

Product Businesses
•	High Voltage Switchgear;
•	Medium Voltage Switchgear;
•	Power Transformers; and
•	Protection and Control.

Systems Businesses
•	Transmission Projects;
•	Electrical Distribution Systems; and
•	Energy Management Markets.

Service Business
•	Service

As of 1 April 2002, Protection and Control merged into Energy Management Markets, which remains a Systems Business. On that date, Power Conversion, formerly a separate Sector, was incorporated into T&D as a Systems Business.

High Voltage Switchgear

High Voltage Switchgear equipment regulates electricity flows within a transmission grid and is used in the transmission of power from power plants to the distribution network before the voltage is stepped down for distribution to end users. The High Voltage Switchgear Business offers a complete range of:

•	Air insulated switchgear;

•	Gas insulated switchgear; and

•	Instrument transformers (conventional and optical designs).

This Business is focused on winning orders in the higher growth markets in Asia and the Americas. In fiscal year 2002, notable orders received were: in China and Indonesia, for our new generation of 500kV circuit breakers and disconnectors; in Brazil, as part of that country’s network reinforcement programme; in Mexico, for 400/220 kV switchgear; and in the US, for dead tank circuit-breakers. The GIS design, which is a compact high voltage switch that manages the flow of power in a transmission substation, received large orders for 220/145 kV substations in the Middle East (for the Abu Dhabi, Qatar and Oman electricity utilities), as well as 145 kV substations for the UK network.

Medium Voltage Switchgear

This Business focuses essentially on medium voltage switchgear and distribution transformers. Medium voltage switchgear regulates the flow of power on the distribution network before it is stepped down to a low voltage level for the end-user. Distribution transformers are used at the end of the distribution process to step down power from high voltage to lower voltage levels for the end-user. The Medium Voltage Switchgear Business provides low and medium voltage products, pre-engineered and industrialised solutions featuring:

•	Medium voltage, or MV, switchgear and components for indoor and outdoor applications;

•	Low voltage, or LV, switchboards;

•	Distribution transformers (cast resin and oil immersed type);

•	Instruments transformers and capacitors;

•	Prefabricated substations; and

•	MV solutions for underground or overhead line distribution networks with distribution automation systems.

In fiscal year 2002, the Medium Voltage Switchgear Business continued to develop in key growth markets such as China, whilst retaining market share in countries such as France, where markets are declining slightly.

Power Transformers

Power Transformers are used to step up the voltage of the power generated by power plants to a voltage that can be carried efficiently on the power network and subsequently to step down voltages to the levels of end-users. The Power Transformers Business provides a technology covering the complete range of power transformers, including all types up to 800kV, including High Voltage Direct Current (HVDC), transformers and special transformers such as phase-shifters, reactors and traction transformers.

In line with our strategy to rationalise our product line and costs, the Power Transformers Business launched an important programme of standardisation in fiscal year 2002, with the objective of improving production output and lead times as well as reducing production costs. In line with this strategy, we intend to expand our manufacturing in low labour cost countries, such as Turkey and Brazil.

We extended the global presence of the Power Transformers Business through the acquisition in April 2001, of Ansaldo Coemsa S.A., a power transformer company in Brazil specialised in power transformer, auto-transformer and shunt reactor technologies.

Protection and Control

The Protection and Control Business provides equipment for power networks and substation protection, control and monitoring featuring:

•	Protection equipment for HV and MV electrical power networks;

•	Control products for electrical substations;

•	Metering products and power quality meters for electrical power networks;

•	Substation control and monitoring systems for electrical substations; and

•	Control systems for secondary distribution networks.

In June 2001, T&D acquired a leader in metering in the US, Bitronics Inc., thereby integrating the transducers and instruments of this company into Protection and Control Business’ global presence and reinforcing the Business’ presence in North America.

One of the major achievements in Protection and Control in fiscal year 2002 was the completion of its MiCOM® range, which includes protection relays and measurement equipment as well as the latest controllers and substation control systems for power system networks.

As discussed below, the Protection and Control Business merged into our Energy Management Markets Business on 1 April 2002.

Transmission Projects

Transmission Projects’ range of products, systems and services concentrates on turnkey solutions and packages for high voltage substations, conversion substations and transmission lines, featuring:

•	Design and construction of turnkey high voltage alternating current, or AC, substations;

•	Provision of high voltage direct current, or DC, links; and

•	Transmission lines.

Electrical Distribution Systems

The Electrical Distribution Systems Business was created in fiscal year 2001. This Business provides an organisation for delivering extended value solutions to industrial and commercial customers. The Electrical Distribution Systems Business offers systems and solutions in the electricity distribution and distributed energy markets featuring:

•	Distribution substations;

•	Power system projects and grid connections; and

•	Distributed power generation.

Energy Management Markets

The Energy Management Markets Business supplies equipment and information technology systems, including computerised power management systems used to operate power transmission networks, determine customer needs and regulate the flow of power from power plants to the distribution network. In particular, the Energy Management Markets Business provides information system solutions for deregulated energy industry applications, SCADA systems (large information technology control systems) and telecommunications equipment for power lines featuring:

•	HV networks management software;

•	Low/medium voltage networks management software;

•	Software applications for deregulated electricity industries (trading and settlement);

•	Power line carriers;

•	Teleprotections;

•	System architecture consulting; and

•	Application services provider.

In fiscal year 2002, this Business was among the market leaders in the delivery of strategic information system solutions for operation, trading and security of energy infrastructures.

More than 55% of activity in this Business has been generated in North America, where local presence was significantly reinforced in the wholesale and distribution energy market segment. Among its major contracts, the Energy Management Markets Business delivered an integrated control centre system for the Midwest Independent System Operator, a grid operator in the mid-west region of the US. This computer system operates electric transmission systems that are owned by many different transmission owners and ensures reliable delivery in the mid-western states of the US. The SCADA “e-terra®” platform, which is a supervisory control and data acquisition system, has been adopted by major electrical operators in the Middle-East, Asia/Pacific and Brazil.

This Business also accelerated its penetration of the European deregulated energy market through the award of significant contracts in Iceland and France.

On 1 April 2002, we merged the Protection and Control Business and the Energy Management Markets Business to create a new Business, Energy Automation and Information Solutions. The mission of this new combined Business is to provide our T&D customers with information and automation systems, control and protection products, and value-added services. The offerings of this Business will be customised to provide efficiency and better monitor the energy infrastructure of our customers.

Service

The Service Business provides a global approach to service, built on network consulting, product service and field service, featuring:

•	Consulting and expertise;

•	Erection and commissioning;

•	Maintenance, including spare parts;

•	Repair and emergency support;

•	Renovation, rehabilitation, modernisation;

•	Operation, asset management; and

•	Training.

In view of the growing “outsourcing market” which is developing as a result of the deregulation of markets worldwide, the Service Business, created in April 2001, consolidates all existing T&D service resources worldwide from erection, commissioning and maintenance, to modernisation, rehabilitation, renovation, asset management and consulting. The Service Business is focused on developing a fully-fledged service approach to the market, with a country-based organisation providing us with a presence in numerous locations world-wide.

In fiscal year 2002, this Business successfully developed long-term contracts in the UK, taking full responsibility for the operation and maintenance of power supply systems and providing 24-hour, 365-day service.

Research & Development

R&D efforts in the T&D Sector concentrate on the following main challenges:

•	The reduction of the manufacturing and operating costs of our traditional products to keep them competitive;

•	The deregulation of energy markets; and

•	The development of environmentally-friendly solutions.

Significant orders

The majority of T&D’s sales in fiscal year 2002 were achieved through a high number of small orders, generally carried out in less than a year. The table below sets forth a representative sample of major projects as of 7 May 2002, many of which involved more than one Business from this Sector. The estimated contract value of these projects ranges from € 15 million to € 50 million.

Customer	Order
National Grid Company (NGC), West Midlands Upgrade (UK)	400kV gas insulated substation and 4000kV air insulated substation
Power Grid (India)	12 Control Centres and 164 Remote Terminal Units
ENELPower Spa ( Ras Laffan power station) (Qatar)	2 x 220kV gas insulated substations
Aqualectra Curaçao N.A (Carribean Island of Curaçao)	66kV transmission system
General Electric & Water Corporation (New Trade Centre) (Qatar)	66/11 kV gas insulated substation
PLN, Indonesian Utility (Indonesia)	500kV substation
Volkswagen Kraftwerk GmbH (Germany)	Upgrade of 110kV and 20/6kV networks for the production plants
National Grid Company (NGC), Hams Hall (UK)	132kV substation
ISO New England (US)	Market system
Ceylon Electricity Board (Sri Lanka)	Two 132kV substations
Duke Fluor Daniels (US)	220MVA-360MVA power transformers
Eletronoporte, Brazilian National Utility (Brazil)	550kV gas insulated substation and capacitive transformers

TRANSPORT

Transport designs, manufactures and supplies a broad range of products, systems and services to rail customers world-wide. This range includes fully integrated transport systems, rolling stock of all types (such as trains, tramways and metros), electromechanical infrastructure, as well as customer services for rolling stock and infrastructure equipment and a wide range of customer support services in the fields of customer training, technical consultancy, project management and asset management.

Transport has successfully established an international presence through a strategy of increased organic growth in new geographic markets, complemented by selected acquisitions and alliances.

Transport’s main customers today in terms of sales include SNCF, Virgin, SNCB, FS/Trenitalia, DBAG, Amtrak, KHRC, CTA-Chicago and NYCT. The French railway operator, SNCF, and the Parisian metro operator, RATP, together represented approximately 13% of Transport’s sales in fiscal year 2002. By comparison, they represented less than 6% of Transport’s sales in fiscal year 2001.

In fiscal year 2002, Transport had sales of € 4,413 million (19% of ALSTOM’s total sales), and as of 31 March 2002, had 29,119 employees in more than 40 countries (24% of ALSTOM’s total employees).

The following table sets forth selected financial and other information for Transport for the periods indicated:

	Year ended 31 March
	2000	2001	2002
	(in € million, except employees)
Orders received(1)	3,918	5,558	6,154
Sales	4,092	4,400	4,413
Operating income	231	266	101
Research and development expenses	122	101	75
Capital expenditures	131	114	105
Employees	27,866	29,804	29,119

(1)	The figure for 2001 includes orders of Fiat Ferroviaria, which we consolidated from 1 October 2000, and also reflects the inclusion for the first time of long-term maintenance contracts.

The following table sets forth the geographic breakdown of Transport’s sales for the periods indicated:

	Year ended 31 March
	2000	2001	2002
European Union	64%	66%	61%
of which
France	17%	10%	15%
UK	20%	33%	20%
Germany	8%	7%	5%
Rest of Europe	2%	2%	3%
North America	15%	18%	14%
of which
US	13%	14%	11%
South and Central America	3%	3%	4%
Asia/Pacific	14%	9%	16%
Africa/Middle East	2%	2%	2%

Total	100%	100%	100%

Transport is a global player with 32 production and service sites around the world and a dedicated sales force in 40 countries. Transport’s principal production sites are in France, Spain, Germany, Italy, the UK, Belgium, the Netherlands, Brazil, Canada, the US and Poland.

Industry characteristics

The rail market experienced strong growth in fiscal year 2002, and we expect that the market will continue to grow strongly for at least the next three years in terms of orders received by the major rolling stock manufacturers. Several factors are responsible for this growth, namely:

•	The number of passengers has been increasing in several European countries, resulting in increased demand for rail and metro travel;

•
Main European networks that had delayed major procurement of rail equipment during the industry slowdown in the mid-1990’s have placed orders to replace existing rolling stock and expand their networks;

•	New signaling systems are being developed to increase the capacity of existing lines; and

•	Environmental policies continue to favour more efficient means of transport provided by rail and metro systems.

The trends described above result in part from fundamental changes in the rail industry in recent years in terms of customer base, customer behaviour and product and/or service requirements. The main trends currently affecting the industry include:

•	Deregulation;

•	Urbanisation;

•	Globalisation and localisation;

•	Government subsidies and local manufacturing presence; and

•	Technological development.

Deregulation.    In many countries during the last five years, the processes of deregulation of the industry and/or privatisation of rail operating companies have changed our customer base and made the market more competitive. Many traditional state-owned networks have been replaced by private enterprises operating parts of a given network. These new types of enterprises include pure operators, local authorities, leasing companies and private sector infrastructure owners. Because of this change, customers’ orders are increasingly based upon functional specifications, requiring guarantees of availability and performance to be backed by support services. Furthermore, customers may require equipment suppliers to share risk and, in exceptional cases, participate in the equity investment. Faced with competitive pressures, customers have changed their procurement practices and are requiring greater product scope from their suppliers. Customers in deregulated markets tend to concentrate on their core businesses as operators and increasingly outsource maintenance and service.

The process of deregulation and privatisation is most advanced in the US, Canada, UK, Spain, Italy, Argentina, Brazil, Australia, Japan, Sweden, Mexico and New Zealand. Even in countries where this process has not yet begun or where it is in its early stages, such as France, Germany, the Netherlands and South Africa, where the railways are still operated by state-owned entities, customers are also adopting a more commercial, profit-oriented approach, leading to changes in customer requirements, pricing and payment terms.

Urbanisation.    Urbanisation in many parts of the world is also affecting the structure of the rail supply industry. Within the rolling stock market, for example, demand for mass transit systems is increasing, as local operators seek solutions to ease automobile traffic congestion and address environmental concerns in urban and suburban areas. Demand for high-speed trains that link major urban centers is currently experiencing a turn-around following a period of decline in the 1990s. Previously focused in Western Europe, the high-speed rail market today increasingly depends on upon the progress of large projects outside Europe — in Korea, China and Taiwan, for example. Certain rail projects however, despite government political support, have not advanced due to a lack of public financing.

Globalisation and Localisation.    The rail supply industry has also, during the past five years, changed as a result of globalisation. This change has occurred partly as a result of the deregulation/privatisation process following the emergence of global private operators and the opening of national markets to international competition, and partly also as a result of the importance of local content requirements in major rail equipment orders. It has led suppliers to seek growth opportunities in new geographic zones beyond their traditional domestic markets and to establish a local commercial and/or industrial presence. Despite the globalisation, most railway systems have their own specific requirements that oblige suppliers to customise products, which limits the ability of suppliers to develop global economies of scale. The globalisation of the suppliers has increased pricing pressure, but this is offset to a degree by the concentration of the suppliers that has occurred.

Government Subsidies and Local Manufacturing Presence.    Railway operators have been characterised by their need for local, state/regional and central government subsidies in order to maintain their financial equilibrium. This need for subsidies is particularly required by urban and suburban railway operators and to a lesser extent by freight and intercity railway operators. As a result, rolling stock orders depend generally on the level of government spending on railways, and order selection often favours to those suppliers with local manufacturing bases, thus creating and/or sustaining local employment.

Technological Development.    Traditional and new operators alike, around the world, have shown growing interest in the proven benefits of new train control and train management systems, including increased safety, higher rail traffic density, lower maintenance costs and greater international harmonisation. As a result, the signaling market still continues to benefit from annual volume growth above the railway supply industry average.

Transport Strategy

We intend to sustain our leading market positions and ensure product superiority in our chosen markets by:

•	Taking advantage of the buoyant European markets;

•	Continuing to grow non-manufacturing activities such as service and signaling;

•
Improving profitability and cash flow of our Rolling Stock activities, principally by improving our operating margin in Europe, whilst maintaining our current market share, and continuing to increase our market share in the US; and

•	Developing technological advantages by improving existing product ranges.

We have encountered significant project management difficulties with our regional train contracts in the UK. These difficulties stem from a delay in recognising and adapting to the rapidly changing risk environment following deregulation of that market. To address these problems, this Sector has been reorganised and management changes have been implemented. We currently expect the trains under these contracts to be delivered by the last quarter of calendar year 2002. For a further discussion of these UK rail contracts, see “Operating and Financial Review and Prospects.”

Competitive Position

Based on a tally of firm orders, we are one of the world’s three leading providers in the railway supply industry. In particular, Transport has strong positions in high-speed trains, electrical and diesel multiple units, metros, traction systems, customer service and signaling.

The key competitive factors for Transport are:

•	Product scope;

•	Technological compliance;

•	Performance achievement;

•	Customer service and assistance;

•	Life cycle costs competitiveness; and

•	World-wide presence.

Product scope, size and international presence are necessary for a supplier to participate in major project-based undertakings, to sustain a steady revenue stream that counterbalances the effects of investment cycles in individual economies, and to adequately cover the necessary sales, marketing and research and development costs. As a result of deregulation and privatisation, a supplier may also develop a competitive advantage through its ability to provide bundled offerings (e.g., the supply of trains, plus a signaling system, plus associated services, all as one package), after-sales service support and increased added value to customers in the form of product and component standardisation. However, products and services in our industry are still highly customised, as national or private rail operators continue to have specific requirements and infrastructure constraints.

We estimate that the overall size of the existing market for rolling stock, signalling and infrastructure was approximately € 40 billion in each of fiscal year 2001 and fiscal year 2002. Maintenance and renovation work performed by rail networks has also remained steady recently. We believe this market had a value of approximately € 12 billion in each of fiscal year 2001 and fiscal year 2002, representing a source of potential future growth if rail networks decide to outsource this work. We also believe that the development of new signaling systems and other transport information solutions represents a source of potential future growth.

Our principal competitors in the field of rail transport are Bombardier and Siemens, both of which also offer a full range of products and services. Bombardier acquired ADtranz in 2001, the rail manufacturing subsidiary of Daimler-Chrysler. In certain geographic regions and/or world-wide for specific products (primarily rolling stock), we also compete with CAF, Ansaldobreda, General Electric, General Motors, plus other competitors mainly from Japan and Korea. In signaling and information solutions, we also compete with non-rail specialists including Alcatel, General Electric Transportation, Lockheed Martin and Invensys.

Activities — Segments

In 1996 Transport created world-wide Businesses which brought together similar product and service offerings under a single international management team. In fiscal year 2001, Transport took the concept of internationalisation further into our organisation: all of our six Businesses, now called Segments, are generally organised by global offering or product line. Transport currently has six Segments, comprised of three new Segments that focus on Rolling Stock, namely:

•	Transit;

•	Intercity; and

•	Americas,

and the three pre-existing Segments, namely:

•	Transport Information Solutions;

•	Service; and

•	Systems.

The Rolling Stock Segments

The principal challenge in the rolling stock market-place is to balance the need for price competitiveness and the demand for local customisation. Often each country and occasionally each customer orders a highly customised product. This may be due to technical or physical requirements or to individual customer preferences. A significant proportion of our sales and orders continues to be for customised products. However, to meet this challenge, Transport’s research and development efforts over the past five years have been to realise the OPTIONIC DESIGN© concept. This allows us to deliver value to our customers through standardisation, while still meeting the necessary level of rail car-design customisation to deal with the physical constraints of existing railway infrastructure (varying track and tunnel gauges, platform heights and lengths, railroad signaling interfaces and electrification voltages).

Fiscal year 2002 saw the continued success of Transport’s family of standardised rolling stock products based on this approach, namely:

•	CITADIS™ for tramways and light rail vehicles;

•	METROPOLIS™ for mass urban transport;

•	X’TRAPOLIS™ for suburban trains;

•	CORADIA™ for regional trains;

•	TGV™ for very high-speed networks;

•	PENDOLINO™ for high-speed trains;

•	PRIMA™ for locomotives;

•	ONIX™ for traction drives; and

•	TILTRONIX™ for tilting bogies.

The Rolling Stock Transit Segment

The Rolling Stock Transit Segment offers:

•	Mass transit (tramways, metros, light rail vehicles, electrical and diesel multiple units);

•	Conventional passenger trains for regional networks, such as double deckers;

•	Freight cars;

•	Bogies (wheel and suspension assemblies for railcars); and

•	Components.

This Segment addresses urban, suburban and regional passenger transportation needs world-wide (except for North and South America, which are served by our Rolling Stock Americas Segment). It includes light rail vehicles, tramways, metros, electrical and diesel multiple units, conventional passenger trains for regional networks, as well as related equipment such as propulsion systems and bogies. This Segment continues to have strong demand, particularly in Europe. In fiscal year 2002, the Transit Segment received orders in France, Germany, Spain, Belgium, Italy, the Netherlands, Luxemburg, Singapore and Russia.

Significant orders for fiscal year 2002 include:

Urban:

•	RATP ordered a prototype train for the new generation of metro cars. This contract includes an option for 161 trains, to replace part of the current metro fleet; and

•	The Mass Rapid Transit line in Singapore ordered 99 METROPOLIS™ driverless metro cars as part of the second and third stages of a project for the “Circle Line”.

Suburban:

•	The German National Railways (DBAG) ordered 71 electrical railcars to replace part of the existing fleet in the Munich suburban area.

Regional:

•	SNCF placed a follow-on order for 99 new regional diesel railcars from the CORADIA™ product line;

•
German rail authority (LNVG) signed a contract for 16 diesel multiple units from the CORADIA™ product line, including an option for 30 additional trains. The trains will be used on the Nord West Bahn network to meet increasing passenger volume; and

•	The Belgian National Railways placed a follow-on order for 16 diesel multiple units from the CORADIA™ product line.

Equipment:

•	The Dutch National Railways selected ALSTOM electrical equipment for the refurbishment of 60 suburban trains.

The Rolling Stock Intercity Segment

The Rolling Stock Intercity Segment addresses both passenger main line and freight transport needs world-wide. It includes:

•	Very high-speed and high-speed trains, such as the TGV and the Pendolino;

•	Conventional passenger trains for main lines;

•	Tilting trains;

•	Diesel and electrical locomotives;

•	Freight cars; and

•	Related equipment such as propulsion systems and bogies.

This Segment is a pioneer and a world leader in very high-speed and high-speed trains. According to Jane’s World Railways (2001 edition), since 1976 we have sold approximately 55% of the fleet of trains travelling over 270 km per hour currently in service throughout the world. With the advent of airport/airway congestion and highway congestion, high-speed intercity rail travel is becoming a more viable alternative. Our technology, particularly our tilting bogies (TILTRONIX™), is selling well in Europe and is in operation in the US.

Significant orders in this Segment for fiscal year 2002 include:

High-speed/very high-speed trains:

•	The French National Railways placed a follow-on order for 18 “TGV™ Duplex” trains to complement their initial order of 22 trains;

•	The Spanish National Railways selected us to supply 20 high-speed trains, including the maintenance of the new fleet over 14 years; and

•	The Italian National Railways ordered 21 high-speed coaches from the PENDOLINO™ product family.

Locomotives:

•
Locomotives from the PRIMA™ product line have been ordered by the Egyptian National Railways (30 units), the Italian private operating company, DFG (25 units), and the Israeli National Railways (5 units as a follow-on order).

Freight:

•	Recent orders in the freight market include a contract to supply 300 sliding-wall freight cars to the international freight operator Transwaggon in Germany.

The Rolling Stock Americas Segment

The Rolling Stock Americas Segment aims to provide a full range of specific products and services to address the North and South American rail businesses, where product requirements are substantially different from those in Europe. The main challenge for this Segment currently is to adapt proven ALSTOM products to meet current and future local needs in terms of performance, reliability, and regulatory requirements in North and South America.

Recent success in the Americas Segment includes:

•	New Jersey Transit Corporation (NJT) awarded ALSTOM a contract for the design and manufacture of 33 new diesel-electrical passenger locomotives; and

•	The City of New York selected ONIX™ traction systems for 350 new metro cars.

Transport Information Solutions

The Transport Information Solutions Segment offers:

•	Train control and supervision systems;

•	Train control and passenger information systems (hardware & software);

•	Control centres; and

•	Signaling products, including point machines, level crossings, signal lights and interlocking.

The Transport Information Solutions Segment is an innovative solutions provider of complete train control and train management systems. Its offering ranges from system analysis and design through the realisation, supply, installation, integration and commissioning of equipment and associated sub-systems, to fully integrated and scalable (upgradable) solutions for railways and mass transit applications. It also covers full fixed asset management, including full signaling and train control maintenance and on-site assistance.

In order to meet new challenges and new opportunities, the Signaling Segment was reorganised in fiscal year 2001, and is now known as the Transport Information Solutions Segment. This Segment is focused mainly on Europe, with the UK and Switzerland accounting for a large portion of the activity as a result of the deregulation and investment requirements in these markets.

Transport Information Solutions is at the forefront of the creation of new standards for the interoperability of European networks, notably with the award of Europe Rail Traffic Management Systems (ERTMS) contracts for high-speed lines in France, Italy and the UK. These systems will allow operators to establish compatibility between the control and signaling systems of the different European rail networks. In fiscal year 2001, successful demonstrations of the ERTMS project were given in Italy, for the Italian State-owned rail company, Ferrovie dello Stato, in Florence, and in other European countries. In fiscal year 2002, we received a strategically important order from the Swiss Federal Railways for a European Train Control System for the Mattstetten-Rothrist rail line between Zurich and Bern. This landmark project is the largest order to date for this next-generation technology, which will greatly improve rail network performance, not only in Switzerland but ultimately throughout Europe. For this turnkey project, we will supply components from our ATLAS™ system for signaling and train control. Specifically, we will provide the on-board equipment, the radio-block system and peripherals, and the on-board cab-radio system.

Significant orders received in fiscal year 2002 include:

•	Signaling for West Coast Main Line TCS (Train Control Systems) (UK);

•	Signaling for the Norton Bridge line (UK);

•	Signaling system for the Delhi Metro (India);

•	Signaling for the Shanghai Metro Line 3 (China);

•	Signaling for Hiawatha Minneapolis (US); and

•	A seat entertainment system for Sweden and a Passenger Information System for Marina Line (Singapore).

In fiscal year 2002 we also received significant orders from Italy and a contract from SNCF (France) for a cab radio system.

Service

The Service Segment offers public and private rail transport operators a broad menu of services for train life management, including:

•	Maintenance;

•	Renovation;

•	Technical support and assistance;

•	Replacement parts; and

•	Supply chain management.

The Service Segment’s expertise now also covers financial engineering solutions and both infrastructure and rolling stock asset management.

Although Service activities are mostly in Europe and North America, the Segment operates through a network of local sites in 17 countries world-wide, supported by global centres of excellence. Service is currently integrating and leveraging its newest internal activities, including the acquisition of Railcare (UK) in fiscal year 2002, and consolidating its market position in the UK and in continental Europe. Service is also broadening its geographical reach in maintenance through Australia, New Zealand and Romania, and developing new concepts in facilities management (Calgary, Canada) and supply chain management.

In fiscal year 2002, significant orders linked to Service include a seven-year maintenance contract for 295 locomotives for Transrail in New Zealand, continuing maintenance works in Australia for the Hillside commuter rail network in Melbourne, on the Madrid-Sevilla high-speed line in Spain, various maintenance contracts in the UK, a renovation contract in Caracas, Venezuela, and a maintenance contract with LNVG, a regional operator in Germany, for 46 regional CORADIA™ trains ordered in 2001.

Systems

The Systems Segment offers:

•	Complete rail transport systems (including infrastructure, signaling and rolling stock) from construction to operation;

•	Infrastructure, such as track installation, overhead power lines, power supplies, workshops, station equipment and other railway infrastructure products;

•	Infrastructure maintenance;

•	System maintenance; and

•	Concession development (including Build-Operate-Transfer projects).

This Segment acts as project manager and co-ordinator in conjunction with other Transport Segments, allowing us to offer our customers complete multi-discipline integrated solutions. The Systems Segment is strong in Asia and Europe.

In fiscal year 2002, Systems received the following significant orders:

•	Singapore Marina Line lots 1 & 2, including 21 METROPOLIS™ cars, fully automated signaling and infrastructure (Singapore);

•	Lots 3, 4 and 5 for the Circle Line (Singapore); and

•	A full Electrical & Mechanical order for Barcelona including 19 CITADIS™ tramways and infrastructure (Spain).

In September 2001, we sold our 51% share in GTRM, the UK rail infrastructure maintenance company owned jointly by our company and Carillion plc, to Carillion plc. Our decision to dispose of our share of GTRM was in line with our portfolio review.

Research and Development

Transport R&D programmes address developments in rolling stock and electrical equipment as well as signaling and services. The main R&D programmes in the Sector are as follows:

•	The recent launch of the CORADIATM 700 product for the intercity market, which is designed to improve comfort levels, speed and acceleration;

•	Development of the AGVTM, which combines the high-speed TGV concept of an “articulated” train with multiple motors to increase passenger capacity;

•
Development of the New ONIXTM, the standard traction platform whose technical and industrial performance in terms of cost, weight and volume enables us to satisfy the new needs of the tramway, metro and electrical multiple unit markets;

•
Implementation of improved maintenance systems and associated services pursued with research and development programmes of the Service Segment. The first developments in this area consist of the definition of sophisticated methodologies and information systems for the assistance in diagnostics, direct access to documentation and a remote access to maintenance data on board trains; and

•	The Transport Information Solutions Segment pursued its new families of integrated systems adapted to main lines or urban/suburban or main lines networks (URBALISTM and ATLASTM products).

Significant orders

This table sets forth Transport’s most significant orders received as of 7 May 2002:

Customer	Order
Fiscal Year 2003
Transit
Nanjing Metro Company (China)	20 METROPOLIS™ cars

Fiscal Year 2002
Transit
Marina Line (Singapore)	21 METROPOLIS™ cars + signaling + infrastructure
Circle Line (Singapore)	Lots 3, 4 , 5
Melbourne (Australia)	58 XTRAPOLIS™ EMUs (x3 cars)
Barcelona (Spain)	19 CITADIS™ tramways + infrastructure
Kassel (Germany)	28 regional tram-trains (including 10 diesel-hybrid)
SNCF (France)	113 A-TER railcars (options)
Bordeaux (France)	32 CITADIS™ (follow-on contract)
SNCF (France)	29 Z-TER for French regions (+ options)
CFL (Luxemburg)	12 TER Coradia Double-Deck EMU cars
RATP (France)	MF 2000 Design + 1 preseries train (x5 cars)
NSR (Netherlands)	V-IRM electrical equipment for 124 cars (option)
LNVG (Germany)	16 Coradia LINT + 15-year maintenance
Transwaggon (Germany)	300 sliding wall wagons “Hirrs 6”

Intercity
SNCF (France)	18 TGV-2N “Duplex” trainsets (option 2)
RENFE (Spain)	20 regional High Speed Trains “Lanzaderas”
SNCF (France)	22 Z2N EMUs (x4 cars) options
Trenitalia (Italy)	2 DMUs + 8 EMUs (option on former contracts)
SNCB (Belgium)	16 DMUs (x2 cars) (extension)
FS (Italy)	Interlocking for Verona-Brennero line
SBB (Switzerland)	140 tilting motor bogies for ICT
RENFE (Spain)	12 High Speed Trains with variable track

Americas
NJT (US)	33 new diesel-electric locomotives
NYCTA (US)/Bombardier	350 metro propulsion sets

Transport Information Solutions
Railtrack (UK)	West Coast Main Line signaling
SBB/CFF/FFS (Switzerland)	European Train Control System for the Mattstetten-Rothrist line
DMRC (India)	Delhi metro signaling system + equipment

Service
RENFE (Spain)	“Lanzaderas” EMUs maintenance over 14 years
Virgin (UK)	West Coast Main Line car maintenance
FGC (UK)	Maintenance of 14 Coradia EMUs

MARINE

Our Marine Sector is a specialist shipbuilder focusing on complex, high value-added segments of the marine market such as:

•	Passenger ships, notably cruise-liners, high-speed ferries and large private yachts;

•	LNG (liquefied natural gas) carriers and FPSO (Floating Production, Storage and Offloading) vessels or structures;

•	Surface naval vessels; and

•	Research and scientific vessels.

In fiscal year 2002, Marine had sales of € 1,240 million (5% of ALSTOM’s total sales) and as of 31 March 2002, had 4,978 employees in one country, France (4% of ALSTOM’s total employees). The following table sets forth selected financial and other information for Marine for the periods indicated:

	Year ended 31 March
	2000	2001	2002
	(in € million, except employees)
Orders received	1,623	1,835	462
Sales	1,318	1,841	1,240
Operating income	71	80	47
R&D expenses	7	13	12
Capital expenditures	35	29	24
Employees	4,404	4,914	4,978

Industry Characteristics

The main trends currently affecting the industry include:

•	The cruise-ship market generally;
•	Subsidies; and
•	Customer financing

Cruise-Ship Market.    The strength of the cruise-ship market is based principally on the market for cruise holidays, although the relationship is not direct, as orders are generally placed as much as three years prior to delivery. The largest share of cruise-ship passengers is in the US. Penetration in that market is still low, however, as only 2.2% of the US population were cruise holidays customers in 2000, according to GP Wild. The cruise-ship market in 2001 was adversely affected by the events of 11 September 2001. As a result, occupancy rates on cruises in the fourth quarter of calendar year 2001 decreased slightly, down to 97% according to Carnival. This decrease was mitigated somewhat due in part to discount pricing policies. We believe that this period of discounting has now ended, however, and that profits are recovering strongly. GP Wild has forecast that worldwide cruise holiday passenger volumes will increase by approximately 8% per year through 2010.

Subsidies.    The world shipbuilding industry was, until recently, characterised by direct and indirect government subsidies and various other forms of state aid in favour of shipbuilders. In December 2000, the European Council of Ministers for Industry confirmed the suppression of all direct government shipbuilding subsidies within the European Union. This ruling applies to all shipbuilding contracts signed and performed since 1 January 2001. The Council also asked the European Commission to monitor shipbuilding. As a result, we receive no subsidies for any orders taken after 1 January 2001 or deliverable after 31 December 2003. Consequently, orders for which subsidies were received will trade out of our backlog completely over the next two years.

Customer Financing.    Some Marine clients request financing assistance in connection with the purchase of new cruise-ships. Therefore, in addition to shipbuilding and project management expertise, Marine has in the past offered assistance to its customers in obtaining appropriate financing for their projects. Whilst this element of customer support has allowed Marine to increase the number of its clients, it has also resulted in increased financial exposure for us. This was manifested most recently in the bankruptcy of Renaissance, previously one of our largest customers. For further information on Marine vendor financing and its impact on us, please see “Operating and Financial Review and Performance”.

Marine Strategy

To further address the recent difficulties in the cruise-ship market and capitalise on our efficient shipbuilding technology, our strategy in Marine seeks to:

•	Maintain our position as a world leader in cruise-ships by focusing on cost, technology and quality;

•	Capitalise on growth in the LNG market through advanced technological solutions and strategic partnerships and alliances, possibly with a Chinese manufacturer; and

•	Take advantage of opportunities in the supply of naval vessels.

In addition to our Restore Value programme of operational excellence, Marine has initiated a new programme, CAP 21+, designed to capitalise on the results of its previous major productivity initiative called the CAP 21 programme which was launched in 1997. CAP 21+ relies on the same elements as Quality Focus, our company-wide programme, which emphasises reliability, performance, competencies and innovation. Our objectives will require an increased focus on research and development, and training, and reinforced co-operation with suppliers and subcontractors. As part of this effort, we have also developed a CAP performance plan that we believe will help us optimise our relationships with suppliers and business partners.

Competitive Position

The main competitors in the cruise-ship market are European and include Fincantieri (Italy), Meyer Werft (Germany) and Kvaerner Masa Yards (Finland). In calendar 2001, the four major European shipyards, including those of the three competitors mentioned above and our subsidiary, Chantiers de l’Atlantique, have maintained their combined share of 75% to 85% of the world cruise-ship orderbook. For the LNG tankers market, our main competitors are Korean, namely Daewoo, Hyundai and Samsung.

Marine currently ranks number two globally based on the publicly disclosed number of cruise-ships to be delivered in the next three years.

Activity

Cruise-Ships.    Following a peak in sales in fiscal year 2001, sales remained strong in Marine in fiscal year 2002. We delivered two cruise-ships, the Summit for Renaissance/Celebrity and the European Vision for Festival, as well as two high-speed ferries for Greece’s NEL Lines. In addition, we delivered the European Stars, a 750 cabins cruise-ship, in April 2002 following the fiscal year end. Despite declining orders in fiscal year 2002, we currently have a full order book until the end of 2004, including the Queen Mary 2 which, when completed, will be the longest cruise-ship ever built.

LNG Carriers.    Between 1997 and 2001, Marine was unable to secure orders in this market due to very aggressive pricing by Asian shipyards. More recently, Marine was successful in returning to the market with an order for one 74,000m3 “membrane-type” LNG carrier from Gaz de France in February 2002, which includes an option for a sister ship. The market remains very active, in particular in China, which is building LNG terminals as part of its overall energy diversification policy. With only one ship delivered in 2001, the world fleet of LNG carriers now includes 128 ships, with 47 new ships in the orderbooks world-wide.

We are exploring opportunities to find a joint venture partner to develop further vessels. In particular, we are considering the advantages of a possible joint venture with a Chinese partner to capitalise on growth in the LNG market in China and to benefit from China’s lower labour and production costs.

Naval Vessels.    As part of our strategy, we are currently seeking to expand our activities in naval vessel construction. As the European defence industry progresses, the number of trans-national opportunities for European-based naval vessels will likely increase. We will seek opportunities to work in partnership with DCN, the French State-owned Navy yards, and some systems providers to develop alliances necessary to meet the special requirements of military vessels. In fiscal year 2002, we received an order from the French Navy to build two vessels for its Projection and Command Forces in conjunction with DCN, which develops the military components of the vessels. In addition, we delivered the Mohammed V frigate to the Royal Moroccan Navy in fiscal year 2002.

Research Scientific Vessels.    As part of our focus on providing high value-added ships, we will continue to seek orders for research and scientific vessels such as the oceanographic and hydrographic ship we are currently constructing, the Beautemps Beaupré, which will be delivered in fiscal year 2003 to the French Navy.

Facilities.    With facilities and employees all located on the French Atlantic coast, Marine operates:

•
One of the largest European shipyards, able to build the largest and most complex vessels. This facility is operated through our wholly-owned subsidiary, Chantiers de l’Atlantique, located in Saint-Nazaire, France;

•
Two substantially smaller yards, able to build sophisticated ships up to 140 metres long. These yards are operated through our wholly-owned subsidiary, ALSTOM Leroux Naval, located in Lorient and Saint-Malo, France; and

•	Ateliers de Montoir, a specialist supplier of joinery, small steelwork and electrical apparatus for shipbuilding and other industries, located close to Saint-Nazaire, France.

Significant orders

The table below sets forth details of orders included in Marine’s order book as of 31 March 2002. Generally, the individual contract value for cruise-ships included in these orders ranges from approximately € 250 million to € 450 million (other than for extraordinary orders such as the Queen Mary 2). Depending on the size and speed criteria, the range for high speed ferries is generally € 30 million to € 70 million.

Customer	Order (hull number, name and vessel type)
Cruise-ships
Festival Cruises	X31 “European Stars” 750 passenger cabins
RCCL/Celebrity	U31 “Constellation” 1,025 passenger cabins
P&O Princess	C32 “Coral Princess” 1,000 passenger cabins
Mediterranean Shipping Co (MSC)	K32 “MSC Symphony” 780 passenger cabins
P&O Princess	D32 “Island Princess” 1,000 passenger cabins
NYK / Crystal	H32 “Crystal Serenity” 550 passenger cabins
Carnival / Cunard	G32 “Queen Mary 2” 1,400 passenger cabins
M.S.C	L32 (yet unnamed) 780 passenger cabins

LNG Tankers
Gaz de France	74,000 cubic meter liquid natural gas tanker (LNG)

Naval Vessels
Royal Moroccan Navy	B32 “Hassan II” 93 m surveillance frigate
French Navy	ALN 827 “Beautemps-Beaupré” Hydrographical and Oceanographical vessel
DCN (French Navy)	Two Forces Projection and Command Vessels

POWER CONVERSION

The Power Conversion Sector focuses on converting electrical energy into productive plant and machine performance. The Sector’s focus includes electrical engineering, systems integration and associated services for the control and automation of industrial processes. We also manufacture and supply a wide range of electrical products and power electronic equipment, including motors and generators, drives and drive systems.

Power Conversion was created on 1 July 1999 from the merger of our Drives & Controls, Motors and Generators and several smaller related Businesses, including our robotics activity, in order to facilitate joint development efforts and a seamless approach to a common customer base. The former Industry Sector completed a major strategic re-organisation during fiscal year 2001. By August 2000, we had transferred to other Sectors or disposed of all of the internal businesses that did not significantly contribute to Power Conversion’s core competencies or strategy and, from 1 April 2000, Power Conversion replaced Industry within our reporting structure.

Due to the growing number of complementary products and markets, and following a strategic review, we integrated Power Conversion into the T&D Sector as of 1 April 2002. This new organisation offers our businesses access to T&D’s sales force, which should provide wider entry to the market.

In fiscal year 2002, Power Conversion had sales of € 650 million (3% of ALSTOM’s total sales) and as of 31 March 2002, Power Conversion had 4,784 employees in 11 countries (4% of ALSTOM’s total employees). The table below sets forth selected financial and other information for Power Conversion for the fiscal year 2002. The disposals and transfers described above are reflected in the figures for the year ended 31 March 2000. Fiscal year 2000 figures correspond to the former Industry Sector.

	Year ended 31 March
	2000	2001	2002
	(in € million, except employees)
Orders received	1,017	737	667
Sales	1,110	617	650
Operating income	21	40	23
Research and development expenses	29	38	31
Capital expenditure	36	14	12
Employees	10,030	5,020	4,784

The table below sets forth the geographic breakdown of Power Conversion’s sales for the fiscal years indicated. Fiscal year 2000 figures correspond to the former Industry sector.

	Year ended 31 March
	2000	2001	2002
European Union:	55%	51%	56%
of which
France	10%	11%	11%
UK	28%	12%	11%
Germany	11%	15%	19%
Rest of Europe	4%	4%	4%
North America	15%	23%	19%
of which US	13%	18%	17%
Central and South America	3%	4%	5%
Asia/Pacific	12%	10%	10%
Africa/Middle East	11%	8%	6%

Total	100%	100%	100%

Power Conversion Strategy

Power Conversion’s strategy is to improve profitability through a global rationalisation programme, which we have begun to implement. We intend to improve profitability and cash generation through “design for quality” and “project management excellence” initiatives. Our consolidation with the T&D Sector should also help us improve our costs. We plan to optimise our organisation in the US to meet the challenges of the market, particularly for the naval marine activity and the anticipated upturn of the North American steel industry.

Competitive Position

We compete world-wide across our various market segments with a limited number of international groups, including ABB, Siemens and Toshiba-GE. In the metals market, competitors also include mechanical suppliers such as SMS Demag, Danieli and VA Tech.

Activities — Businesses

Power Conversion was completely reorganised in September 2001 into four Businesses to make best use of international resources and to be closer to customers. Power Conversion is now made up of the following Businesses:

•	Process Industries;

•	Marine and Offshore;

•	General Drives; and

•	Motors and Generators.

Process Industries.    The Process Industries Business provides control and automation equipment and solutions for metals production and processing in addition to equipment for pulp and paper manufacturing and bulk material handing systems. The main market for this Business is the steel industry, which is currently facing many difficulties resulting from the depressed state of the North American industry and the consolidation of the main players in the European Industry. Both factors result in less investment by our potential customers. However, we believe the demand for steel in developing countries such as China and Brazil will result in new investment in these regions.

In fiscal year 2002, the main contract in the Process Industries Business was for turn-key electrical and automation equipment and a production management system for the new cold mill complex of Vega do Sul, a Brazilian steel producer. Under this contract, we will supply a complete power distribution system and electrical and automation equipment, together with all erection, cabling, commissioning and training.

Marine and Offshore.    The Marine and Offshore Business provides electrical power and propulsion systems, automation and dynamic positioning systems for merchant ships, offshore vessels, semi-submersibles and naval vessels.

During fiscal year 2002, Power Conversion’s main order came from BAE Systems for integrated power and propulsion systems for the new Royal Navy Anti-Air Warfare Type 45 Destroyers. The contract is for the first three vessels, which are being built as part of a programme to build up to 12 ships for the UK Ministry of Defence. The largest ocean liner ever to be built, the Queen Mary 2, will be fitted with four 21.5 MW Mermaid™ electric podded propulsion units. The Queen Mary 2’s propulsion, with a combined output of 86 MW, will be the first four-pod installation on a cruise vessel to date. We have recently experienced problems with electric podded propulsion units which are produced by a consortium created between Power Conversion and Rolls-Royce. Problems such as these are not unusual in the introduction of new highly sophisticated and technologically complex products. We have identified and resolved problems with most of our customers and continue to do so with the remaining ones. We believe that costs and expenses associated with this issue will not have a material adverse impact on our financial condition or results of operations.

General Drives.    The General Drives Business provides a full range of Alternating Current and Direct Current drives, drive systems and automation systems for all variable speed applications, ranging in power from a few kilowatts to multi-megawatts. The drives are used in a myriad of applications and in a variety of industries such as cement, oil and gas, mining, water and wind energy. In fiscal year 2002, we received orders for frequency converters for 412 wind turbines, double the number compared to last year. The total number of wind turbines we equipped with frequency converters since 1993 produce more than 1 GW, the equivalent of the annual electricity consumption of about one million European homes.

Motors and Generators.    The Motors and Generators Business designs and manufactures large rotating electrical machines (for industries such as mining, oil & gas, water, marine propulsion and wind energy), gas, steam and diesel-driven high voltage generators, excitation control systems and a highly specialised range of wires, cables and magnets for the superconductivity market. We are part of a consortium that was selected to supply CERN, the

European Organisation for Nuclear Research, with one third of the required super-conducting dipole magnets for the Large Hadron Collider, a new European particle accelerator, which will be constructed near Geneva, Switzerland in 2006. The order comprises the supply of 386 dipole magnets, each fifteen metres long.

Research and Development

To boost Power Conversion’s position in an increasingly complex and global market, we invest in new technologies and products to enable us to be positioned in our target markets in the medium and long term. We are also refocusing our resources towards our core technologies, which are power electronics, electrical machines, process know-how and process engineering.

Development programmes are oriented towards continuous product improvement in drive systems, controllers and rotating machines. In fiscal year 2002 we completed the development of the MermaidTM electric podded propulsion system for ships. In addition, specific developments have included work on long-life brush gear for offshore windmill generators and high temperature super-conducting machines.

Significant Orders

This table set forth Power Conversion’s most significant orders received as of 7 May 2002:

Customer	Order
BAE Systems (UK)	3 ship sets of integrated power and propulsion systems

CERN (France)	386 super-conducting dipole magnets

Vega do Sul (Brazil)	Electrical & automation equipment for cold mill complex

Repower, Südwind, Enron Wind, Nordex (Germany)	Frequency converters for wind turbines

NASSCO (USA)	Electric propulsion & automation systems for crude oil tanker

ALSTOM Employees

The tables below set forth the number of employees (i) for each Sector and (ii) by geographic location. From 31 March 2000, the numbers reflect only full-time equivalent employees.

	Year ended 31 March
	2000	2001	2002
Employees:
Power	26,107	48,219	49,097
Transmission & Distribution	26,629	26,384	27,736
Transport	27,866	29,804	29,119
Marine	4,404	4,914	4,978
Power Conversion	n/a	5,020	4,784
Contracting	24,119	23,797	n/a
Others(1)	11,553	4,876	3,281

Total ALSTOM	120,678	143,014	118,995

(1)
“Others” includes employees of the Network for the three years and, for fiscal years 2000 and 2001 only, employees of the overseas entities in Australia, New Zealand, South Africa and India, not allocated to the Sectors. 10,030 employees of our former Industry Sector are also included in “others” in fiscal year 2000.

	Year ended 31 March
	2000	2001	2002
Employees:
Regions
European Union	66%	63%	54%
of which
France	32%	30%	23%
UK	15%	13%	11%
Germany	10%	10%	9%
Rest of Europe	8%	12%	14%
North America	7%	7%	9%
of which
US	4%	4%	6%
Central and South America	4%	4%	6%
Asia/Pacific	11%	11%	14%
Africa/Middle East	4%	3%	3%

Total ALSTOM	100%	100%	100%

During fiscal year 2002, the number of our employees decreased principally due to the sale of the Contracting Sector.

Our management organisation is based on Sectors, each of which has global responsibility in their respective domains. A President, who is responsible to our Chairman and Chief Executive Officer, manages each of the Sectors, and constituent Segments, Businesses or other legal entities within their Sectors.

We have an International Network that co-ordinates all ALSTOM group sales and marketing activities, and represents us throughout the world. The International Network is organised into five geographic regions: Western Europe, Eastern and Northern Europe, the Americas, Asia/Pacific and Africa/Middle East. This Network covers more than 70 countries through over 50 local offices.

Membership of our employees in trade unions varies from country to country, and we have entered into various collective bargaining agreements. It is our practice to renew or replace our various labour arrangements relating to continuing operations as and when they expire and we are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. In France, the five principal French labour unions are represented at our facilities. As required by French law, management holds annual meetings with a delegation of union representatives in order to negotiate salary movements and working conditions, including the organisation of the working week. Management also holds other periodic consultations with representatives of the employees. In 1997, we and relevant trade unions established a European Works Forum, a European employer-employee consultative body, pursuant to EU law. We have in the past experienced strikes and work stoppages, principally in France, although we believe that relations with our employees are currently generally satisfactory.

France: Introduction of 35-hour work week

We have addressed the reduction in working hours in France to 35 hours per week within our operating units located in France. Preliminary discussions with the unions and employee representative bodies began in the autumn of 1998 and continued with the publication of the provisions of the second Law Aubry (French Loi Aubry). Given the number of issues that needed to be addressed, it was decided that all negotiations relating to the 35-hour working week would, to the extent possible, be conducted on a decentralised basis at local levels. This approach has allowed us to negotiate agreements covering each of our Sectors.

All the changes that we have implemented or will implement in connection with the adoption of the 35-hour working week in France are carefully negotiated. The agreements that we have signed in this regard reflect, we believe, the necessary economic and social balances within each of our operating entities. These agreements are not expected, individually or in the aggregate, to have a material adverse impact on our competitiveness.

Manufacturing Facilities

We have production facilities in Europe, North and South America, Asia and Africa. We own or lease all of our principal manufacturing facilities and substantially all of the land on which these facilities are located. Since our formation, we have focused on consolidating facilities and on shifting production to low-cost sites. In a number of areas, we have also sought to outsource low value added manufacturing activities.

Power has manufacturing and service sites located mainly in France, the UK, Germany, Switzerland, Sweden, Spain, Romania, the US, Canada, Mexico, Argentina, Brazil, Japan, China, India, Australia and South Africa. T&D (including Power Conversion, which was integrated into T&D on 1 April 2002) has manufacturing sites and service locations in France, the UK, Germany, Belgium, Luxembourg, Austria, Greece, Hungary, Norway, Spain, Switzerland, Italy, Poland, Sweden, Russia, Turkey, the US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela, India, China, Thailand, Singapore, Indonesia, Malaysia, Pakistan, Australia and South Africa. Transport has manufacturing sites and service locations in France, the UK, Germany, Belgium, Spain, Poland, Romania, Italy, China, the US, Canada, Mexico and Brazil. Marine has manufacturing sites and service locations in France.

We believe that our principal manufacturing facilities are suitable and adequate for their use. Use of these facilities may vary with economic and other business conditions, but none of the principal plants is substantially idle. We believe that these facilities generally have sufficient capacity for existing needs and expected near term growth.

RISKS

MAIN RISK FACTORS

Our sales depend on the level of infrastructure spending and GDP growth generally.

In fiscal year 2002, we generated 55.3% of our sales in Power, 13.5% in Transmission & Distribution and 18.8% in Transport. These Sectors depend largely upon the level of infrastructure spending, much of which comes from public bodies. Infrastructure spending in these Sectors has historically closely paralleled long-term growth in gross domestic product. Consequently, growth in our major activities has often come from those regions experiencing the highest long-term GDP growth rates. Poor economic and political conditions or downturns in broad economic trends in our markets may therefore have a negative effect on our sales, results of operations and financial condition. Although short-term changes in GDP may affect our orders received, in the past such changes have had less of an impact on our sales due to the size of our order backlog (19 months of sales at 31 March 2002, excluding sales from our former Contracting Sector) and the length of our product delivery cycles. In addition, the level of infrastructure spending is significantly affected by customers’ expectations about a variety of other factors, such as their ability to generate funds for capital expenditures, their ability to raise financing for their businesses and changes in applicable laws, including the deregulation and liberalisation of infrastructure services.

Our products often incorporate advanced and complex technologies and sometimes require modifications after they have been delivered.

We design, manufacture and sell several products of large individual value that are used in major infrastructure projects. We are sometimes required to introduce new, highly sophisticated and technologically complex products on increasingly short timetables. This necessarily limits the time available for testing and increases the risk of product defects and their financial consequences. We occasionally discover the need to fine tune or modify products after we begin manufacturing them or after our customers begin operating them. Because we produce some of our products in series, we may need to make such modifications in a large number of products. At the same time, when we sell our products we are increasingly required to accept onerous after-sales warranties and penalties related to performance, availability and delay. Our contracts also occasionally include clauses allowing the customer to terminate the contract or reject the equipment if performance specifications or delivery schedules are not met. As a result of these contractual provisions and the pressures of accelerated new product development, design and manufacturing, problems encountered with our products may result in material unanticipated expenditures.

We experienced significant technical difficulties in the introduction of the new GT 24/26 heavy-duty gas turbines and are continuing to design and implement modifications across the fleet progressively. We are in litigation proceedings with several customers regarding this matter and are negotiating settlement agreements with others. Under these settlement agreements, we would be required to pay liquidated damages if the modified gas turbines do not meet certain performance criteria. We discuss the financial impact of the GT 24/26 problems in greater detail in “Operating and Financial Review and Prospects — Operational Issues”, and in Notes 6 and 18 to the Consolidated Financial Statements for fiscal year 2002.

We cannot guarantee that the total costs that we ultimately incur in connection with the GT 24/26 problems will not exceed the estimates that we have provisioned, nor can we guarantee that the rate of spending will be in line with our current estimates. The total amount and timing of actual expenditures, including penalties and damages, may vary as a result of a number of factors, including the following:

•	The outcome of litigation or settlement negotiations with customers;

•	The acceptance by customers of the redesigned and modified GT 24/26 turbines;

•	The performance of the modified turbines over time;

•	Our ability to develop subsequent modifications that will further improve the performance of the GT 24/26 turbines;

•	Delays in the implementation of modifications and the delivery of modified machines; and

•	Cost overruns in the manufacture of modified components.

We began making modifications to a small number of GT 24/26 turbines in August 2000 and are progressively rolling out these modifications across the installed fleet. Consequently, the operating history of the modified turbines remains relatively limited and monitoring of the performance of the modified turbines is ongoing. Ongoing monitoring may reveal the need to make further modifications and/or to implement further reductions in performance and efficiency output.

Given the technical sophistication of some of our products, we can give no assurance that we will not encounter new problems with the GT 24/26 gas turbines or with our other products. Any such problems could be costly, could harm our business reputation or affect our ability to sell other products and could have a material adverse impact on our financial condition or results of operations or cause our products to be less competitive than those of our competitors.

Our financial performance could be adversely impacted by a limited number of high value contracts and significant fixed price contracts.

Each year, a substantial portion of our business is conducted under a limited number of major long-term contracts. Variations in activity levels under these contracts can result in significant variations in our sales and operating income from year to year. At 31 March 2002, our ten largest projects in terms of order backlog represented approximately 16% of our total order backlog. The revenue that we recognise on a major project will vary significantly from period to period in accordance with the state of advancement of that project. As a result of this variability and of the relatively high concentration of our orders, the profitability of a small number of major contracts may significantly impact our operating income in any given period. In addition, the profitability of any contract and/or our overall sales, operating results and cash flow may be affected by the following:

•	Failure to obtain individual major contracts;

•	Delays in awards of major contracts;

•	Postponement of previously awarded major contracts;

•	Unanticipated technical problems with the equipment being supplied;

•	Customers’ difficulties in obtaining adequate financing on reasonable terms;

•	Difficulties in obtaining required governmental permits;

•	Unanticipated costs due to project modifications;

•	Performance defaults by suppliers, subcontractors or consortium partners;

•	Customer payment defaults and / or bankruptcy; and

•	Changes in laws or taxation.

A significant portion of our business is performed under long-term fixed price contracts that were awarded on a competitive bid basis. In addition to the general factors listed above, the profit margins realised on such fixed price contracts may vary from our original estimates as a result of changes in costs and productivity over their term.

It is customary in the energy and transport industry for suppliers such as us to post bid bonds, advance payment bonds, performance bonds and surety bonds. In recent months, it has become more difficult for us and other companies in our industry to obtain such bonds in amounts and for terms as had previously been customary. Were such bonds no longer to be available or were no longer to be available on commercially reasonable terms, it would be necessary to establish alternative methods of guaranteeing performance. This could lead to a general decline in orders for us and throughout the industry if we and industry participants were unable to adopt new efficient methods. Because of the significant fixed costs of our operations, such a development could materially adversely affect our results of operations.

In addition, we sometimes bear the risk of delays caused by unexpected conditions or events, including difficulties in attaining availability requirements or governmental approvals. For example, we recently incurred significant losses in connection with delivery delays under certain UK train contracts. We discuss this issue in greater detail in “Operating and Financial Review and Prospects — Operational Issues — Transport: UK Trains.” We believe that our resources, experience and project management skills allow us in most cases to estimate costs accurately and to control costs effectively. However, certain of our projects have been subject to delays and penalties. There can be no assurance that we can profitably complete all of our fixed price contracts.

We have a high level of indebtedness.

Over the past four years, we have substantially changed our group through a series of strategic acquisitions and disposals. We have financed these acquisitions principally through an increase in our total consolidated indebtedness. In addition our working capital requirements have increased significantly, due in part to the GT 24/26 situation (discussed below) and to deterioration in payment terms with our customers. These factors have contributed to a significant increase in our total consolidated net indebtedness, which under French GAAP amounted to € 2,064 million at 31 March 2002, representing 112% of our total shareholders’ equity plus minority interests, compared with € 1,358 million at 31 March 1998. Our financial income (expense) has changed from net financial income of € 76 million for the year ended 31 March 1998 to net financial expense of € 208 million for the year ended 31 March 2002.

We have fixed a goal of significantly reducing our debt in the short-term through our “Restore Value” plan. We intend to sign agreements for the sale of approximately € 750 million in real estate assets by 31 December 2002 and to dispose of approximately
€ 900 million in identified non-core businesses by 31 March 2003. The amount and timing of these disposals depend on market conditions that are not within our control. We expect to lease back a substantial majority of the real estate assets that we intend to sell. We have a further objective of generating € 1.3 billion of cumulative free cash flows from operations from fiscal year 2003 to fiscal year 2005, although we can give no assurance that we will be successful in doing so. In addition, we intend to raise additional funds through a capital increase. The amount and timing of the capital increase will depend on market conditions.

To increase our available liquidity, we have entered into supplementary back-up lines of credit. At 31 March 2002, we had
€ 1,660 million of available credit under our various lines of credit. These lines of credit, as well as certain of our other financing agreements, contain covenants requiring us to maintain certain financial ratios, which we have renegotiated in order to give us greater flexibility during the period in which we plan to implement our Restore Value plan. Our ability to maintain these financial ratios, and to re-establish and improve compliance with the original ratios at the expiration of the period during which the negotiated ratios apply, depends in part on the successful execution of our Restore Value plan. If we are unsuccessful, we could exceed these limits and would have to renegotiate terms, to the extent possible, with our banks in order to be able to continue to access these lines of credit.

We may be unable to reduce our indebtedness significantly. We may be unable to sell all of the real estate assets and non-core businesses that we have identified for sale, and we may not obtain the prices we anticipate for such assets. The proceeds of our planned capital increase depend on market conditions. Our inability to obtain the proceeds we expect from our various initiatives would prevent us from meeting our debt reduction targets according to our planned calendar, and would prevent us from reducing our interest expense as much as we have planned.

Our high degree of leverage could limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes and could limit our ability to invest operating cash flow in our business. If we cannot pay our debt service or if we fail to meet our covenants, we could have substantial liquidity problems, which could require us to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favourable terms or at all.

The unavailability of any of our sources of liquidity could harm our financial condition or profitability.

In addition to cash flows from operations, we depend on a variety of external sources to finance our operations: bank loans, lines of credit, issuances of publicly traded debt, including billets de trésorerie (French commercial paper), sales of receivables, mainly in securitisation transactions (both with and without recourse to us). The availability of our lines of credit depends in part on our ability to maintain certain financial covenants. In the fourth quarter of fiscal year 2002, we renegotiated our lines of credit in order to amend the financial covenants. Our results for the year ended 31 March 2002 are in compliance with these amended covenants. Our access to the French commercial paper market depends in part on our financial condition, and also on the continued functioning of the markets. Although we have not experienced any difficulties specific to our company in accessing this market in the recent past it has become difficult for some issuers to sell commercial paper in the US market, and such difficulties could spread to the French market and to other classes of issuers without regard to their particular financial condition. Certain of our sales of receivables are financed in the commercial paper market, and are thus also subject to this risk. Similarly, we cannot be sure that we will continue to have access to the securitisation market on terms comparable to those we have enjoyed in the past. We have selected our sources of liquidity in order to maximise our flexibility whilst minimising our financial costs and have recently negotiated supplementary back-up lines of credit which we believe will enable us to meet all our cash requirements in the reasonably foreseeable future. If one or more of these sources were to become unavailable, our financing costs could increase and it could become more difficult for us to finance our activities.

If we are unable to manage our working capital effectively and negotiate appropriate payment terms with our customers and suppliers or, if we apply existing provisions more quickly than expected, we may be required to seek new sources of financing in the future.

In the recent past we have not observed any deterioration in our gross customer advances or payment conditions. The structure of customer down payments and progress payments is particularly important in our long-term project activity, which represents approximately 40% of our sales. If we were required to accept payment conditions which are worse than those we have today, and if we are unable to reflect these more difficult terms in contracts with our suppliers, our cash requirements would continue to grow, our net cash position may be reduced and our need for financing increased.

At 31 March 2002, we had approximately € 3,849 million of provisions for risks and charges. If the applications of these provisions resulted in earlier or higher than expected cash outflows, or if we had to increase them due to unforeseen events or contingencies, we could have to increase our borrowings significantly.

We have given financial assistance in connection with the purchase of some of our products by our customers.

In the energy and transport infrastructure markets, customers have occasionally required suppliers such as us to assist in financing purchases or projects. This has been particularly true in the Marine Sector, and to a lesser extent in Power, Transport and T&D. This assistance may take the form of guarantees of indebtedness or taking partial equity ownership of entities operating the projects on a long-term basis. This evolution exposes us to longer-term risks of customer defaults or bankruptcy resulting in our guarantees being called or the value of our equity investment being reduced. We no longer intend to make commitments to provide guarantees of our customers’ indebtedness.

At 31 March 2002, our vendor financing exposure amounted to € 1,493 million, of which € 1,044 million related to our Marine Sector (€ 432 million relating to Renaissance Cruises, which entered into bankruptcy proceedings in September 2001) and € 416 million related to our Transport Sector. We describe our vendor financing exposure in greater detail in “Operating and Financial Review and Prospects — Operational Issues”.

We have retained € 144 million of provisions at 31 March 2002 to cover risks associated with Marine Vendor financing. There can be no assurance that such provisions will be satisfactory to cover all future exposures relating to Marine vendor financing. We could incur losses in excess of the provisions we have established, which could have a material adverse impact on our financial condition and results of operations.

We are exposed to credit risk with respect to some of our customers.

We are exposed to the credit risk of our customers. To the extent our customers do not advance us sufficient funds to finance our expenses during the construction phase of our projects, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. If this were to occur, we could be unable to recoup the expenses we incurred in the project and could be unable to obtain the operating margins we expected upon entering the contract. We intend to mitigate this risk by progress payments and risk management procedures.

In fiscal year 2002, our ten largest customers accounted for 15% of our sales. If one of our largest customers were unable to meet its commitments, due to bankruptcy or any other reason, we could be unable to recover some or all of the costs we incur on these projects, which could have a material adverse effect on our results of operations.

Our results, cash flows and the price of our listed securities are exposed to currency exchange rate movements.

A significant percentage of our sales and expenditures are realised and incurred in currencies other than the euro. The principal currencies to which we had significant exposures in fiscal year 2002 were US dollars, Pounds sterling and Swiss francs. Our policy is to manage transaction exposure as follows:

•	By matching the currencies of our sales with the specific currencies in which we incur related costs; and

•	To the extent that we anticipate having unmatched foreign currency exposure, by hedging exchange rate risks.

We do not specifically hedge our net assets invested in foreign operations. We monitor our market position closely and regularly analyse market valuations. In addition, our central corporate treasury department designs and executes all derivative transactions other than forward currency exchange contracts. Our Sectors are independently authorised to execute forward currency exchange contracts.

For consolidation purposes, the balance sheets of our consolidated foreign subsidiaries are translated into euro at the period-end exchange rate, and their income statements and cash flow statements are converted at the average exchange rate for the period. The balance sheet impact of such translation may be material. Period-to-period changes in the average exchange rate for a particular currency can significantly affect reported sales and operating and other expenses incurred in such currency as reflected in our income statement, and therefore can significantly affect our results of operations.

Currency exchange rate fluctuations in those currencies in which we incur our principal manufacturing expenses (the euro, the Pound sterling and the Swiss franc) may have the effect of distorting competition between us and other competitors whose costs are incurred in other currencies. To the extent that our principal currencies appreciate in value against such other currencies, our competitiveness against our competitors may be eroded. Changes in the value of the euro against other currencies had no significant effect on our results of operations during fiscal year 2002.

Our shares trade in euro on the Premier Marché of Euronext Paris, our ADSs trade in US dollars on the NYSE and our UKDSs trade in Pounds sterling on the LSE. The value of the shares, ADSs and UKDSs could fluctuate as the euro, US dollar and Pound sterling exchange rates fluctuate. Since any dividends we may declare are denominated in euro, exchange rate fluctuations will affect the US dollar equivalent of dividends received by ADS holders and the Pound sterling equivalent of dividends received by UKDS holders.

We are subject to environmental regulations.

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate, including local, national and international laws and regulations for the protection of the environment relating to the emission, handling, transport and disposal of hazardous materials.

There can be no assurance that we will not incur any environmental liabilities in the future and we cannot guarantee that our reserves for environmental remediation and capital expenditures for environmental-related projects will be sufficient to cover the intended loss or expenditure. In addition, the discovery of new facts or conditions or future changes in environmental laws, regulations or case law may result in increased environmental liabilities that could have a material effect on our business, results of operations and financial condition.

Detailed information regarding industrial risks linked to the environment and our exposure to asbestos-related liability is provided in the section “Other risks — Compliance with environmental regulations and remediation, health and safety issues” and in note 26 to the Consolidated Financial Statements for fiscal year 2002.

Sales to emerging markets represent a significant proportion of our total sales.

In fiscal year 2002, we generated 19% of our sales in the emerging markets of Asia/Pacific, 8% in Africa and the Middle East and 6% in Central and South America. We expect that sales to emerging markets will continue to be a significant portion of total sales. Although we are generally covered by credit export guarantees from the governments of the countries in which we have our main manufacturing bases, emerging market operations present several risks, including extreme volatility in GDP, civil disturbances, economic and governmental instability, nationalisation and expropriation of private assets, significant fluctuations in interest rates and currency exchange rates, the imposition of taxes or other payments by foreign governments or agencies, and exchange controls and other adverse actions or restrictions imposed by foreign governments. There can be no assurance that our financial condition and results of operations will not be materially adversely affected by a downturn in the economic conditions in any of these countries or by any regional emerging market crisis.

We operate in competitive markets.

We face competition in our markets, both from large international competitors and, in a number of markets, from smaller niche players. Industry consolidation is increasing globally and the main players are adopting a strategy of global expansion. This competition has generally resulted in lower selling prices and a deterioration of terms of payment in favour of our customers, which in turn has significantly reduced cash generated by operations. In response, we have adopted several ongoing programmes to cut costs and improve efficiency and have adopted other strategic initiatives.

Although we believe we compete effectively in most of our major markets, there can be no assurance that we will be able to continue to do so.

Preferential rights may not be exercisable by ADS holders and US shareholders.

Under French law, shareholders have preferential rights (which may be waived) to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to subscribe for additional shares. US holders of ADSs may not be able to exercise any preferential rights derived from the shares underlying their ADSs, and US holders of shares may not be able to exercise any preferential rights derived from such shares, in each case unless a registration statement under the Securities Act is effective for such preferential rights or an exemption from such registration requirements is available. There can be no assurance that any registration statement would be filed. If an ADS holder cannot exercise its preferential rights, the depositary of our American depositary receipt facility will, if possible, sell such ADS holder’s preferential rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case the ADS holder’s interest in ALSTOM will be diluted and, if the depositary allows rights to lapse, the ADS holder will not realise any value from preferential rights available to shareholders. This would also be the case for a US holder of shares whose rights cannot be exercised or sold.

OTHER RISKS

Legal risk

Significant matters and legal proceedings

We are involved in several legal proceedings as a plaintiff or a defendant, mostly contract disputes, that have arisen in the ordinary course of business. Contract disputes, often involving claims for contract delays or additional work, are common in the area in which we operate, particularly for large, long-term projects. In some cases the amounts claimed against us in these proceedings and disputes are significant, ranging up to € 207 million.

We believe that we have made adequate provisions to cover both current and contemplated general and specific litigation risks. To date and to our knowledge, there are no other proceedings pending or threatened that are expected to have a material adverse effect on our financial condition and results of operations. See Note 26 to the Consolidated Financial Statements for fiscal year 2002.

Other legal risks

We have not experienced any material adverse impact on our financial condition and results of operations relating to national, European Union or US competition and antitrust laws. However, there can be no assurance that the application of such laws will not have a material adverse effect on our reputation, financial condition or results of operations in the future.

We are subject to laws which prohibit certain payments to foreign governmental officials, political parties and others. Some of our subsidiaries operate in countries known to experience corruption, which creates the risk of a prohibited payment by our employees or agents. A limited number of former employees and agents of our group have been or are currently being investigated with respect to alleged illegal payments. We have established internal compliance programmes which we believe control the risk of illegal activity. Any determination that ALSTOM or its subsidiaries violated such laws could have a material adverse impact on our results of operations or financial condition.

Some entities of our group are bound by confidentiality agreements entered into in the normal course of their activities and that are normally linked to major contracts. Breach of such confidentiality obligations could lead to the payment of indemnities or other recourse that could have a material adverse impact on our financial condition.

Intellectual property

We own or have licenses to use various trademarks, patents and other intellectual property rights which are of value in the conduct of its business, but to date no such license is, by itself, material to our activities.

Market risks

We are exposed to a variety of market risks, including currency risk, interest rate risk and credit risk, in the course of our business. Detailed information regarding this exposure is provided in “Operating and Financial Review and Prospects — Impact of Exchange Rate and Interest Rate Fluctuations” and in Note 27 to the Consolidated Financial Statements for fiscal year 2002.

Environment, Health & Safety Management (E.H.S.)

We recognise our obligation to our stakeholders, employees, customers, suppliers and the communities at large in which we operate, to provide a safe working place and safe products, to minimise the impact of our operations on the environment and to protect our industrial and commercial assets.

To this end, we have put in place a global policy covering the management of Environment, Health and Safety risks at an individual operating unit level, to achieve a high level of performance including strict compliance of local norms and regulations. The global policy is designed and co-ordinated at the corporate level and is adapted and implemented locally. We have selected independent risk specialists, Factory Mutual Global (FMG) and URS to carry out throughout the world the Corporate EHS annual audit programme of our manufacturing sites. FMG and URS are also supporting the operating units in the creation of specific action and improvement plans. The completion of the action plan is measured and followed up through a monthly corporate reporting process. Through our environmental management programme, we seek primarily to:

•	Develop products and services that have an acceptable impact on the environment along the product life cycle from manufacturing through product use and at the end of their useful lives;

•	Evaluate the environmental impact of new industrial processes prior to their implementation as well as the discontinuation of existing processes or the disposal of existing sites;

•	Improve technology in order to reduce the consumption of energy and natural resources and to minimise waste and pollution; and

•	Promote the application of our environmental management principles to our sub-contractors and suppliers.

Health and Safety programmes are implemented at each of our operating units. Such programmes typically cover health and safety issues, both at the design stage of the workplace and product equipment through to their implementation and use, as well as accident and disease prevention programmes.

Our industrial risk management programmes are designed to minimise exposure to loss or damage to our assets and to ensure business continuity. This includes exposure to fire, breakdown and natural catastrophes as well as theft or deliberate damage.

We have established Environmental, Health and Safety co-ordination in order to improve the coherence of the prevention programmes. We have created Environmental, Health and Safety follow-up indicators as well as a system of reporting.

During fiscal year 2002, 341 EHS audits were carried out by FMG and URS and have been reviewed by the local Managing Directors in order to validate the areas of improvement suggested by the auditors.

Compliance with environmental regulations and remediation, health and safety issues

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards on us regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities. In most of the jurisdictions in which we operate, our industrial activities are subject to obtaining permits, licences or/and authorisations, or to prior notification. Most facilities must comply with these permits, licences or authorisations and are subject to regular administrative inspections.

We invest significant amounts to ensure that we conduct our activities in order to reduce the risks of impacting the environment and regularly incur capital expenditures in connection with environmental compliance requirements. Although we are involved in the remediation of contamination of certain properties and other sites, we believe that our facilities are in compliance with their operating permits and that our operations are generally in compliance with environmental laws and regulations.

The outcome of environmental matters cannot be predicted with certainty and there can be no assurance that the amounts we have budgeted and provided will be adequate. In addition, future developments, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities that could have a material effect on our financial condition or results of operations. To date, no significant liability has been asserted against us, and compliance with environmental regulations has not had a material effect on the results of operations.

We are also subject to regulations, including in France, the UK and the US, regarding the control and removal of asbestos-containing material and identification of potential exposure of employees to asbestos. It has been our policy to abandon definitively the use of products containing asbestos by all of our operating units world-wide and to promote the application of this principle to all of our suppliers, including in those countries where the use of asbestos is permitted. In the past we have used and sold some products containing asbestos, particularly in France in our Marine Sector and to a lesser extent in our other Sectors. As a result, we are currently subject to approximately 1,300 asbestos-related cases in France from employees, former employees or third parties. We believe, however, based in part on a number of court decisions, that compensation for most of such cases, including cases where we may be found to be at fault, is or will be borne by the general French social security (medical) funds and by the publicly funded Indemnification Fund for Asbestos Victims. We believe that for the cases where this may not be the case, we either have adequate insurance coverage or have made adequate provisions to cover any such current or contemplated claims. We are also subject to a small number of asbestos-related or other harmful substance claims in other countries, including in the United States, which we are currently litigating. We do not expect such cases to increase substantially in number and believe we have good defences available and may also have adequate insurance available. We can, however, give no assurances that such cases will not grow in number or that those we have at present or may face in the future, may not have a material adverse impact on our results of operations.

Insurance

Our policy is to purchase insurance policies covering risks of a catastrophic nature from insurers presenting excellent solvency criteria. The amount of insurance purchased varies according to an estimation of the maximum foreseeable loss. This estimate is made within the framework of the industrial risk management for property damage and depends on the evaluation of the maximum legal risk considering the various activities of our group for our civil liability. We believe that our insurance programmes in force at present have satisfactory limits. In the future our ability to maintain adequate insurance coverage will depend on the available capacity in the insurance market. Following the events of 11 September 2001, the insurance industry is continuing to consolidate and insurers are generally reducing their exposure to any particular customer, increasing premiums, reducing insurance coverage and requiring higher deductibles. Our principal insurance policies expire at the end of calendar year 2002 and we expect that we will be unable to renew our policies on financial terms as favourable as those which we enjoy today. In addition, there can be no assurance that we will be able to continue to procure the same scope of coverage which we have today.

We generally self-insure risks which have higher frequency and lower severity.

Two insurance programmes covering respectively the Power Sector and other Sectors are in force. These global and centralised programmes include coverage for property damage and subsequent business interruption, transportation, damage during construction or installation of projects as well as coverage for liability before and after delivery. Both of these programmes will be merged at their renewal date on 1 January 2003.

In addition, we purchase in the various countries where we are present, policies of insurance of a mandatory nature or to cover specific risks such as automobile or worker’s compensation or employer’s liability.

SHARE CAPITAL — OWNERSHIP OF THE SHARE CAPITAL — STOCK MARKETS

As of 7 May 2002, ALSTOM’s share capital amounted to € 1,292,324,754 consisting of 215,387,459 shares, with a nominal value of € 6 per share, all of the same class and fully paid.

Authorisations to increase the share capital

The ordinary and extraordinary meeting of the shareholders held on 24 July 2001 has approved the following authorisations:

Authorisations to increase the share capital	Maximum nominal amounts authorised	Outstanding amount	Duration

Issuance of shares and/or securities redeemable, convertible or exchangeable into capital shares of ALSTOM, with maintenance or without preferential subscription rights. (resolutions n°12 and 13)	Capital increase: € 400 million	Capital increase: € 400 million	26 months as from 24 July 2001

Issuance of shares in connection with the issuance of debt securities with share purchase warrants and of composite securities by subsidiaries of ALSTOM. (resolution n°14)	Issuance of debt securities: € 1 billion	Issuance of debt securities: € 1 billion

Incorporation of capital reserves, profits or premiums (resolution n°16)	Capital increase: € 200 million	Capital increase: € 200 million	26 months as from 24 July 2001

Granting of stock options giving rights to subscribe new shares of ALSTOM or to purchase existing shares of ALSTOM. (resolution n°17)	Capital increase: 5% of the share capital as of the date of grant by the board of directors	Capital increase: 0.96% (*)	38 months as from 24 July 2001

Issuance of shares and/or other securities giving access to ALSTOM shares, reserved for employees participating in a group savings plan. (resolution n°18)	Capital increase: € 100 million	Capital increase: € 100 million	5 years as from 24 July 2001

Issuance of ALSTOM shares reserved for ALSTOM Employee Participations Ltd, constituted in favour of employees of foreign subsidiaries belonging to a group savings plan. (resolution n°19)			2 years as from 24 July 2001

(*)	On the basis of the share capital as of 7 May 2002.

It will be proposed to the next shareholders’ meeting, scheduled for 21 June 2002 on first call and 3 July 2002 on second call if the quorum is not met on first call, to cancel authorisations n°12, 13 and 14 to the extent they remain unused by the board of directors, to cancel authorisation n°18 and to renew these authorisations under the following conditions:

•
Authorisation to issue shares and/or any other securities giving access to the share capital, with maintenance of the preferential subscription rights, within the limit of a nominal amount of capital increase of € 600 million and of a nominal amount of debt securities which could be issued of € 1 billion. This authorisation would be granted for a period of 26 months;

•
Authorisation to issue the securities referred to in the above authorisation, without preferential subscription rights, within the limit of a nominal amount of capital increase of € 300 million and  € 1 billion for the issuance of debt securities. This authorisation would be granted for a period of 26 months;

•
Global limitation of the total increase in share capital which could be realised pursuant to the two authorisations above to € 600 million, and global limitation of the nominal amount of debt securities which could be issued pursuant to these two authorisations to € 1 billion; and

•
Authorisation to issue shares and/or securities giving access to the share capital reserved for members of a Company savings plan within the limit of a nominal amount of capital increase of € 100 million. This authorisation would be granted for a period of 5 years.

Changes in share capital

	Number of shares issued	Nominal amount	Paid in capital amount	Resulting total number of shares	Total amount of share capital
		(in FRF)	(in FRF)		(in FRF)

31 March 1998				2,500	250,000
Stock split and exchange of 5 new shares nominal value FRF 40 for 2 old shares nominal value FRF 100	6,250	–	–	6,250	250,000
Increase of share capital with preferential subscription rights	6,250	250,000	2,000,000	12,500	500,000
Capital increase resulting from the contribution in kind made by Marconi plc.	99,993,750	3,999,750,000	17,498,906,250	100,006,250	4,000,250,000
Capital increase resulting from the contribution in kind made by Alcatel	93,947,534	3,757,901,360	16,440,818,450	193,953,784	7,758,151,360
Capital increase resulting from the contribution in kind made by Société Kléber Lauriston	5,996,651	239,866,040	1,049,413,925	199,950,435	7,998,017,400
Capital increase reserved for Alcatel	49,565	1,982,600	8,673,875	200,000,000	8,000,000,000
Capital increase offered to the public at the time of the IPO	9,756,098	390,243,920	1,609,756,170	209,756,098	8,390,243,920
Capital increase resulting from the exercise of the warrants	1,000,436	40,017,440	165,071,940	210,756,534	8,430,261,360
Capital increase reserved for employees	2,941,869	177,674,760	373,617,363	213,698,403	8,547,936,120
31 March 1999				213,698,403	8,547,936,120

		(in €)	(in €)		(in €)

31 March 2000				213,698,403	1,282,190,418
Capital increase reserved for employees	1,689,056	10,134,336	30,403,008	215,387,459	1,292,324,754
31 March 2001	–	–	–	215,387,459	1,292,324,754
31 March 2002	–	–	–	215,387,459	1,292,324,754

Ownership of ALSTOM shares over the last three fiscal years

	% of the share capital and voting rights
	31 March 2002	31 March 2001	31 March 2000
Franklin Resources Inc(1)	12.8%	7.0%	–
Atout France	2.1%	–	–
Caisse des Dépôts et Consignations	2.0%	–	–
Groupe Société Générale(2)	1.5%	1.5%	–
Crédit Agricole Asset Management(3)	1.5%	–	–
Marconi Corporation plc	–	5.7%	24.0%
Alcatel	–	5.7%	24.0%
Employees(4)	1.9%	1.9%	1.3%
Public	78.2%	78.2%	50.7%

Total	100%	100%	100%

(1)	Shares held through various investment funds and unit trusts (shareholding threshold notification received after the end of the fiscal year on 2 April 2002: 13.32%).

(2)	Shareholding threshold notification received after the end of the fiscal year on 18 April 2002: 2.03%,

(3)	Shares held through various investment funds (shareholding threshold notification received after the end of the fiscal year on 11 April 2002: 0.88%).

(4)	Shares held by employees participating in the ALSTOM Group savings plan.

To the knowledge of ALSTOM, on the basis of declarations previously received, there is no shareholder holding, directly or indirectly, more than 5% of the share capital and voting rights of the Company.

Further to the public offering carried out jointly between Alcatel and Marconi plc, in the course of which they sold 35,538,930 shares each (representing 16.5% of the share capital of ALSTOM each) on 14 February 2001, Alcatel and Marconi plc each sold in June 2001 all their remaining 5.7% shareholding in the capital of ALSTOM.

To the knowledge of ALSTOM, there is no shareholders’ agreement concerning its share capital and the shares held by the directors and members of the executive committee represent approximately 0.05% of ALSTOM’s share capital.

ALSTOM does not hold, directly or indirectly (through companies controlled by it), any of its own shares and each director holds at least the number of shares required by the Articles of Association.

A request made by ALSTOM to obtain information on the holders of its bearer shares showed that there were approximately 250,000 shareholders as of December 2001.

Securities or rights giving access to ALSTOM’s share capital — Stock options plans

There are no securities or rights that give access to the share capital, other than the options to subscribe for new shares which have been granted by ALSTOM.

Stock options plans are decided by the board of directors upon proposals by the nominations and remuneration committee, which reviews all conditions of these plans, including the granting criteria.

For each plan, beneficiaries of stock options are selected among the executives of profit centres, functional executives, country presidents, managers of large projects and, more generally, holders of key salaried positions in ALSTOM and its subsidiaries which have made a significant contribution to ALSTOM’s results.

The choice of beneficiaries and the number of options granted are based on the position, the job performance and the potential of each person. For each plan, the subscription price of the options never includes any discount (nor any surcharge) and corresponds to the average price of the shares during the twenty trading days preceding the day on which the options are granted by the board of directors. In addition, the exercise of options is always subject to the condition that the employment contract or the mandate of the beneficiary is still in force as of the date the options are exercised with some exceptions.

The main characteristics of all stock option plans implemented by ALSTOM are summarised below. No other company of the group has implemented stock option plans giving right to ALSTOM shares.

Main characteristics of ALSTOM’ s stock options plans

	Plan no. 1	Plan no. 2	Plan no. 3	Plan no. 4	Plan no. 5
Creation date	22 April 1999	14 February 2000	24 July 2001	24 July 2001	8 January 2002

Exercise price(1)	€ 27.40	€ 30.00	€ 33.00	€33.00	€13.09

Beginning of exercise period(2)	22 April 2004	14 February 2003	24 July 2002	24 July 2002	8 January 2003

Expiration date	21 April 2007	13 February 2008	23 July 2009	23 July 2009	7 January 2010

Number of beneficiaries	850	1,683	1,703	8	1,653

Number of options granted	2,035,000	4,450,000	4,200,000	285,000	4,200,000

Number of options granted to the members of the Executive Committee(3)	175,000	250,000	160,000	285,000	255,000

Number of options cancelled	116,200	379,500	184,700	142,500	116,000

Number of remaining options	1,918,800	4,070,500	4,015,300	142,500	4,084,000

Terms and conditions of exercise
Average opening price of shares to reach € 38, for 40 consecutive trading days (between 22 April 1999 and 21 April 2004).

If this condition is not fulfilled, the options will no longer be valid. As of today, this condition has not been met.

Operating margin of ALSTOM to reach 5.5% for fiscal year 2002 or, if not reached, 6% for fiscal year 2003.

If this condition is not fulfilled, the options will no longer be valid. For fiscal year 2002, the condition is not met.
– 1/3 of options exercisable as from 24 July 2002 – 2/3 of options exercisable as from 24 July 2003 – all options exercisable as from 24 July 2004.
–  1/2 of options exercisable as from 24 July 2002
–  1/2 of the options exercisable as from 24 July 2003.

The exercise of each tranche is subject to the fulfilment of specific financial objectives defined for each beneficiary.

If the financial objectives are not fulfilled, the options will no longer be valid. For fiscal year 2002, the financial objectives are not met and the first tranche of options (142,500 options) is cancelled.
– 1/3 of options exercisable as from 8 January 2003 – 2/3 of options exercisable as from 8 January 2004 – all options exercisable as from 8 January 2005.

(1)	Subscription price corresponding to the average opening price of the shares during the twenty trading days preceding the day on which the options were granted by the board (no discount or surcharge).
(2)	Except specific conditions mentioned in “Terms and conditions of exercise”.
(3)	Members of the executive committee as of 31 March 2002.

During fiscal year 2002, three stock option plans have been exceptionally implemented: plans n° 3 and n° 4 decided on 24 July 2001, and plan n° 5 decided on 8 January 2002.

As underlined in the above table, under plan n° 3 and plan n° 5, the exercise of the options is not subject to specific conditions, except that the options are exercisable by tranches of 1/3 a year during a three year period beginning from the date of grant. For French tax residents (résidents fiscaux français), the sale of the corresponding shares will be possible only after the expiration of the four year tax blocking period set up by French regulation.

The implementation of plan n° 5 has been decided in anticipation of the annual granting timetable in the middle of the year, to accompany the exceptional mobilisation effort undertaken by the ALSTOM’s management last autumn.

Plan n° 4 is an exceptional plan which concerns only members of the executive committee. Provided that specific financial objectives set up for the fiscal years 2002 and 2003 are reached, half of the options granted are exercisable as of July 2002 and for the other half as of July 2003. If these conditions are not fulfilled at the given dates, the options will no longer be valid. Due to the results of fiscal year 2002, the first tranche of 142,500 options is consequently cancelled.

Stock options granted to the ten employees who are not executive or non executive directors and who received the largest number of options during fiscal year 2002

The relevant plans are plans n° 3 and n° 4, for which the exercise price is € 33 and expiration date 23 July 2009 and plan n° 5, for which the exercise price is € 13.09 and the expiration date is 7 January 2010.

Members of the executive committee

Mr Salmon received 20,000 options under plan n° 3; 40,000 options under plan n° 4 (condition of exercise: ALSTOM’ s consolidated net income) of which 20,000 are cancelled; and 40,000 options under plan n° 5.

Mr Boissier received 20,000 options under plan n° 3; 25,000 options under plan n° 4 (condition of exercise: Marine EBIT) of which 12,500 are cancelled; and 30,000 options under plan n° 5.

Mr Fries received 20,000 options under plan n° 3; 40,000 options under plan n° 4 (condition of exercise: Power EBIT) of which 20,000 are cancelled; and 40,000 options under plan n° 5.

Mr Joubert received 20,000 options under plan n° 3; 30,000 options under plan n° 4 (condition of exercise: T&D EBIT) of which 15,000 are cancelled; and 40,000 options under plan n° 5.

Mr Moreau received 20,000 options under plan n° 3; 30,000 options under plan n° 4 (condition of exercise: Transport EBIT) of which 15,000 are cancelled; and 20,000 options under plan n° 5.

Mr Newey received 20,000 options under plan n° 3; 20,000 options under plan n° 4 (condition of exercise: ALSTOM’s consolidated net income) of which 10,000 are cancelled; and 20,000 options under plan n° 5.

Mr Hibbert received 20,000 options under plan n° 3; 20,000 options under plan n° 4 (condition of exercise: ALSTOM’s consolidated net income) of which 10,000 are cancelled; and 25,000 options under plan n° 5.

Other executive officers

Mr Kruit received 18,000 options under plan n° 3 and 18,000 options under plan n° 5.

Mr Barrett received 18,000 options under plan n° 3 and 18,000 options under plan n° 5.

Mr Graenicher received 18,000 options under plan n° 3 and 18,000 options under plan n° 5.

No options have been exercised by the ten employees listed above during fiscal year 2002, no options granted under plans implemented by ALSTOM being exercisable.

Stock options granted to executive and non executive directors of ALSTOM during fiscal year 2002

The relevant plans are plans n° 3 and n° 4 for which the exercise price is € 33 and the expiration date is 23 July 2009 and plan n° 5 for which the exercise price is € 13.09 and the expiration date is 7 January 2010.

During fiscal year 2002, the chairman and chief executive officer received 20,000 stock options under plan n°3; 80,000 options under the plan n°4, for which exercise is subject to a specific condition mentioned above (achievement of ALSTOM’ s targeted consolidated net income for fiscal years 2002 and 2003) of which 40,000 options are cancelled and 40,000 stock options under plan n°5.

No options have been granted to the chairman and chief executive officer by any other company of the Group.

No options have been granted to the other directors of ALSTOM in 2002 or under plans previously implemented by ALSTOM.

No options have been exercised by the chairman and chief executive officer during fiscal year 2002, no options granted under plans set up by ALSTOM being exercisable.

In fiscal year 2000, the chairman and chief executive officer received 60,000 options under plan n°1 and 75,000 options under plan n°2 for which the specific conditions are described in the table above.

Authorisations to issue debt securities

The ordinary and extraordinary shareholders’ meeting held on 24 July 2001 authorised the board of directors, for a period of five years, as from the date of the shareholders’ meeting to issue any kind of debt securities within the limit of a total nominal amount of
€ 2.5 billion.

This authorisation has not been used during fiscal year 2002.

Repurchase of shares

The ordinary and extraordinary shareholders’ meeting held on 24 July 2001 authorised the board of directors, pursuant to article L. 225-209 of the Code de commerce, to purchase through a stock exchange or otherwise, and by any means, ALSTOM’ s shares within the limit of a number of shares representing 10% of  ALSTOM’s share capital as at 31 March 2001, i.e. 21,538,745 shares.

Acquisitions of shares may be made with a view towards stabilising share prices, distributing shares to current and former employees, or executive officers of the Group, and in particular in connection with stock option plans that may be granted, and in order to hold, sell, transfer or exchange the shares purchased in connection with any financial transactions as well as in connection with the general and financial management of the share capital and ALSTOM’s stockholders’ equity, in particular with respect to its financing needs. The shares acquired may also be cancelled under the conditions laid down by law.

The purchase, resale or transfer of shares may occur on or off the stock exchange, at any time, including at the time of any take-over bid, and by all means, including through the use of any financial instrument notably through optional transactions such as the purchase and sale of put or call options. The purchase price shall not exceed € 50 per share (including costs), and the sale price shall be at least € 20 per share (including costs), except in the case of a particular legal provision.

This share purchase programme, for which ALSTOM issued an information memorandum which received the visa no. 01-803 from the Commission des opérations de bourse on 15 June 2001, has not been implemented by ALSTOM.

The cancellation of this authorisation and its renewal for a period of one year within the conditions set forth in COB regulations number 98-02 and 98-04 as amended will be proposed to the next shareholders’ general meeting scheduled on 21 June 2002 on first call and if the quorum is not met on 3 July 2002 on second call. The number of shares which could be purchased under this authorisation would not exceed 10% of the share capital as of 31 March 2002, i.e. 21,538,745 shares. The maximum purchase price and the minimum sale price proposed are € 40 and € 10 respectively.

Stock market information

The ALSTOM shares are listed on Euronext Paris (Premier Marché — Euroclear France code 12019), on the London Stock Exchange (Official List) and on the New York Stock Exchange. The shares have been excluded from the CAC 40 Index since 3 April 2002.

Volumes and share prices on EURONEXT Paris (Premier Marché)

Months	Total Volume in shares	Daily average Volume in shares	Total Volume	Daily average amount	Opening price on the last day of the month	High price of the month	Low price of the month
			(in € thousand)	(in € thousand)	(in €)	(in €)	(in €)
2000
October	9,167,570	416,708	237,873.77	10,812.44	25.20	28.00	24.00
November	14,262,998	648,318	385,066.56	17,503.03	27.85	28.70	24.65
December	7,631,931	401,681	204,088.72	10,741.51	27.39	28.10	25.41

2001
January	18,066,272	818,467	455,433.17	20,701.50	25.49	27.90	23.80
February	47,073,166	2,353,658	1,324,095.51	66,204.78	30.50	30.63	25.35
March	27,843,365	1,265,608	820,172.63	37,280.57	31.60	31.70	27.11
April	19,898,739	1,047,302	636,272.61	33,488.03	33.00	33.80	29.30
May	36,162,086	1,643,731	1,192,698.14	54,211.28	34.90	35.88	30.10
June	60,320,792	3,016,040	1,980,517.43	99,025.88	32.50	36.00	32.00
July	29,403,253	1,336,512	957,006.70	43,500.30	32.50	34.50	31.00
August	21,368,438	929,063	668,070.19	29,046.53	29.52	33.36	29.10
September	65,858,023	3,292,901	1,380,697.53	69,034.88	19.39	30.25	15.37
October	78,108,043	3,396,002	1,212,119.15	52,700.83	17.20	17.90	12.85
November	99,832,046	4,537,820	1,331,924.15	60,542.00	13.51	17.60	11.46
December	38,907,441	2,161,525	499,946.68	27,774.82	12.09	14.30	11.64

2002
January	49,782,341	2,628,342	665,863.49	30,266.52	13.38	14.69	12.25
February	28,381,219	1,419,061	365,775.90	18,288.79	13.43	13.98	12.36
March	62,034,282	3,101,716	930,355.52	46,517.78	15.40	16.30	13.45
April	37,842,946	1,802,045	55,568.30	26,458.01	14.45	15.50	14.00

Source: Euronext Paris.

Average volumes and share prices on the London Stock Exchange and on the New York Stock Exchange

	London Stock Exchange			New York Stock exchange (ADS)
	volume	Daily average Price high	Price low	volume	Daily average Price high	Price low
		(£)	(£)		(US$)	(US$)
2000
Fourth quarter	1,197	1,650	1,325	6,665	26.75	20.50

2001
First quarter	1,923	1,825	1,450	33,856	28.75	22.13
Second quarter	1,523	2,125	1,825	16,106	30.30	26.70
Third quarter	863	2,100	1,175	20,754	29.40	14.40
Fourth quarter	774	1,225	737.5	52,625	15.75	10.35

2002
First quarter	874	850	725	31,573	14.29	10.77

Source: Bloomberg.

MANAGEMENT — CONTROL

Compensation of directors and members of the executive committee

Directors

The ordinary and extraordinary general meeting of 24 July 2001 has raised the maximum annual amount of directors’ fees to
€ 400,000 which can be distributed among the members of the board of directors.

The granting conditions of the directors’ fees were not modified by the board of directors for fiscal year 2002 upon recommendation of the nominations and remuneration committee. Each of the director is paid a fixed amount of € 15,000. The vice chairman of the board of directors is paid an additional amount of € 5,000 and the chairs of the audit committee and of the nominations and remuneration committee each receive an additional amount of € 7,500 per year. In addition, each director is paid
€ 2,500 per actual presence at each of the meetings of the board or one of the committees of which he is member. The fixed component is paid in September of each fiscal year and the variable component is paid in April of the following fiscal year.

Based on these granting conditions, the amount of directors’ fees paid in respect of fiscal year 2002, amounts to € 300,000.

All compensations and benefits of any kind paid during fiscal year 2002 to members of the board of directors are mentioned in the table hereunder.

(in €)
Pierre Bilger(1)	1,202,744
Sir William Purves(2)	42,500
Jean-Paul Béchat(2)	15,000
Candace Beinecke(2)	15,000
James B. Cronin(2)	15,000
Dr. Klaus Esser(2)	37,500
Jean-Pierre Halbron(2)	27,500
Patrick Kron(2)	15,000
John Mayo(2) (3)	12,500
Paolo Scaroni(2) (4)	15,000
Lord Simpson(2)	32,500
Serge Tchuruk(2) (5)	15,000

(1)	Compensation and benefit only, no directors’ fees being paid to the chairman and chief executive officer.

(2)	Directors’ fees only.

(3)	Director and member of the audit committee until 14 March 2001.

(4)	Director and member of the audit committee until 12 December 2001.

(5)	Director and member of the nominations and remuneration committee until 8 March 2001.

No compensation of any kind are paid to directors by any company controlled by ALSTOM as defined under article L.233-16 of the French Code de commerce.

Chairman and Chief Executive Officer

The compensation of the chairman and chief executive officer is decided by the board of directors upon the recommendation of the nominations and remuneration committee and consists of a fixed component and a variable component. The variable component is tied to ALSTOM’s consolidated net income.

The chairman and chief executive officer received for fiscal year 2002 a global compensation amounting to € 1,200,000 (compared to an amount of € 1,300,000 the previous year) and consisting of a fixed component of € 880,000 and a variable component of € 320,000 tied to fiscal year 2001 (compared to an amount of € 500,000 the previous year which was tied to fiscal year 2000). No variable component will be paid to the chairman and chief executive officer in connection with fiscal year 2002 and the fixed component for fiscal year 2003 will not be increased over that for fiscal year 2002.

The chairman and chief executive officer does not receive directors’ fees. The stock options which have been granted to him are mentioned on page 149 of this annual report.

Members of the Executive Committee

Each of the members of the executive committee of ALSTOM receives a compensation consisting of a fixed component and a variable component tied to the financial results of the fiscal year and/or to the realisation of individual objectives determined at the beginning of the fiscal year. The variable component linked to a fiscal year is paid during the next fiscal year.

Total compensation packages are tied to both ALSTOM’s financial performance and individual and team contributions. They are based on best practices within the industry, compensation surveys and advice from human resources professionals.

The nominations and remuneration committee makes recommendations regarding the compensation of the members of the executive committee.

During fiscal year 2002, the global amount of the compensation paid to the members of the executive committee amounted to
€ 5,200,000. The fixed component represents € 3,900,000 (8 members of the executive committee as of 31 March 2002) and the variable component tied to the results of fiscal year 2001 (paid in fiscal year 2002) represents € 1,300,000 (8 members of the executive committee as of 31 March 2002). The fixed component of the compensation paid to members of the executive committee for fiscal year 2003 will not be increased over that for fiscal year 2002.

OTHER INFORMATION

Employee profit sharing plans

All the French subsidiaries to which the French law of 7 November 1990 applies have entered into employee profit sharing agreements.

As of today, approximately ten French subsidiaries of the group have entered into a profit sharing plan.

The amounts due to the employees under the legal and agreed employees profit sharing schemes for the last three fiscal years are indicated under the line “employees profit sharing” of note 3 to the consolidated accounts.

Concurrently with its initial public offering, in June of 1998 ALSTOM implemented a share capital increase reserved for the employees participating in an ALSTOM savings plan. A total of 2,491,869 shares were issued at a price of FRF 167 (or € 25.46) per share. During fiscal year 2001, a further capital increase reserved for employees of ALSTOM and its subsidiaries participating in an ALSTOM savings plan was approved. As a result of this increase of the share capital on 8 August 2000, 1,689,056 new shares, nominal value € 6 per share, were issued at a price of € 24 per share.

Information on related party agreements

During fiscal year 2002 and since its end, no agreement referred to in article L.225-38 of the French Code de Commerce have been entered into.

The agreements entered into during previous fiscal years and which have continued during fiscal year 2002 are described in the special auditors’ report as included in this annual report.

No director or executive officer or any of his or her associates was indebted to ALSTOM.

Communications Policy

ALSTOM Investor Relations Team can be contacted at ALSTOM’ s Head Office:

Robert Shaw or
Elisabeth Rocolle-Teyssier
Vice President, Investor Relations

ALSTOM
25 Avenue Kléber
75116 Paris
France

Tel: +33 01 47 55 25 78
Fax: +33 01 47 55 28 61

Information for shareholders including current share price, recent press releases and details of shareholder events can be found on ALSTOM’s web site.

http:www.alstom.com

English and French language versions of ALSTOM’ s annual report 2001/02 are available on request from the Investor Relations team.